 Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR

Notice of Annual & Special Meeting of Shareholders
June 9, 2011

Dated May 9, 2011

2010 MANAGEMENT INFORMATION CIRCULAR

GAMMON GOLD INC.
400-1701 Hollis Street
PO Box 2067
Halifax, Nova Scotia B3J 2Z1

Notice of Annual & Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that an Annual & Special Meeting of the Shareholders of Gammon Gold Inc. (the “Company ”) will be held at the Fairmont Queen Elizabeth Hotel, in the Hochelaha 2 Room, 900 René Levesque Blvd. W. Montreal, Quebec H3B 4A5 on June 9, 2011, at the hour of 9:00 a.m. (Eastern Standard Time) for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2010, together with the report of the auditors thereon;

2.	To elect the Board of Directors;

3.	To re-appoint the auditors and to authorize the Board of Directors to fix their remuneration;

4.	To consider and if thought advisable pass a special resolution to change the Company’s name to “Or AuRico Inc.” / “AuRico Gold Inc.”;

5.	To consider and if thought advisable pass a special resolution to authorize the Company to change its governing jurisdiction from the Province of Quebec to the Province of Ontario; and

6.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a Management Information Circular and the audited consolidated financial statements of the Company for the year ended December 31, 2010. Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Halifax, Nova Scotia this 9th day of May, 2011.

By Order of the Board

/s/ Colin K. Benner
Colin K. Benner
Chairman of the Board

2010 MANAGEMENT INFORMATION CIRCULAR
1

2010 MANAGEMENT INFORMATION CIRCULAR

Employee Share Purchase Plan	43
Deferred Share Unit Plan	44
Restricted Share Unit Plan	46
TERMINATION AND CHANGE OF CONTROL BENEFITS	47
DIRECTOR COMPENSATION	49
Retainer Fees	49
SECTION IV – CORPORATE GOVERNANCE	51
INDEPENDENCE OF THE BOARD OF DIRECTORS	51
Meetings Without Management	54
MANDATE OF THE BOARD OF DIRECTORS	54
POSITION DESCRIPTIONS	55
EXPECTATIONS OF MANAGEMENT	55
DIRECTOR NOMINATION PROCESS	55
ORIENTATION AND CONTINUING EDUCATION	56
RETIREMENT AGE	56
CODE OF CONDUCT	56
BOARD EFFECTIVENESS	56
COMMITTEES OF THE BOARD OF DIRECTORS	56
Audit Committee	56
Nominating & Corporate Governance Committee	58
Compensation Committee	59
Sustainability Committee	60
SHAREHOLDER COMMUNICATIONS	61
INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS	61
INDEBTEDNESS OF DIRECTORS AND OFFICERS	62
OTHER BUSINESS	62
ADDITIONAL INFORMATION	62
BOARD OF DIRECTORS APPROVAL	62

SCHEDULES

A – GAMMON GOLD INC. AUDIT COMMITTEE CHARTER	A1 – A3
B – DISSENT RIGHTS UNDER THE BUSINESS CORPORATIONS ACT (QUEBEC)	B1 – B4
C – ARTICLES OF CONTINUANCE	C1 – C8
D – BY-LAWS NO. 1 OF THE COMPANY – NEW BY-LAWS	D1 – D7
E – SUMMARY COMPARISON OF BY-LAWS	E1 – E3
2

2010 MANAGEMENT INFORMATION CIRCULAR

GAMMON GOLD INC.
400-1701 Hollis Street
PO Box 2067
Halifax, Nova Scotia B3J 2Z1

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular is furnished in connection with the Annual & Special Meeting (the "Meeting") of the holders of common shares ("Shareholders") of Gammon Gold Inc. ( “Gammon Gold” or the "Company") to be held on June 9, 2011 at 9:00 a.m. (Eastern Standard Time) at the Fairmont Queen Elizabeth Hotel, in the Hochelaha 2 Room, 900 René Levesque Blvd. W., Montreal, Quebec, H3B 4A5 and at any continuation thereof after an adjournment.

Except as otherwise stated, the information contained herein is given as of April 29, 2011 and all amounts shown herein are in Canadian Dollars.

Under the securities laws of the United States, the Company is a "foreign private issuer" and, accordingly, is not subject to the proxy rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

SECTION I – VOTING INFORMATION

SOLICITATION OF PROXIES

The enclosed proxy is being solicited by or on behalf of the Management of the Company. The mailing to Shareholders of this Circular will be on or about May 13, 2011. The cost of soliciting proxies will be borne by the Company. While most proxies will be solicited by mail only, regular employees of the Company may also solicit proxies by telephone or in person. Such employees will receive no additional compensation for these services other than their regular salaries, but will be reimbursed for their reasonable expenses.

The Company will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of common shares registered in the names of such brokers, custodians, nominees and fiduciaries. The Company will reimburse brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial owners of common shares.

VOTING GAMMON GOLD COMMON SHARES

The Board of Directors of Gammon Gold have fixed April 29, 2011 as the record date for the purpose of determining Shareholders entitled to receive Notice of the Meeting (the "Meeting Record Date").

The Company will prepare, no later than ten (10) days following the Meeting Record Date, a list of Shareholders entitled to vote as of the Meeting Record Date, showing the number of common shares held by each such shareholder. Each person named on the list of Shareholders is entitled to one (1) vote for each common share held, except to the extent that: (i) the shareholder has transferred any common shares after the Meeting Record Date; and (ii) the transferee of those common shares produces properly endorsed share certificates, or otherwise establishes ownership of those common shares, and requests, not later than ten (10) days before the date of the Meeting, that the transferee's name be included on such list before the Meeting, in which case the transferee is entitled to vote those common shares at the Meeting.

Shareholders may also cast their vote electronically or by telephone by following the instructions on the enclosed form of proxy or voting instruction form.

REGISTERED SHAREHOLDERS

Registered Shareholders are Shareholders whose common shares are held in their own name and they will have received a proxy form in their own name.

3

2010 MANAGEMENT INFORMATION CIRCULAR

NON-REGISTERED/BENEFICIAL SHAREHOLDERS

Beneficial Shareholders are Shareholders who do not hold their common shares in their own name, but rather in the name of a nominee - this could be a bank, trust company, securities broker or other financial institution (and is known as holding the common shares in "street form").

If you are a non-registered shareholder, there are two (2) ways you can vote your common shares held by your nominee. Your nominee is required to seek voting instructions from you in advance of the Meeting in accordance with securities laws, and so you will receive, or will have already received from your nominee, a request for voting instructions or a proxy form for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions. Therefore, please follow them in order to make sure that your common shares are voted.

Alternatively, if you wish to vote in person at the Meeting, please insert your own name in the space provided on the "Request for Voting Instructions" or proxy form to appoint yourself as proxyholder and follow the signing and return instructions of your nominee. Non-registered Shareholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

APPOINTMENT OF PROXY HOLDERS

The persons named in the enclosed form of proxy are directors and/or officers of Gammon Gold. A Shareholder has the right to appoint some other person (who need not be a Shareholder) to attend and to act for and on behalf of such Shareholder at the Meeting. To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proper form of proxy and, in either case, deliver the completed proxy by post or other form of delivery to Gammon Gold at its registered office at 400-1701 Hollis Street, PO Box 2067, Halifax, Nova Scotia B3J 2Z1.Alternatively, the completed proxy may be delieved to the transfer agent for the common shares, care of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2YI, in either case to be received not later than the close of business on June 7, 2010 or, in the event of an adjournment, not later than two (2) business days preceding the day to which the Meeting is adjourned.

All common shares represented by a properly executed and deposited proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of the shareholder as specified thereon.

If you have appointed a person who was designated by Gammon Gold to vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning any matter identified in the Notice of Meeting, the common shares represented by such proxy will be voted:

1.	FOR the election of the persons nominated for election as Board of Directors of Gammon Gold;

2.	FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditor of Gammon Gold and to authorize the Board of Directors to fix the remuneration of the auditor;

3.	FOR changing the Company’s name to “Or AuRico Inc.”/”AuRico Gold Inc.”; and

4.	FOR authorizing the Company to change its governing jurisdiction from the Province of Quebec to Ontario.

The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice of Meeting and on any other matter properly coming before the Meeting. Management is not aware of any such matter; however, if such matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named therein.

REVOCABILITY OF PROXIES

Relevant provisions of the Business Corporations Act (Quebec) (the "QBCA") provide that a shareholder executing the enclosed form of proxy has the right to revoke it at any time before it is exercised. A shareholder may revoke a proxy by depositing an instrument in writing, executed by the shareholder or by an attorney authorized in writing, at, or by transmitting, by telephonic or electronic means or any other manner permitted by law, a revocation to, the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or by depositing such instrument with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

4

2010 MANAGEMENT INFORMATION CIRCULAR

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The authorized capital of the Company consists of an unlimited number of common shares. As of April 29, 2011, there were 172,324,799 common shares outstanding. Each common share carries the right to one (1) vote on any matter properly coming before the Meeting. A quorum for the meeting of Shareholders is two (2) persons present in person or by proxy and authorized to vote.

To the knowledge of the Board of Directors and officers of Gammon Gold, the only person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding common shares is:

Name and Address of Beneficial Owner	Number of Common Shares(1)	% of Class(2)
Canadian Depositary for Securities Limited	130,726,453	75.9%

Notes:

1.	Based upon public filings with securities regulatory authorities in Canada on SEDAR.

2.	Calculated on the basis of 172,324,799 common shares outstanding as of April 29, 2011.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set forth in this Management Information Circular, no (i) Director or Executive Officer of the Company who has held such position at any time since January 1, 2010, (ii) proposed nominee for election as a Director of the Company, or (iii) associate or affiliate of a person in (i) or (ii), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

SECTION II – BUSINESS OF THE MEETING

FINANCIAL STATEMENTS AND AUDITORS’ REPORT

The audited consolidated financial statements of Gammon Gold for the year ended December 31, 2010, the auditors’ report on those financial statements, and the Management's Discussion & Analysis for the year ended December 31, 2010, are posted on the Company’s website, www.gammongold.com. Additional copies may be obtained from Gammon Gold upon request.

ELECTION OF DIRECTORS

The articles of Gammon Gold provide that the Board of Directors of Gammon Gold (the "Board of Directors") shall consist of a minimum of three (3) and a maximum of nine (9) Directors and the number may be fixed from time to time by the Board of Board of Directors. The Board of Directors has set the number of Directors to be elected at the Meeting at nine (9).

The nominees for election as Directors of the Company are listed below, nine (9) of whom are currently serving as Board of Directors of the Company. The persons proposed for election are, in the opinion of the Board of Directors and Management, well qualified to act as Directors for the forthcoming year.

Each such nominee, if elected, will serve until the next Annual Meeting of Shareholders or until his successor is duly elected or appointed. Management has been informed that each nominee is willing to serve as a Director, if elected. Management recommends a vote for all nominees for election as Directors of the Company.

BOARD RENEWAL AND DIRECTOR SELECTION

The Nominating & Corporate Governance Committee has developed criteria to assist in the selection of Director nominees. Nominees must have the experience, skills, time and commitment necessary to fulfill the Board of Directors’ responsibilities.

In the search for Director candidates, the Nominating & Corporate Governance Committee considers, among other things , the skills and experience of each Director nominee as identified in the Board of Directors’ Skills Matrix below, that also reflects the current strengths of the Board as a whole.

5

2010 MANAGEMENT INFORMATION CIRCULAR

BOARD OF DIRECTORS’ SKILLS MATRIX

Skills & Experience	Ronald Smith	George Elliott	Terrence Cooper	Rene Marion	Luis Chavez	Colin Benner	Richard Colterjohn	Alan Edwards	Joseph Spiteri

Managing/Leading Growth
Senior executive experience driving strategic insight and direction to encourage innovation and conceptualize key trends to continuously challenge the organization to sharpen its vision while achieving significant organic growth.

	×	×		×		×	×	×	×

International Senior executive experience working in an organization with global operations w here Gammon is or may be active. Has a thorough understanding of different cultural, political and regulatory requirements.

				×	×	×	×	×	×
CEO / Senior Officer Experience working as a CEO or senior officer for a major organization with international operations.	×	×		×		×	×	×

Mining
Senior executive experience in the mining industry combined with a strong know ledge of Gammon’s strategy , markets, competitors, financials, operational issues, regulatory concerns and technology .

		×		×	×	×	×	×	×
Legal Experience in the legal field with strong know ledge of legal issues facing publicly traded companies.		×	×

Compensation
Senior executive experience or board compensation committee participation with a thorough understanding of compensation, benefit and pension programs, legislation and agreements. This includes specific expertise in executive compensation programs including base pay , incentives, equity and perquisites.

	×	×		×		×	×
Governance/Board Prior or current experience as a board member of a major Canadian or US organization (public, private or non-profit sectors) with international operations.	×	×	×	×	×	×	×	×

Financial Acumen
Senior executive experience in financial accounting and reporting, and corporate finance, especially with respect to debt and equity markets. Familiarity with internal financial controls.

	×					×	×

Diversity
Contributes to the board in a w ay that enhances perspectives through diversity in gender, ethnic background, geographic origin, experience (industry and public, private and nonprofit sectors), etc.

				×	×	×

Marketing Expertise
Senior executive experience in the mining marketing industry combined with a strong know ledge of Gammon’s strategy , markets, competitors, financials, operational issues and regulatory concerns.

		×		×	×	×	×	×	×

6

2010 MANAGEMENT INFORMATION CIRCULAR

The following tables set out the names of the nine (9) nominees, their principal occupation or employment and the year from which each current Director has continually served as a Director of the Company. The tables also set out, as of April 29, 2011, the number and value of common shares owned by each of them or over which control or direction is exercised by each of them, and the number and value of stock options which they hold in the Company.

NOMINEES FOR ELECTION AS DIRECTORS

Colin Benner, 66 Vancouver, British Columbia Canada

Mr. Colin K. Benner, P.Eng, ICD-DP, is an experienced mining executive with more than 40 years in the mining industry in senior management and executive roles in Canada and internationally. He was most recently Executive Chairman of PBS Coals Limited, Vice Chairman and CEO of Skye Resources and previously Vice Chairman and CEO of Lundin Mining Corporation as well as EuroZinc Mining Corporation. Mr. Benner currently serves on a number of public company boards in the mining industry in Canada. He is a member of the Association of Professional Engineers of Ontario, the Canadian Society of Professional Engineers as well as a member of the Association of Professional Engineers and Geoscientists of British Columbia, the Association of Professional Engineers and Geoscientists of Nunavut, the Society of Mining Engineers of the AIME and the Canadian Institute of Mining. Mr. Benner is also a Registered ICD-DP.

Gammon Gold Board Details:
• Director since April 12, 2010
• Chairman of the Board since May 13, 2010
• Independent

Public Board Memberships During Last Five Years:
• Lundin Mining Corporation, 2006 to present
• Troon Ventures Limited, 2008 to present
• Corsa Coal Limited (Chairman), 2009 to present
• Creston Moly Corporation (Executive Chairman), 2008 to present
• Polaris Minerals Incorporated, 2009 to April 2010
• Capstone Mining Corporation (Chairman), 2008 to present
• Adriana Resources Incorporated, November 2009 to present
• Lara Exploration Limited, 2008
• Dalradian Resources Incorporated, January 2010 to present
• Major Drilling Group International , 2002 to 2007
• Dundee Precious Metals Incorporated, 2005 to 2007
• Goldhawk Resources Incorporated, 2003 to 2008
• PBS Coals Corporation, 2007 to 2008
• Aurelian Resources Incorporated, 2008
• Western Canadian Coal Corporation, 2001 to 2006
• HudBay Minerals Incorporated, 2008 to 2009
• Sherwood Copper Corporation, 2006 to 2008
• Skye Resources Incorporated, 2008

Principal Occupation – Executive Chairman, Creston Moly Corporation

Common Shares Held – as at April 29, 2011
Common Shares		Total Market Value of Common Shares		Minimum Ownership
(#)		($)(1)		Requirement(4)
15,075		$156,026		$100,000
Stock Options Held – as at April 29, 2011
				Value of Unexercised
		Total Unexercised	Exercise Price	in-the-money options
Date Granted	Expiry date	(#)	($)	($)(2)
April 13, 2010	April 13, 2017	150,000	$7.44	$436,500
April 18, 2011	April 18, 2018	50,000	$10.09	$13,000
	Total Value of Unexercised in-the-money Options			$449,500
7

2010 MANAGEMENT INFORMATION CIRCULAR

Ronald Smith, 60 Yarmouth, Nova Scotia Canada

Mr. Ronald Smith, FCA, a native of Yarmouth, Nova Scotia, has an extensive background in the financial, telecommunications and energy sectors. A former Chief Financial Officer with Aliant Telecom Incorporated and its predecessor, Maritime Telephone & Telegraph Limited, he later served as Senior Vice President and Chief Financial Officer of Emera Incorporated and its major subsidiary, Nova Scotia Power Incorporated. Mr. Smith recently completed a term as Chair of the Acadia University Board of Governors but continues to serve on the board. Mr. Smith also serves on the Canada Pension Plan Investment Board and serves as a trustee of the Nova Scotia Association of Health Organizations pension fund. Mr. Smith also serves as a member of the Canadian Accounting Standards Oversight Council. He is a former National President of the Canadian Association for Community Living and former Chair of the Atlantic Provinces Economic Council.

Gammon Gold Board Details:
• Director since May 15, 2009
• Independent

Committee Membership:
• Chair of the Audit Committee
• Member of the Compensation Committee

Public Board Memberships During Last Five Years:
• Innovative Properties Incorporated, April 2009 to present
• Andor Mining Incorporated, January 2011 to present

Principal Occupation – Chartered Accountant

Common Shares Held – as at April 29, 2011
Common Shares		Total Market Value of Common Shares		Minimum Ownership
(#)		($)(1)		Requirement(4)
11,350		$117,472		$100,000
Stock Options Held – as at April 29, 2011
				Value of Unexercised
		Total Unexercised	Exercise Price	in-the-money options
Date Granted	Expiry date	(#)	($)	($)(2)
May 15, 2009	May 15, 2016	40,000	$8.27	$83,200
May 19, 2010	May 19, 2017	35,000	$7.99	$82,600
April 18, 2011	April 18, 2018	25,000	$10.09	$6,500
	Total Value of Unexercised in-the-money Options			$172,300

8

2010 MANAGEMENT INFORMATION CIRCULAR

René Marion, 48 Toronto, Ontario Canada

Mr. René Marion is the President & Chief Executive Officer of the Company and a corporate Director. His background combines twenty six years of experience in mining operations, operational management and mine engineering in North America with acquisition evaluations, feasibility studies, development and mergers throughout the world. Prior to joining Gammon Gold, he had been seconded as Chief Operating Officer of Highland Gold Mining Limited (“Highland Gold”) in Russia, a publicly traded strategic partner of Barrick Gold Corporation (“Barrick Gold”). Prior to his appointment with Highland Gold in December 2006, he held various senior posts in the corporate headquarters of Barrick Gold in Toronto, Canada including Vice President, Technical Services. Mr. Marion holds a Bachelor of Science Degree in Mining Engineering from Queens University.

Gammon Gold Board Details:
• Director since March 27, 2008
• Non-Independent

Committee Membership:
• Member of the Sustainability Committee

Public Board Memberships During Last Five Years:
• Highland Gold Mining Limited, January 2007-October 2007

Principal Occupation – President & Chief Executive Officer, Gammon Gold Incorporated

Common Shares Held – as at April 29, 2011
Common Shares		Total Market Value of Common Shares		Minimum Ownership
(#)		($)(1)		Requirement
221,846		$2,296,106		$1,100,000

Stock Options Held – as at April 29, 2011
				Value of Unexercised
		Total Unexercised	Exercise Price	in-the-money options
Date Granted	Expiry date	(#)	($)	($)(2)
Oct 25, 2007	Oct 25, 2012	500,000(3)	$9.42	$465,000
Nov 9, 2010	Nov 9, 2017	104,000	$6.96	$352,560
Total Value of Unexercised in-the-money Options				$817,560
9

2010 MANAGEMENT INFORMATION CIRCULAR

Luis Chavez, 57 Chihuahua City, Chihuahua Mexico

Dr. Luis Chavez is the Director of Mexican Operations and a corporate Director. Dr. Chavez has considerable experience in all mining related areas; he holds a Master of Science degree in Mineral Economics (1978) from Penn State University, and a PhD degree in Energy and Mineral Economics (1982) from the University of Arizona. He has a Business Administration Degree (1989) from the Pan-American Business Institute in Monterrey, Mexico. Dr. Chavez has attended and lectured several short courses and seminars, in topics related to the mining industry. Dr. Chavez is the author of the National Mapping Program and the creator of the largest geology and mining data bank currently in use by mining companies doing business in Mexico. In 2001, he was invited by the Governor of Coahuila State to become Energy and Mines Director with the objective of developing rational and sustainable development policies and strategies to maximize energy and mineral resources value. From 2002 to 2006, he was Secretary General for the Mexican Mining Directors and was also President of the Mexican Institute for Environmental Management

Gammon Gold Board Details:
• Director since July 17, 2007
• Non-Independent

Public Board Memberships During Last Five Years:
• N/A

Principal Occupation – Director of Mexican Operations, Gammon Gold Incorporated

Common Shares Held – as at April 29, 2011
Common Shares		Total Market Value of Common Shares		Minimum Ownership
(#)		($)(1)		Requirement
23,066		$238,733		None

Stock Options Held – as at April 29, 2011
				Value of Unexercised
		Total Unexercised	Exercise Price	in-the-money options
Date Granted	Expiry date	(#)	($)	($)(2)
Jul 16, 2007	Jul 16, 2012	50,000	$13.00	$Nil
Jan 28, 2008	Jan 28, 2013	12,500	$6.56	$47,375
Jan 16, 2010	Jan 16, 2017	25,000	$11.43	$Nil
Total Value of Unexercised in-the-money Options				$47,375

10

2010 MANAGEMENT INFORMATION CIRCULAR

George Elliott, 68 Toronto, Ontario Canada	Mr. George Elliott, Bachelor of Arts (Honours), LLB, is a seasoned business leader with over 35 years of experience in legal affairs and corporate finance throughout a variety of industries. Most recently, from 2000 to 2007, Mr. Elliott held the roles of Chairman and CEO for Titanium Corporation Inc. Prior to this, Mr. Elliott was Senior Counsel at the law firm Gowling Lafleur Henderson. Mr. Elliott has also served as an Executive Vice President of MCAP Financial, which manages over $20 billion in mortgage investments for Canadian financial institutions, and Chair of the Executive Committee of the PLM Group, Canada’s fourth largest commercial printer, which was acquired by Transcontinental Printing for 250% of the then market value.

Gammon Gold Board Details:
• Director since August 6, 2008
• Independent

Committee Membership:
• Chair of the Compensation Committee
• Member of the Nominating & Corporate Goverance Committee

Public Board Memberships During Last Five Years:
• Esperanza Silver Corporation, August 2008 to present
• Titanium Corporation, April 2000 to 2007
• Augen Captial Corproation, November 2005 to May 2007
• Integrated Asset Management, June 2007 to January 2009
• Andor Mining Incorporated, January 2011 to present

Principal Occupation – Barrister & Solicitor

Common Shares Held – as at April 29, 2011
Common Shares		Total Market Value of Common Shares		Minimum Ownership
(#)		($)(1)		Requirement
12,784		$132,314		$100,000

Stock Options Held – as at April 29, 2011
				Value of Unexercised
		Total Unexercised	Exercise Price	in-the-money options
Date Granted	Expiry Date	(#)	($)	($)(2)
Aug 12, 2008	Aug 12, 2015	20,000	$9.68	$13,400
May 15, 2009	May 15, 2016	20,000	$8.27	$41,600
May 19, 2010	May 19, 2017	35,000	$7.99	$82,600
April 18, 2011	April 18, 2018	25,000	$10.09	$6,500
Total Value of Unexercised in-the-money Options				$144,100

11

2010 MANAGEMENT INFORMATION CIRCULAR

Terrence Cooper, 67 Halifax, Nova Scotia Canada

Mr. Terrence Cooper, Q.C., was co-founder and partner of the law firm of Cooper & McDonald, in Halifax Nova Scotia, where he practiced as a litigation lawyer for thirty years. Prior to his time with Cooper & McDonald, he served as a Solicitor with the Nova Scotia Department of the Attorney General where, in addition to his many other roles during his tenure, he acted as prosecuting Crown Attorney in the Nova Scotia Court of Appeal. Mr. Cooper has been practicing law in Nova Scotia for more than thirty-eight years and is currently practicing as a litigation lawyer with Boyne Clarke in Dartmouth, Nova Scotia . He also acts as a per diem Crown Attorney with the Public Prosecution Service of Nova Scotia. Mr. Cooper received his B.A. from Saint Mary’s University and obtained his B.Ed. and LLB from Dalhousie University. He was appointed Queen’s Counsel in 1997 and is presently a member of the Nova Scotia Barristers’ Society and former member of the Canadian Bar Association and American Trial Lawyers’ Association.

Gammon Gold Board Details:
• Director since April 27, 2009
• Independent

Committee Membership:
• Chair of the Nominating & Corporate Governance Committee
• Member of the Audit Committee

Public Board Memberships During Last Five Years:
• N/A

Principal Occupation – Barrister & Solicitor

Common Shares Held – as at April 29, 2011
Common Shares		Total Market Value of Common Shares		Minimum Ownership
(#)		($)(1)		Requirement
8,883		$91,939		$100,000

Stock Options Held – as at April 29, 2011
				Value of Unexercised
		Total Unexercised	Exercise Price	in-the-money options
Date Granted	Expiry date	(#)	($)	($)(2)
April 27, 2009	April 27, 2016	40,000	$8.15	$88,000
May 19, 2010	May 19, 2017	35,000	$7.99	$82,600
April 18, 2011	April 18, 2018	25,000	$10.09	$6,500
Total Value of Unexercised in-the-money Options				$177,100

12

2010 MANAGEMENT INFORMATION CIRCULAR

Richard Colterjohn, 53 Toronto, Ontario Canada

Mr. Richard Colterjohn, B. Comm., MBA, has been Managing Partner of Glencoban Capital Management Incorporated since 2002. Mr. Colterjohn is a Principal of Glencoban and has over 20 years of involvement in the mining sector, as an investment banker, Director and operator. He founded Centenario Copper Corporation and has served as Chief Executive Officer and President from March 2004 until the sale of the company in April 2009. Mr. Colterjohn was previously an Investment Banker for 17 years. He served as Managing Director of Corporate Finance department of UBS Bunting Warburg Inc. from 1992 to 2002 and was Head of its Mining Sector practice, where responsibilities included leading Mining Sector Investment Banking activities in Canada. Mr. Colterjohn worked at Bankers Trust from 1988 to 1991 and Merrill Lynch from 1986 to 1988. Mr. Colterjohn holds Bachelor of Commerce and Masters of Business Administration degrees.

Gammon Gold Board Details:
• Director since April 12, 2010
• Indendendent

Gammon Gold Board Details:
• Member of the Audit Committee
• Member of the Nominating & Corporate Governance Committee

Public Board Memberships During Last Five Years:
• Explorator Resources Incorporated, November 2009 to present
• MAG Silver Corporation, October 2007 to present
• Centenario Copper Corporation, March 2004 to April, 2009
• Cumberland Resources Limited, June 2003 to 2007
• Canico Resource Corporation, September 2002 to 2006
• Viceroy Exploration Limited, October 2004 to 2006
• UBS Bunting Warburg Incorporated, 1992 to 2002

Principal Occupation – Managing Partner and Principal, Glencoban Capital Management Incorporated

Common Shares Held – as at April 29, 2011
Common Shares		Total Market Value of Common Shares		Minimum Ownership
(#)		($)(1)		Requirement
306,842		$3,175,815		$100,000

Stock Options Held – as at April 29, 2011
				Value of Unexercised
		Total Unexercised	Exercise Price	in-the-money options
Date Granted	Expiry date	(#)	($)	($)(2)
May 18, 2010	May 18, 2017	40,000	$7.92	$97,200
May 19, 2010	May 19, 2017	35,000	$7.99	$82,600
April 18, 2011	April 18, 2018	25,000	$10.09	$6,500
Total Value of Unexercised in-the-money Options				$186,300

13

2010 MANAGEMENT INFORMATION CIRCULAR

Alan R. Edwards, 53 Morrison, Colorado United States

Mr. Alan Edwards is a mining professional with over 27 years of diverse mining industry experience. Mr. Edwards has a Bachelor of Science Degree in Mining Engineering and an MBA (Finance), both from the University of Arizona. He initially worked for Phelps Dodge Corporation for 15 years where he held positions of increasing responsibility, including General Manager of Operations, Chino Mines Company. From 2007 to 2009, Mr. Edwards held the position of President, Chief Executive Officer and Director of Frontera Copper Corporation. From 2004 to 2007, Mr. Edwards held the position of Executive Vice President and Chief Operating Officer at Apex Silver Mines Corporation where he was responsible for the engineering, construction and commissioning of the San Cristobal project in Bolivia. From 1996 to 2000, Mr. Edwards worked for Cyprus Amax Minerals Company where he rose to the position of President/General Manager of Sociedad Minera Cerro Verde S.A. in Peru. Prior to joining Apex Silver Mines, he held senior operating positions with P.T. Freeport Indonesia and Kinross Gold Corporation.

Gammon Gold Board Details:
• Director since May 13, 2010
• Independent

Committee Membership:
• Chair of the Sustainability Committee
• Member of the Compensation Committee

Public Board Memberships During Last Five Years:
• Copper One Corporation, December 2009 to Present
• Frontera Copper Corporation, September 2007 to February 2009
• Entree Gold Incorporated, March 2011 to present

Principal Occupation – President and Chief Executive Officer, Copper One Incorporated

Common Shares Held – as at April 29, 2011
Common Shares		Total Market Value of Common Shares		Minimum Ownership
(#)		($)(1)		Requirement
9,971		$103,200		$100,000

Stock Options Held – as at April 29, 2011
				Value of Unexercised
		Total Unexercised	Exercise Price	in-the-money options
Date Granted	Expiry date	(#)	($)	($)(2)
May 18, 2010	May 18, 2017	40,000	$7.92	$97,200
May 19, 2010	May 19, 2017	35,000	$7.99	$82,600
April 18, 2011	April 18, 2018	25,000	$10.09	$6,500
Total Value of Unexercised in-the-money Options				$186,300

14

2010 MANAGEMENT INFORMATION CIRCULAR

Joseph Spiteri, 57 Acton, Ontario Canada

Mr. Joseph Spiteri is Principal of a private mining consultancy. He has 35 years of experience in advanced-stage exploration, feasibility, construction, operations and acquisitions. Prior to becoming a consultant, Joe held senior management or executive positions with Dome Mines Group, Placer Dome Incorporated, Northgate Explorations Limited, Lac Minerals Limited and Campbell Resources Incorporated. Mr. Spiteri obtained his Bachelor of Science Degree from the University of Toronto in 1976. Between 1982 and 1984, Mr. Spiteri completed graduate level business courses, on a part-time and correspondence basis from Laurentian University and Dalhousie University. He is a member of The Canadian Institute of Mining and The Association of Professional Geoscientists of Ontario.

Gammon Gold Board Details:
• Director since May 13, 2010
• Independent

Committee Membership:
• Member of the Sustainability Committee

Public Board Memberships During Last Five Years:
• Marathon Gold Corporation, November 24, 2010 to Present
• Marathon PGM Corporation, April 2010 to December 2010

Principal Occupation – Independent Mining Consultant

Common Shares Held – as at April 29, 2011
Common Shares		Total Market Value of Common Shares		Minimum Ownership
(#)		($)(1)		Requirement
7,487		$77,490		$100,000

Stock Options Held – as at April 29, 2011
				Value of Unexercised
		Total Unexercised	Exercise Price	in-the-money options
Date Granted	Expiry date	(#)	($)	($)(2)
May 18, 2010	May 18, 2017	40,000	$7.92	$97,200
May 19, 2010	May 19, 2017	35,000	$7.99	$82,600
April 18, 2011	April 18, 2018	25,000	$10.09	$6,500
Total Value of Unexercised in-the-money Options				$186,300

Notes:

1.	On April 29, 2011, the closing price of the Company’s common shares on the Toronto Stock Exchange was $10.35. Total common shares were multiplied by the closing price to determine total market value.

2.

The total value of unexercised in-the-money options was calculated by taking the difference between the closing price of the Company’s common shares on the Toronto Stock Exchange on April 29, 2011 and the exercise price of the stock options and then multiplying that total by the total number of unexercised stock options.

3.	These options were granted from outside of the Gammon Gold Stock Option Plan as an inducement to new executive officers to join the Company and did not require shareholder approval.

4.	This target level of shareholding must be reached on or before the third anniversary of their joining the Company.

The principal occupations, businesses and employments for the preceding five years for each of the nominees named above are noted in the biography tables above.

As at April 29, 2011, the Company’s Committee structure consisted of the following:

  An Audit Committee as required by National Instrument 52-110 – Audit Committees of the Canadian Securities Regulators (“NI 52-110”), by the “Exchange Act” and Rule 10A-3 thereunder (“Rule 10A-3”) and by the New York Stock Exchange (the “NYSE”), and its members are Ronald Smith (Chair), Terrence Cooper and Richard Colterjohn. See - "Section IV - Corporate Governance - Committees of the Board of Directors - Audit Committee";

  A Nominating & Corporate Governance Committee, and its members are Terrence Cooper (Chair), George Elliott and Richard Colterjohn. See - "Section IV – Corporate Governance – Committees of the Board of Directors - Nominating & Corporate Governance Committee”;

  A Compensation Committee, and its members are George Elliott (Chair), Alan Edwards and Ronald Smith. See -
  "Section IV - Corporate Governance - Committees of the Board of Directors - Compensation Committee"; and

15

2010 MANAGEMENT INFORMATION CIRCULAR

  An Sustainability Committee and its members are Alan Edwards (Chair), René Marion and Joseph Spiteri. See -
  “Section IV – Corporate Governance – Committees of the Board of Directors – Sustainability Committee”.

The Company does not have an Executive Committee.

RE-APPOINTMENT OF AUDITOR

The Board of Directors recommends that KPMG LLP, Chartered Accountants, be re-appointed as the Company’s auditor to hold office until the close of the next Annual Meeting, and that the Board of Directors be authorized to fix renumeration as such. KPMG LLP was first appointed auditor of the Company effective as of November 4, 2005.

Representatives of KMPG LLP will be in attendence via teleconference at the Meeting. See - “Section IV – Corporate Governance – Audit Committee – External Auditor Service Fees (By Category)”.

APPROVAL OF NAME CHANGE

Management proposes to change the name of the Company from “Or Gammon Inc.” / “Gammon Gold Inc." to “Or AuRico Inc.” / “AuRico Gold Inc.".

The company has transformed over the past year into a multi-operation company with a pipeline of projects. The new name and logo reflect Comany’s renewed commitment to enrich shareholder value through continued growth. The AuRico Gold name combines three words representative of the company: "Au," the atomic symbol for gold, "rico," a Spanish word meaning rich, and "gold," which is our primary product. The AuRico logo features the ancient alchemy symbol for gold, which dates back over thousands of years.

The company’s Toronto Stock Exchange ticker symbol and its New York Stock Exchange ticker symbol will change to “AUQ” to reflect the new name, representing gold equivalent.

The Board of Directors has approved the change of name, subject to shareholder approval. At the meeting, shareholders will be asked to pass the following resolution to approve the name change:

BE IT RESOLVED THAT:

1.	the Company is hereby authorized to amend its articles to change its name from “OR GAMMON INC.” / “GAMMON GOLD INC.” to “OR AURICO INC.” / “AURICO GOLD INC.” (the “Name Change”);

2.

any Director or officer of the Company be and he is hereby authorized, for and on behalf of and in the name of the Company, to execute and sign any documents and perform all acts and things necessary or useful, to give effect to the Name Change, including without limitation, the execution and filing of Articles of Amendment in the prescribed form with the Enterprise Registrar (Quebec);

3.

the Board of Directors of the Company may, before the appropriate certificate is prepared, cancel the foregoing resolutions and decide not to proceed with the Name Change without further approval of the shareholders of the Company; and

4.

any Director or officer of the Company is hereby authorized to execute, whether under the corporate seal of the Companny or otherwise, and deliver all documents or instruments in writing and do all other such acts and things as he may consider necessary or desirable to carry out the foregoing resolutions.

To be effective, this resolution must be approved by at least 66 2/3% of the votes cast by holders of common shares present in person or represented by proxy at the meeting.

16

2010 MANAGEMENT INFORMATION CIRCULAR

CHANGE OF GOVERNING JURISDICTION

The shareholders of the Corporation will be asked to pass a special resolution (the “Continuance Resolution”) to authorize the continuance of the Corporation (the “Continuance”) from the jurisdiction of the QBCA to the jurisdiction of the Business Corporations Act (Ontario) (the “OBCA”).

Reasons for the Continuance

The Corporation was originally incorporated under Part IA of the Companies Act (Québec) (the “QCA”) on February 25, 1986. At that time, the Corporation had its headquarters in Montreal and its shares were listed on the Bourse de Montreal. Since April 1998, the Corporation has had its head office in Halifax, Nova Scotia and since December 2009, the Company has moved it Head office to Toronto, Ontario, and it is now listed on the TSX. The Company’s mineral properties and mines are all located in Mexico. The Company now has no assets, operations, management or offices in the Province of Québec.

The Board of Directors had concluded as early as March 23, 2009 that it would be in the best interests of the Corporation to be continued to a jurisdiction with more modern corporate laws and a more meaningful connection to the Corporation, but the Corporation did not act on this conclusion since the QCA did not provide for the continuance of companies from Québec to another jurisdiction. The QCA was subsequently replaced by the QBCA on February 14, 2011, which now allows companies to be continued to another jurisdiction.

While the QBCA modernized many of the provisions of the QCA, the Board of Directors determined that the OBCA would be a more suitable governing statute for the Corporation. For example, the QBCA still provides that meetings of the shareholders must be held in the Province of Québec, unless the articles of the corporation provide otherwise, whereas the OBCA allows such meetings to be held at any place in or outside Ontario as the directors may determine, without the need to specify so in the articles.

In addition, since every corporation must register or file notice in each province or territory in which it is conducting business, continuance under the OBCA would allow the Corporation to reduce the number of provinces in which it must register to the two provinces where it maintains offices.

In light of the foregoing, the Board of Directors resolved, on March 24, 2011, that the Corporation should be continued under the OBCA, subject to shareholder and regulatory approval.

Effect of the Continuance

If the Continuance is approved by shareholders, the Corporation intends to apply to the Registrar of Enterprises under the QBCA for permission to be continued under the OBCA, and upon receipt of such authorization, the Corporation intends to file with the Director under the OBCA articles of continuance in the form of the draft articles attached as Schedule “C” to this Management Information Circular. After the articles of continuance have been filed, the Director will endorse on such articles a certificate of continuance. The Corporation will cease to be governed by the QBCA and will be governed by the OBCA as of the date shown in the certificate of continuance endorsed.

The endorsed articles of continuance will function as the articles of incorporation of the Corporation. The articles of continuance will contain the same terms as the current articles of incorporation (as amended) of the Corporation, except for the following changes:

(a)	The province in which the registered office of the Corporation will be situated will be changed to Ontario, since the Corporation’s executive office is located in the same province.

(b)

The Corporation’s authorized share capital will be changed from an unlimited number of common shares, an unlimited number of Class A preferred shares, and an unlimited number of Class B preferred shares, all without nominal or par value, to an unlimited number of shares of one class designated as common shares. The Corporation has not had Class A or Class B preferred shares outstanding for many years now and has no need for them.

17

2010 MANAGEMENT INFORMATION CIRCULAR

(c)

Annex B to the articles of incorporation will be removed. OBCA Annex B to the articles of incorporation (as amended) of the Corporation authorize the directors of the Corporation to borrow money upon the credit of the Corporation, to issue obligations or other securities of the Corporation and to pledge them or sell them for such amounts as the directors consider advisable, and to charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any movable or immovable property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation. In a corporation governed by the OBCA, such authority is found in the OBCA, rather than in its articles or by-laws, as was usually the case under the QCA.

In addition, the by-laws to be adopted by the Corporation after the Continuance (the “New By-Laws”) are attached to this Management Information Circular as Schedule “D”. Subject to the Continuance becoming effective, the Corporation’s existing bylaws (the “Existing By-Laws”), will be repealed and replaced with the New By-Laws. The provisions of the New By-Laws are substantially the same as the provisions of the Existing By-Laws, except as set out under “Summary Comparison of By-Laws”, below.

The Continuance will not create a new legal entity, nor will it prejudice or affect the continuity of the Corporation. Once continued, the Corporation will remain a legal person, retain its rights and obligations as such, and remain a party to any judicial or administrative proceeding to which it is a party. The Corporation’s authorized capital will remain unchanged. The Continuance and the adoption of the articles of continuance and the New By-laws will not result in any substantive changes to the constitution, powers or management of the Corporation, except as otherwise described herein. The Continuance is not expected to have any material business or tax consequences for the Corporation.

Summary Comparison of Shareholder Rights

The OBCA provides shareholders substantially the same rights as are available to shareholders under the QBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations thereunder. The following is a summary of certain differences between the QBCA and the OBCA which management of the Corporation considers to be of significance to shareholders. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders should consult their legal or other professional advisors with regard to the implications of the Continuance which maybe of importance to them.

Amendments to Charter Documents and Other Fundamental Changes

Under the QBCA, any amendment to the articles of a corporation requires approval from the shareholders by a special resolution passed by at least two-thirds of the votes cast on the resolution. However, the board of directors of a corporation may, without shareholder authorization, correct certain errors, irregularities and illegal provisions contained in the articles of the corporation, or consolidate them. In addition, certain fundamental changes also require approval from the shareholders by a special resolution passed by at least two-thirds of the votes cast on the resolution. Such fundamental changes include an alienation of property affecting significant business activity (see below), stock splits and stock consolidations affecting shareholder rights, an amalgamation of the corporation with another entity, the continuance of the corporation to another jurisdiction, or the dissolution or liquidation of the corporation. In all cases where a special resolution is required, an assessment must be made to determine if the resolution favours or changes prejudicially the rights attaching to a class or series of shares, in which case approval by special resolution by each concerned class or series of shares must also be obtained. The QBCA also provides that such separate class or series vote is not required in certain circumstances.

Under the OBCA, certain fundamental changes require a special resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration at a special meeting of shareholders. Such fundamental changes include the amendment of the corporation’s articles, the sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business, the amalgamation of the corporation with another entity, the continuance of the corporation to another jurisdiction, or the dissolution or liquidation of the corporation. In certain instances, where the rights of the holders of a class or series of shares are affected by the alteration differently than those of the holders of other classes or series of shares, the alteration is also subject to approval by a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class or series so affected, whether or not they are otherwise entitled to vote.

18

2010 MANAGEMENT INFORMATION CIRCULAR

Alienation of Property

Under the QBCA, an alienation (including by a subsidiary or through loss of control of a subsidiary) of the corporation’s property (other than to a wholly-owned subsidiary of the corporation) occurs if, as a result of the alienation, the corporation would be unable to retain a significant part of its business activity, requires prior approval from the shareholders by a special resolution passed by at least two-thirds of the votes cast on the resolution.

The OBCA requires approval of the holders of shares of each class or series of a corporation represented at a duly called meeting by not less than two-thirds of the votes cast upon a special resolution for a sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business of the corporation, and the holders of shares of a class or series are entitled to vote separately only if the sale, lease or exchange would affect such class or series in a manner different from the shares of another class or series entitled to vote.

While the shareholder approval thresholds are the same under the QBCA as under the OBCA, there are differences in the nature of the sale which requires such approval (i.e. a sale of all or substantially all of the “property” under the OBCA, and an alienation that renders the corporation unable to retain a significant party of its business activity, whether directly or indirectly through a subsidiary, under the QBCA).

Rights of Dissent and Appraisal

The QBCA provides that shareholders who dissent to certain actions being taken by the corporation may exercise a right of dissent and require the corporation to repurchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where there is:

(a)	an ordinary resolution authorizing the corporation to carry out a squeeze-out transaction;

(b)	a special resolution authorizing an amendment to the articles to add, change or remove a restriction on the corporation's business activity or on the transfer of the corporation's shares;

(c)	a special resolution authorizing an alienation of corporation property if, as a result of the alienation, the corporation is unable to retain a significant part of its business activity;

(d)	a special resolution authorizing the corporation to permit the alienation of property of its subsidiary;

(e)	a special resolution approving an amalgamation agreement;

(f)	a special resolution authorizing the continuance of the corporation under the laws of a jurisdiction other than Québec; or

(g)

a resolution by which consent to the dissolution of the corporation is withdrawn if, as a result of the alienation of property begun during the liquidation of the corporation, the corporation is unable to retain a significant part of its business activity.

In addition, the adoption of a special resolution that favours or changes prejudicially the rights attaching to a class or series of shares also confers upon the concerned shareholders the right to demand the repurchase of their shares.

Under the OBCA, shareholders who dissent to certain actions being taken by the corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right may be exercised by a holder of shares of any class of the corporation in certain circumstances, including when the corporation proposes to:

(h)	amend its articles to add, change or remove restrictions on the issue, transfer or ownership of a class or series of shares;

(i)	amend its articles to add, change, remove or change any restrictions upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(j)	enter into certain statutory amalgamations;

(k)	be continued under the laws of another jurisdiction; or

(l)	sell, lease or exchange all or substantially all of its property, other than in the ordinary course of business; or

(m)

amend its articles to alter the rights or privileges attaching to shares of any class in certain circumstances where such alteration gives the holders of the affected class of shares the right to vote separately as a class .

19

2010 MANAGEMENT INFORMATION CIRCULAR

OBCA

Oppression Remedies

Under the QBCA, a person may obtain an order from the court to rectify a situation if the court is satisfied that:

(n)	any act or omission of the corporation or any of its affiliates effects or threatens to effect a result;

(o)	the business or affairs of the corporation or any of its affiliates have been, are or are threatened to be conducted in a manner; or

(p)	the powers the board of directors of the corporation or any of its affiliates have been, are or are threatened to be exercised in a manner.

that is or could be oppressive or unfairly prejudicial to any security holder, director or officer of the corporation. On such an application, the court may make such order as it sees fit, including an order to prohibit any act proposed by the corporation. An application of this nature may be made by a current or former registered holder or beneficial owner of a security of the corporation or any of its affiliates, a current or former director or officer of the corporation or any of its affiliates, or by another person who, in the court’s discretion, has the required interest.

The equivalent remedy under the OBCA is substantially the same, though it is also available to remedy actual or threatened conduct that “unfairly disregards the interests” of the protected class of persons, which includes creditors of the corporation. Under the OBCA, a complainant may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, (i) any act or omission of the corporation or any of its affiliates effects or threatens to effect a result, (ii) the business or affairs of the corporation or any of its affiliates are, have been or are threatened to be carried on or conducted in a manner, or (iii) the powers of the directors of the corporation or any of its affiliates are, have been, or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer. The class of persons that may make such an application is the same as under the QBCA, except that the OBCA remedy is also available to creditors of the corporation.

Shareholder Derivative Actions

Under the QBCA, a person may apply to the court for leave to bring an action in the name and on behalf of a corporation or a corporation that is one of its subsidiaries, or intervene in an action to which the corporation or subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary. Before making such application, the shareholder must give the directors of the corporation or the subsidiary 14 days’ prior notice of the applicant’s intention to apply to the court, unless all of the directors of the corporation or the subsidiary have been named as defendants. Authorization may be granted if the court is satisfied that the board of directors of the corporation or its subsidiary has not brought, diligently prosecuted or defended or discontinued the action, and if the court considers that the applicant is acting in good faith and that it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued. An application of this nature may be made by a current or former registered holder or beneficial owner of a security of the corporation or any of its affiliates, a current or former director or officer of the corporation or any of its affiliates, or by another person who, in the court’s discretion, has the required interest. In connection with an action brought in this manner, the court may make any order it thinks fit.

A right to bring a derivative action is also contained in the OBCA, and this right extends to a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and a former officer of a corporation or any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. No leave may be granted unless the complainant has given at least 14 days’ notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court and the court is satisfied that:

(q)	the directors of the corporation or its subsidiary will not bring, diligently prosecute, defend or discontinue the action;

(r)	the complainant is acting in good faith; and

(s)	it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

20

2010 MANAGEMENT INFORMATION CIRCULAR

Investigations

Under the QBCA, a registered holder or beneficial owner of a corporation's securities may apply to the court for an order directing an investigation to be made of the corporation and any of its affiliates. The court may order the investigation applied for to be made if it considers that such an investigation would help or permit facts to be established and allow the applicant, if necessary, to seek a remedy under the QBCA (including the oppression remedy or a derivative action), and if it appears to the court that (i) the business of the corporation or any of its affiliates is or has been carried on with intent to defraud any person, or the corporation or any of its affiliates was formed or is to be dissolved for a fraudulent or unlawful purpose, (ii) persons concerned with the constitution, business or affairs of the corporation or any of its affiliates have acted fraudulently or dishonestly in connection therewith, or (iii) the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted, or the powers of the directors are or have been exercised, in a manner that is oppressive or unfairly prejudicial to a registered holder or beneficiary of shares of the corporation.

The OBCA provides a similar right to the registered holders or beneficial owners of a corporation’s securities. The court may order an investigation to be made of the corporation and any of its affiliates if it appears to the court that (i) the business of the corporation or any of its affiliates is or has been carried on with intent to defraud any person, (ii) the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted, or the powers of the directors are or have been exercised, in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards, the interests of a security holder, (iii) the corporation or any of its affiliates was formed or is to be dissolved for a fraudulent or unlawful purpose or is to be dissolved for a fraudulent or unlawful purpose, or (iv) persons concerned with the formation, business or affairs of the corporation or any of its affiliates have in connection therewith acted fraudulently or dishonestly.

Interim Costs

In an application made further to certain remedies under the QBCA, the court may, at any time, order a corporation or any of its subsidiaries to pay to the applicant interim costs, including judicial and extrajudicial fees, to the extent that they are reasonable. The applicant may be held accountable for such interim costs at the time of the final decision. The court may grant interim costs, on the terms determined by the court, if it considers that (i) the financial situation of the corporation or its subsidiary enables payment of such costs, (ii) the application appears reasonably founded, and (iii) the financial situation of the applicant would not allow the application to be made or maintained without payment of such interim costs. In its assessment of the financial situation of the applicant, the court need not consider whether or not the situation results from the conduct of the corporation or its subsidiary.

In an application made or an action brought or intervened in further to certain remedies under the OBCA, the court may at any time order the corporation or its subsidiary to pay to the complainant interim costs, including legal fees and disbursements, but the complainant may be held accountable for such interim costs on final disposition of the application or action. Current case law suggests that in order to be awarded interim costs, the complainant must show that he or she is in financial difficulties that result from the conduct complained of.

Place of Meetings

Under the QBCA, annual shareholders’ meetings must be held at the place within Québec provided in the by-laws or, in the absence of such provision, at the place within Québec determined by the board of directors. Such meetings may be held at a place outside Québec if the articles so allow or, in the absence of such a provision, if all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

Subject to certain exceptions, the OBCA provides that meetings of shareholders may be held at any place in or outside Ontario as the directors determine.

Directors

The OBCA requires a distributing corporation such as the Corporation whose shares are held by more than one person have a minimum of three directors but it also requires that at least 25% of the directors be resident Canadians.

The QBCA provides that a reporting corporation such as the Corporation must have a minimum of three directors, but does not impose any residency requirements on the directors.

21

2010 MANAGEMENT INFORMATION CIRCULAR

Disclosure of Interests

Under the QBCA, every director or officer of a corporation must disclose the nature and value of any interest he or she has in a contract or transaction to which the corporation is a party. For the purposes of this rule, “interest” means any financial stake in a contract or transaction that may reasonably be considered likely to influence decision-making. Furthermore, a proposed contract or a proposed transaction, including related negotiations, is considered a contract or transaction. In addition, a director or an officer must disclose any contract or transaction to which the corporation and any of the following are a party: (i) an associate of the director or officer; (ii) a group of which the director or officer is a director or officer; or (iii) a group in which the director or officer or an associate of the director or officer has an interest. Such disclosure is required even for a contract or transaction that does not require approval by the board of directors. If a director is required to disclose his or her interest in a contract or transaction, such director is not allowed to vote on any resolution to approve the contract or transaction unless the contract or transaction (i) relates primarily to the remuneration of the director or an associate of the director as a director of the corporation or an affiliate of the corporation, (ii) is for indemnity or liability insurance under the QBCA, or (iii) is with an affiliate of the corporation, and the sole interest of the director is as a director or officer of the affiliate.

Under the OBCA, every director or officer of a corporation must disclose to the corporation the nature and extent of any interest that he or she has in a contract or transaction, whether made or proposed, with the corporation, but only if the contract or transaction is “material” and the director or officer (i) is a party to the contract or transaction, (ii) is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or (iii) has a material interest in a party to the contract or transaction. If a director is required to disclose his or her interest in a contract or transaction, such director is not allowed to vote on any resolution to approve the contract or transaction unless the contract or transaction (i) relates primarily to the remuneration of the director as a director of the corporation or an affiliate of the corporation, (ii) is for indemnity or insurance under the OBCA, or (iii) is with an affiliate of the corporation.

Delegation by Directors

Under the QBCA, the board of directors may not delegate its power

(i)	to submit to the shareholders any question or matter requiring their approval;

(ii)	to fill a vacancy among the directors or in the office of auditor or to appoint additional directors;

(iii)

to appoint the president of the corporation, the chair of the board of directors, the chief executive officer, the chief operating officer or the chief financial officer regardless of their title, and to determine their remuneration;

(iv)	to authorize the issue of shares;

(v)	to approve the transfer of unpaid shares;

(vi)	to declare dividends;

(vii)	to acquire, including by purchase, redemption or exchange, shares issued by the corporation;

(viii)	to split, consolidate or convert shares;

(ix)	to authorize the payment of a commission to a person who purchases shares or other securities of the corporation, or procures or agrees to procure purchasers for those shares or securities;

(x)	to approve the financial statements presented at the annual meetings of shareholders;

(xi)	to adopt, amend or repeal by-laws;

(xii)	to authorize calls for payment;

(xiii)	to authorize the confiscation of shares;

22

2010 MANAGEMENT INFORMATION CIRCULAR

(xiv)	to approve an amendment to the articles allowing a class of unissued shares to be divided into series, and to determine the designation of and the rights and restrictions attaching to those shares; or

(xv)	to approve a short-form amalgamation.

While the OBCA permits the board of directors to delegate most of its powers to a managing director or a committee of directors, the powers enumerated under items (i), (ii), (iv), (vi), (vii), (ix), (x), (xi), (xiv) and (xv) may never be delegated to such managing director or committee. In addition, the OBCA does not allow the delegation of the power to approve a management information circular for the corporation, or approve a take-over bid circular or directors’ circular.

Requisition of Meetings

The QBCA provides that the holders of not less than 10% of the issued shares that carry the right to vote at a shareholders’ meeting sought to be held may requisition the board of directors to call a shareholders’ meeting for the purposes stated in the requisition.

The OBCA provides that one or more shareholders of the corporation holding not less than 5% of the issued voting shares may give notice to the directors requiring them to call and hold a meeting of the shareholders of the corporation.

Shareholder Proposals

Under the QBCA, any registered holder or beneficial owner of voting shares of a corporation that is a reporting issuer or has 50 or more shareholders may by submitting a notice to the board of directors, require the corporation to include in its management information circular for an annual meeting of shareholders any matter the person proposes to raise at such meeting. The number of proposals presented by a person for a meeting may not exceed five.

The OBCA provides substantially the same right to registered holders or beneficial owners of voting shares to make proposals to be considered at annual meetings, however, the OBCA does not set a limit to the number of proposals that may be made by any one person for any one meeting.

Financial Tests

Under the QBCA, operations such as a reduction of capital, the declaration or payment of a dividend, or an amalgamation, cannot be implemented if there are reasonable grounds for believing that the corporation is, or would after the operation be, unable to pay its liabilities as they become due.

Under the OBCA, the implementation of such operations, as well as any repurchase or redemption of shares by a corporation, is subject to the same restriction, but also to the additional restriction that the operation may not be implemented if there are reasonable grounds to believe that the realizable value of the corporation’s assets would after the operation be less than the aggregate of its liabilities (including, in the case of a repurchase, dividend or amalgamation, its stated capital of all classes, and in the case of a redemption, any amount payable on a redemption or liquidation to holders of shares that have a right to be paid before or rateably with the holders of the shares being purchased or redeemed).

Form of Proxy and Information Circular

Both the OBCA and the QBCA require a distributing corporation to provide notice of a general meeting and a form of proxy for use by every shareholder entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at, and the conduct of, the meeting.

Summary Comparison of By-Laws

The provisions of the New By-Laws are substantially the same as the provisions of the Existing By-Laws, except for the material differences set out in Schedule “E” to this Management Information Circular.

23

2010 MANAGEMENT INFORMATION CIRCULAR

Right to Dissent

Pursuant to Chapter XIV of the QBCA, if the Continuance Resolution is approved by the shareholders of the Corporation at the Meeting, every shareholder who voted against such a resolution will have the right to demand that the Corporation repurchase such shareholder’s shares in the Corporation. The full text of Chapter XIV of the QBCA is set forth in Schedule “B” to this Management Information Circular. A holder of Issuer Shares who duly exercises such dissent rights ceases to have any rights as a holder of Common Shares other than the right to be paid fair value of such holder’s Common Shares pursuant to Chapter XIV of the QBCA, except in certain circumstances.

Any registered holder of Common Shares who wishes to exercise dissent rights with respect to the Continuance Resolution should seek legal advice as failure to comply strictly with the provisions of the QBCA may prejudice the right of dissent.

In order to dissent, a notice of dissent to the Continuance Resolution must be sent to the Corporation before the Meeting, or must be given to the chair of the Meeting during the Meeting. A vote against the Continuance Resolution, an abstention, or the execution of the proxy to vote against the Continuance Resolution does not constitute such written notice.

The above summary is not a comprehensive statement of the procedure to be followed by a dissenting shareholder who seeks payment of the fair value of his, her or its Issuer Shares. The QBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder.

We urge any shareholder who is considering dissenting to the Continuance Resolution to consult a tax advisor with respect to the income tax consequences of such action.

Required Approval

The text of the Continuance Resolution which the shareholders will be asked to pass at the Meeting is as follows:

BE IT RESOLVED THAT:

1.

the Corporation, “OR GAMMON INC.” / “GAMMON GOLD INC.”, is hereby authorized to apply to Québec’s Registrar of Enterprises for authorization to be continued as if it had been constituted under the Business Corporations Act (Ontario), R.S.O. 1990, c.B.16, and to continue its existence under said law;

2.	René Marion, President & CEO, or any other Director or officer of the Company is hereby authorized to sign all documents necessary for said continuance;

3.

following receipt of authorization to continue pursuant to the Business Corporations Act (Québec), the Company is hereby authorized to file articles of continuance with the Corporations Directorate of Industry Canada together with any notices and other documents prescribed by the Business Corporations Act (Ontario), R.S.O. 1990, c.B.16 necessary to continue the Company as if it had been incorporated under the laws of Canada;

4.

subject to such continuance becoming effective, and without affecting the validity and existence of the Company by and under its articles of incorporation (as amended) and the validity of any act done thereunder, its articles of incorporation (as amended) are hereby amended to make all changes set out in the form of articles of continuance attached as Schedule “C“ to the Management Information Circular of the Company dated May 9, 2011, together with such changes or amendments thereto as any Director or officer of the Company determines appropriate, the conclusive evidence of such determination being the execution of the articles of continuance by a Director or officer of the Company and the filing thereof with the Director who has been appointed to carry out the duties and exercise the powers of that office under the Business Corporations Act (Ontario), R.S.O. 1990, c.B.16;

5.

subject to such continuance becoming effective, and without affecting the validity of any act of the Company done under its existing by-laws (the “Existing By-Laws”), the Existing By-Laws are hereby repealed and replaced with the new By-Law No. 1 of the Company in the form of attached as Schedule “D“ to the Management Information Circular of the Company dated May 9, 2011 (the “New By-Laws”), together with such changes or amendments thereto as any Director or officer of the Company determines appropriate, the conclusive evidence of such determination being the execution of the New By-Laws by a Director or officer of the Company;

24

2010 MANAGEMENT INFORMATION CIRCULAR

6.

the Board of Directors of the Company is hereby authorized to, at its discretion, not proceed with the application for continuance under the Business Corporations Act (Ontario), R.S.O. 1990, c.B.16 authorized by this special resolution without further approval of the shareholders at any time prior to the continuance becoming effective; and

7.

any Director or officer of the Company is hereby authorized to execute, whether under the corporate seal of the Company or otherwise, and deliver all documents or instruments in writing and do all other such acts and things as he may consider necessary or desirable to carry out the foregoing resolutions.

To be effective, this resolution must be approved by at least 66 2/3% of the votes cast by holders of common shares present in person or represented by proxy at the Meeting.

25

2010 MANAGEMENT INFORMATION CIRCULAR

SECTION III – EXECUTIVE COMPENSATION AND OTHER INFORMATION

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Compensation Committee currently consists of George Elliott (Chair), Alan Edwards and Ronald Smith. Messrs. Elliott, Edwards and Smith are unrelated and independent members of the Board of Directors and therefore, a majority of the members of the Compensation Committee are independent of Management of the Company.

The Compensation Committee has adopted a mandate that describes its responsibilities in detail, and the Compensation Committee and Board review and assess the adequacy of the mandate on a regular basis. The Compensation Committee has the responsibility of taking the leadership role with respect to the Board’s responsibilities relating to total compensation of the Company’s key employees, including the President & Chief Executive Officer, the Chief Financial Officer and the other Named Executive Officers. Additional information about the Compensation Committee’s role in corporate governance can be found in the Compensation Committee’s mandate, available on the Company’s web site at www.gammongold.com.

The Compensation Committee has reviewed and discussed with Management the Company’s Compensation Discussion & Analysis section of this Management Information Circular. Based on such review and discussions, the Committee has recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this Management Information Circular.

Submitted by the following members of the Compensation Committee of the Board of Directors of Gammon Gold Inc.

George Elliott (Chair)
Alan Edwards
Ronald Smith

May 9, 2011

26

2010 MANAGEMENT INFORMATION CIRCULAR

COMPENSATION DISCUSSION & ANALYSIS

Executive Compensation Strategy

Executive compensation is anything an executive receives in exchange for their time, talent, efforts and results. The Company’s executive compensation program includes total direct compensation (base salary, annual incentive and equity compensation) and benefits. Each year the Compensation Committee, in consultation with the Company’s management (“Management”), reviews, approves and advises the Board of Directors on the salary, annual incentive and equity compensation awards for certain executive officers, including the Named Executive Officers disclosed in this Management Information Circular.

In considering the financial performance of the Company, it is recognized that executive officers cannot control certain factors, such as interest rates, foreign exchange rates, consumables prices and the international market for gold and industrial minerals produced by the Company. When determining annual executive compensation, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board of Directors at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company.

The Compensation Committee reviews and submits recommendations to the Board of Directors with respect to the Company's executive compensation policies and the compensation paid to the Company's executive officers. The Nominating & Corporate Governance Committee reviews and submits recommendations to the Board of Directors for the compensation of the Board of Directors. The Compensation Committee also reviews the design and competitiveness of the Company's compensation and benefit programs in general, and has the authority to recommend to the Board of Directors for its approval, amendments to, and grants pursuant to, such programs.

The objective of the Company’s executive compensation strategy is to attract, retain and motivate high performing executives to create sustainable shareholder value over the long term. To achieve this objective, the executive compensation program is designed based on the following principles:

  Align with the Company’s business strategy - link executive compensation with the achievement of specific strategic business objectives and the Company’s performance as a whole;

  Align to shareholder interests - align the interests of executives with those of shareholders through the use of equity awards which reward increases in Shareholder value, and decrease in value when the share price falls;

  Corporate governance - strive to comply with governance issues and continually review and, as appropriate for the Company, adopt executive compensation practices that align with those of peers;

  Pay for performance - align with the Company’s desire to create a performance and development culture, and create clear relationships between pay and performance;

  Pay competitively - set overall target compensation to ensure it remains relevant to the markets in which the Company competes; and

  A flexible, simple program - provide a flexible, simple program that is easy to understand and assess.

The following sections provide an overview of the Company’s executive compensation program, including a discussion of the considerations made when determining the 2010 compensation awards for the Named Executive Officers.

Elements of Executive Compensation

Executive compensation consists primarily of the following elements: base salary, annual incentive, equity compensation and benefits. The Company regularly reviews all elements of executive compensation to ensure that it continues to be aligned with the Company’s strategy, and periodically validates them using a historical peer comparison process.

27

2010 MANAGEMENT INFORMATION CIRCULAR

Element	Description	Purpose of Each Element
Base Salary

Base salary is a portion of total direct compensation for senior executives. It is reviewed annually, but tends to stay constant, increasing only when the executive assumes a larger role, when there is a shift in the market, or to recognize incremental proficiency in the role. In determining the basic salary of an executive officer, the Compensation Committee places weight on the following factors: (i) the particular responsibilities related to the position; (ii) salaries paid by comparable businesses; (iii) the experience level of the executive officer; and (iv) his or her overall performance.

Attraction, retention and motivation
Annual Incentive Bonus

Annual incentive bonus is a portion of variable compensation that is designed to reward executives on an annual basis for achievement of Corporate and business objectives, relative corporate performance against its industry peer group and individual performance.

Pay for performance Align with the Company’s business strategy Attraction, retention and motivation
Equity Compensation

Equity compensation, when appropriate, is a portion of variable compensation that is designed to align executive and Shareholder interests, focus executives on long-term value creation, and also support the retention of key executive resources in an increasingly competitive market. In determining the equity compensation of an executive officer, the Compensation Committee takes into consideration previous grants to the individual.

Align to shareholder interests Pay for performance Align with the Company’s business strategy Attraction, retention and motivation
Benefits

Executives participate in an executive level benefits program that is available to all eligible executives. The program provides a comprehensive and competitive array of choices, so executives can select the coverage that best meets their individual and family needs.

Attraction, retention and motivation

The Company’s executive compensation programs serve two purposes:

  To attract, motivate and retain the executive officers needed to achieve and surpass corporate objectives; and
  To build a Company that can capture growth opportunities in rapidly changing markets and that leads the industry in terms of operational performance and creation of value for the Company’s Shareholders.

As such, the Company’s compensation programs are designed to promote the creation of value for the shareholders, and to reward individual and team efforts for meeting short-term and long-term objectives.

Description of Compensation Committee’s Decision Process – 2010 Total Executive Compensation

2010 Executive Compensation

In determining the total compensation for Named Executive Officers, the Board of Directors is assisted by the Compensation Committee of the Board. The Compensation Committee communicates regularly and directly with the Company’s executive officers. Time is set aside at each regularly scheduled Compensation Committee meeting for the members of the Committee to meet independent of Management. The Compensation Committee reports regularly to the Board of Directors. In addition, the Compensation Committee seeks the views of the Company’s CEO when reviewing compensation for other executive officers because of his day-to-day involvement with these officers. The Compensation Committee believes that the CEO is in the best position to assess the performance of such individuals and to provide valuable input regarding salary adjustments, level of payment of short-term incentives, as well as levels of grants of long term incentives, when applicable. The Compensation Committee also asks, and expects the CEO to provide comments, based on his judgment and deep knowledge of the strategic goals of the Company, on the design of any new compensation program that is implemented. The Compensation Committee takes into consideration information it receives from Management, but makes independent recommendations to the Board on all executive compensation matters. From time to time the Compensation Committee retains independent firms to provide necessary benchmarking and standard practice information in order to assist with their executive compensation reviews. During the compensation review by the Compensation Committee and Board, the 2011 base salaries for executives were reviewed and set as follows:

28

2010 MANAGEMENT INFORMATION CIRCULAR

	2010 Base	2011 Base
Title	Salary	Salary
President & Chief Executive Officer	$500,000	$550,000
Chief Financial Officer	$361,000	$361,000
Chief Operating Officer(1)	$350,000	$350,000
Senior Vice President, Technical Services(1)	$255,000	$262,650
Senior Vice President, Finance(2)	$205,000	$209,100

Notes:

1.	The salaries of the COO and Sr. VP of Technical Services are noted above in $US, all others are noted in $CAD.
2.	The Senior Vice President, Finance resigned on March 18, 2011.

Personal and Corporate Performance Weightings

The annual evaluation process was broken down into Personal Performance and Corporate Performance. Depending on the position level, Personal Performance to Corporate Performance weightings changed, as per the table below.

	Personal Performance	Corporate Performance	Total
President & CEO, CFO & COO	40%	60%	100%
Senior Vice President	50%	50%	100%

Personal Performance (Performance Commitments)

This annual evaluation process is supported by annual Performance Commitments that are cascaded down throughout the organization, beginning with the Performance Commitments of the CEO. The management team worked with the CEO to develop measurable performance targets. Performance Commitments for all other executives were then determined using the CEO’s performance targets and communicated to each executive. The performance targets consisted of the following measurable, objective categories and sub-categories and were tied into the Company’s vision and values:

Production & Cash Cost Metrics

Sustainability
»	Environmental Leadership
»	Health & Safety Performance
»	Government Relations
»	Community Relations

High Performance
»	Continuous Improvement
»	Organizational Development
»	Shareholder Value Creation
»	Governance, Business Systems, Reporting & Control
»	Liquidity/Financial Management

Growth
»	Grow Reserves & Resources
»	Project Generation
»	Reputation Management

29

2010 MANAGEMENT INFORMATION CIRCULAR

These Performance Commitments are measurable and are rated at the end of each year using the following scale of 1 to 5:

1 – Does not meet expectations
2 – Partially meets expectations
3 – Meets expectations
4 – Partially exceeds expectations
5 – Far exceeds expectations.

The table below summarizes the Performance Commitment weighting based on overall Personal Performance:

Performance	% of
Commitment Ratings	Maximum Target
(Out of 5)
<2.00	0%
2.00	25%
2.50	50%
3.00	75%
3.25	80%
3.50	90%
3.75	95%
4.00	100%
+4.0	+120%

Corporate Performance

The Executive Management reviewed several disclosed compensation systems in the gold industry and found that the following system was the best in class, as it measured the following Corporate Commitments:

Corporate Commitments	Weightings
Ounces Produced	20%
Production Costs(1)	20%
Growth	15%
Financial Management	15%
Health & Safety	10%
Environment	10%
Community Relations	10%
100%
Note:
1.

Production costs are described in the Company’s 2010 Annual Management’s Discussion and Analysis. Total cash costs are a Non-GAAP Measure as explained on page 31 of the 2010 Annual Management’s Discussion and Analysis.

If the executive achieves his Performance Commitments for each of the measurable objectives, he is eligible to receive the maximum percentage of his annual base salary in the form of an annual incentive bonus, as indicated in the table below. If the executive exceeds his performance targets for all or some of the measurable objectives, then the executive may exceed the maximum percentage and receive up to 150% of his annual base salary. If all performance targets are not achieved by an executive, then the total percentage is prorated between the minimum and maximum target percentage range for that executive.

30

2010 MANAGEMENT INFORMATION CIRCULAR

The following target bonus ranges were established, and dependent on performance, executives could be awarded in excess of their maximum if expectations were exceeded:

Title	Minimum %	Target %
President & Chief Executive Officer	0%	100%
Chief Financial Officer	0%	100%
Chief Operating Officer	0%	100%
Senior Vice President, Technical Services	0%	60%
Senior Vice President, Finance	0%	60%

2010 Competitive Benchmarking Analysis of Peers

While the Compensation Committee seeks to align total executive compensation (including base salary, target annual incentive, and the grant value of equity incentives) with comparable market practices, the mining industry is small and therefore has a small talent pool; leaving the market for executive talent in the mining industry exceptionally competitive. In the view of the Compensation Committee, executive compensation levels should be competitive to attract and retain seasoned executives. The Compensation Committee believes that a competitive pay positioning strategy is appropriate to compensate for the additional performance risk of being tied exclusively to the gold and silver market.

In order to assess competitive pay levels, the Compensation Committee reviews comparable data for the mining industry for all Named Executive Officers. The Company acquires this information by reviewing publicly disclosed documentation and benchmarking against comparable positions at peer organizations.

The Company compares executive compensation information to a peer group consisting of companies that generally meet the following criteria:

  Compete with the Company in the marketplace for business; and
  Compete with the Company for talent.

As current compensation data for peer executives is not available at the time of annual performance evaluations and compensation analysis, peer benchmarking must be backward looking. During the year-end compensation analysis, the Compensation Committee analyzed 2009 (actual) data to determine the 2010 total executive compensation package. Backward looking benchmarking is, and will continue to be, a determining factor in total executive compensation. The Company will evaluate and, if appropriate, update the composition of the peer group each year to ensure it remains relevant to the markets in which it competes. For fiscal 2010, the peer group reviewed for purposes of determining executive compensation consisted of the following companies:

1.	Yamana Gold Incorporated – TSX:YRI / NYSE:AUY / LSE:YAU
2.	Eldorado Gold Corporation – TSX:ELD / NYSE-A:EGO
3.	Centerra Gold Incorporated – TSX:CG
4.	Agnico Eagle Mines Limited – TSX:AEM / NYSE:AEM
5.	Kinross Gold Corporation –TSX: K / NYSE: KGC
6.	Goldcorp Incorporated – TSX:G / NYSE:GG
7.	Barrick Gold Corporation – TSX:ABX / NYSE:ABX
8.	IAMGOLD Corporation – TSX:IMG / NYSE:IAG / BOTSWANA:IAMGOLD
9.	Pan American Silver Corporation – NASDAQ:PAAS / TSX:PAA
10.	Silver Wheaton Corporation – TSX:SLW / NYSE:SLW
11.	Hecla Mining Company – NYSE:HL
12.	Alamos Gold Incorporated – TSX:AGI

Summary of Equity Plans

The Named Executive Officers are eligible to participate in the Company’s Stock Option Plan (the “Stock Option Plan”). Share based inducement awards can also be granted to a Senior Officer not previously employed by the Company, either in the form of shares from treasury or in the form of stock options (outside of the Stock Option Plan). Shareholder approval is not required for a share-based inducement award if it is used as an inducement to a person (who was not previously an insider of the Company) to enter into a contract of full-time employment as a Senior Officer of the Company, provided that the shares issuable to such individual do not exceed 2% of issued and outstanding common shares of the Company prior to the date of the arrangement.

31

2010 MANAGEMENT INFORMATION CIRCULAR

Stock Options (Company’s Stock Option Plan)
Eligibility	Officers, Directors, employees and consultants of the Company.
A stock option gives the holder the right to purchase a common share of the Company in the future at a price determined by calculating the Volume Weighted Average Price of the Company’s common shares on its principal stock exchange for the 5 trading days immediately preceding the grant date (“exercise price”).
Description	Stock options are only awarded every alternating year, unless they are awarded for:
• special merit for exemplary performance;
• change in position or increase in responsibility; or
• new employees as an inducement, depending on position.
Term	Stock options were granted with a seven year term in 2008 or after, with those granted prior to 2008 having a five year term.
Vesting schedule	Stock option awards vest and become exercisable at a rate of 25% per year for each of the first four years of the term.
When can they be exercised	As stock options vest, they become exercisable.

Stock Option Inducement Awards (Outside of the Company’s Stock Option Plan)
Eligibility	Subject to regulatory approval, stock option inducement awards can be granted to a senior officer not previously employed by the Company.
Description	Stock option inducement awards give the holder the right to purchase a common share of the Company in the future at a price which is determined by calculating the Volume Weighted Average Price of the Company’s common shares on its principal stock exchange for the 5 trading days immediately preceding the grant date (“exercise price”). Shareholder approval is not required for an arrangement used as an inducement to a person (who was not previously an insider of the Company) to enter into a contract of full time employment as a senior officer of the Company provided that the common shares issuable to such individual do not exceed 2% of issued and outstanding common shares of the Company prior to the date of the arrangement.
Term	Stock options inducements were granted with a seven year term in 2008 or after, with those granted prior to 2008 having a five year term.
Vesting schedule	Stock option inducement awards vest and become exercisable at a rate of 25% per year for each of the first four years of the term.
When can they be exercised	As stock option inducement awards vest, they become exercisable.

Share-Based Inducement Awards
Eligibility	Subject to regulatory approval, share based inducement awards can be granted to a Senior Officer not previously employed by the Company.
Description	Once vested, share based inducement awards entitle their holder to acquire, for no additional consideration, common shares of the Company, which can then be either held or sold. Shareholder approval is not required for an arrangement used as an inducement to a person (who was not previously an insider of the Company) to enter into a contract of full time employment as a Senior Officer of the Company, provided that the shares issuable to such individual do not exceed 2% of issued and outstanding common shares of the Company prior to the date of the arrangement.
Vesting schedule	These share based inducements are subject to a one year vesting period from the Senior Officer’s effective start date.
Term	Share-based inducement awards do not expire.
When are they available	Once the share-based inducement awards vest, common shares of the Company may be issued to the Senior Officer from treasury.

32

2010 MANAGEMENT INFORMATION CIRCULAR

Employee Share Purchase Plan
Eligibility	Officers, Directors, employees and consultants of the Company.
Description	The purpose of this plan is to provide officers, Directors, employees and consultants the opportunity of becoming an owner in the Company and to invest in the Company. Participants are entitled to contribute up to 10% of their annual Base Salary to the Share Purchase Plan. The Company will contribute an amount equal to 75% of the Participant’s contribution and the combined contributions will then be used to purchase common shares of the Company on a quarterly basis. The purchase price per share will be the volume weighted average trading price of the common shares on the TSX, for Participants residing in Canada, or the NYSE, for Participants residing in the United States or other countries, for the 5 consecutive trading day period prior to the end of the reporting quarter in respect of which the common shares are issued.
Vesting schedule	Shares purchased under the Employee Share Purchase Plan vest immediately with the Participant for whom they were purchased at the time of purchase.
Term	Not applicable.
When are they available	Immediately, at the time of issuance.

Deferred Share Unit Plan
Eligibility	Directors, President & CEO, CFO and COO
Description	The purpose of the plan is to provide Directors and Senior Officers of the Company with the opportunity to acquire deferred share units in order to allow them to participate in the long-term success of the Company Inc. and to promote a greater alignment of interests between its non-employee Directors, Senior Officers and shareholders. DSU awards are part of the Company's Long-Term Incentive Program.
Vesting schedule	DSUs awarded to Directors and Senior Officers vest immediately, unless otherwise determined by the Directors of the Company.
Term	Not applicable.
When are they available	Each DSU may be redeemed for one common share of the Company upon the participant ceasing to hold any position with the Company (whether by termination, retirement or death).

Restricted Share Unit Plan
Eligibility	President & CEO, CFO and COO
Description	The purpose of the plan is to provide Senior Officers of the Company with the opportunity to acquire restricted share units in order to allow them to participate in the long term success of the Company and to promote a greater alignment of interests between its Senior Officers and shareholders.
Vesting schedule	Unless the Board of Directors determines otherwise at the time of the award of RSUs, one-third (1/3) of such award of RSUs shall be restricted until the first anniversary of the award, another one-third (1/3) shall be restricted until the second anniversary of the award and the remaining one-third (1/3) shall be restricted until the third anniversary of the Award Date, but shall not exceed three years. Such awards can vest on a cumulative basis of meeting the Performance Conditions. Unless the Board of Directors determines otherwise at the time of the award of RSUs, if the Board of Directors has imposed one or more performance conditions on such RSUs, the Restricted Period shall expire upon the satisfaction of the last of such performance conditions to be satisfied
Term	Not applicable.
When are they available	Subject to vesting, a lump sum payment in cash equal to the number of RSUs recorded in the Participant’s account on the Redemption Date multiplied by the Redemption Value per Share, less any applicable withholding taxes.

Details of Benefits

Benefits
Eligibility	Officers and employees.
Description	Individuals participate in the executive level benefits program with a comprehensive and competitive array of choices (e.g. life insurance, medical, short-term disability) to meet the needs of employees and their families.

33

2010 MANAGEMENT INFORMATION CIRCULAR

Annual Incentive Bonuses

In November 2010, individual executive performance was assessed against the performance targets agreed to between each executive, members of Management, the Compensation Committee and the Board of Directors at the beginning of the year. In addition, a peer comparative analysis was conducted by the Compensation Committee with the assistance of members of Management, to determine total annual incentive bonuses for the Senior Executive Officers.

On December 10, 2010 the Compensation Committee conducted their annual executive compensation meeting, to review and recommend the annual incentive awards for each executive, other than the President and CEO, CFO and COO, to the Board of Directors. These annual incentive awards were paid to the individuals in December 2010.

The Compensation Committee appointed an independent compensation firm who reviewed and evaluated the compensation of the executives of the Company in comparison to the Company’s peers and put forth their recommendations to the Compensation Committee based on current market and peer executive compensation. The firm advised the Compensation Committee that equity compensation is a critical part of an executive compensation package with the primary objectives of equity compensation being to:

  Align executives’ interests with those of the shareholders;

  Incent performance over a longer term performance period;

  Act as a retention vehicle through typical vesting provisions;

  Provide more tax effective compensation through deferral arrangements; and

  Deliver competitive compensation and provide executives with the opportunity for wealth creation.

When reviewing the Company’s executive compensation, the firm determined that the pay mix was not consistent with the market and that the amount of executive long-term incentive as a proportion of total compensation was lower for both the CEO and other executives. They noted that the following approaches were common among the Company’s peer group:

  Regular stock options

  Performance Share Units (‘PSUs”)

  Deferred Share Units (“DSUs”)

  Restricted Share Units (Phantom Plan, cash vs. shares) (“RSUs”)

  Grant of real shares

  Providing company loan to facilitate share purchase

  Standalone Stock Appreciation Rights (“SARs”)

  Long-Term Cash Plan

On February 8, 2011, the Compensation Committee conducted their compensation meeting, to review and recommend the annual incentive awards for the President and CEO, CFO and COO. At that time, the recommendations of the independent compensation firm were considered and it was determined that inaugural annual RSUs would be the best choice to adopt into the existing executive compensation program as a RSU plan structured in the form of a cash-based program would not result in additional share dilution.

It was concluded that the best form of equity compensation for the Company’s President & CEO, CFO and COO would be a combination of stock options and RSUs. While RSUs are relatively common, introducing performance conditions on a portion of the overall long-term incentive compensation would align with emerging best practises. On an on-going basis, awarding regular equity awards would ensure that the Company’s pay levels remain competitive in the market and facilitate share ownership. See “Section III – Executive Compensation and Other Information – Incentive Plan Awards”.

RSUs were awarded to the President & CEO, CFO and COO that vest equally one-third per annum and may be subject to performance level criteria with such criteria to be finalized by the Compensation Committee and the Board during the first half of 2011. The price of CAD$7.95, used to determine the number of RSUs awarded was calculated using the 5 day VWAP from the date of grant, February 8, 2011.

34

2010 MANAGEMENT INFORMATION CIRCULAR

The details of the grant are as follows:

Name	Title	Value of Restricted	% of 2011 Base
		Share Units	Salary Awarded
René Marion	President & Chief Executive Officer	$907,500	165%
Scott Perry	Chief Financial Officer	$288,800	80%
Russell Tremayne	Chief Operating Officer	$280,000	80%
		$1,476,300

In determining the total 2010 annual incentive bonuses for named executive officers, the Compensation Committee assessed executive performance against the predetermined performance targets agreed to by each executive earlier in the year.

The Compensation Committee of the Board of Directors of the Company, having reviewed and considered the performance evaluations and ratings for the executives of the Company in respect of the 2010 fiscal year, recommended to the Board that the Named Executive Officers noted in the table below, receive cash bonuses, as a reward for their exemplary performance in the 2010 fiscal year.

After review and discussion, the Board of Directors determined that it would be appropriate to accept the Compensation Committee’s recommendation and award the following cash bonuses:

Name	Title	Cash Bonus	% of 2010 Base
		($)	Salary Awarded
René Marion	President & Chief Executive Officer	$379,375	76%
Scott Perry	Chief Financial Officer	$273,909	76%
Russell Tremayne	Chief Operating Officer	$266,191(1)	74%
Chris Bostwick	Senior Vice President, Technical Services	$120,966(1)	46%
Dana Hatfield	Senior Vice President, Finance	$103,012	50%
		$1,143,453
Notes:
1.

The COO and Senior VP of Technical Services’ cash bonus was paid in $US; therefore the bonus amounts in the table above have been converted to $CAD using the exchange rate of 1.0295, that was the average exchange rate for 2010 fiscal year as quoted by the Bank of Canada.

Share Ownership Requirement

The Board has determined that it is in the best interest of the Company to require that the senior officers and non-executive Directors of the Company be shareholders of the Company and have a financial stake in the Company, in order to further align the interests of such officers and Directors with the interests of the shareholders of the Company. Absent general restrictions on share ownership arising by virtue of professional or occupational circumstances, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the non-executive Directors of the Company are, during their tenure as such, required to maintain ownership of common shares of the Company and/or deferred share units of the Company equal in value to at least: (a) in the case of the Chief Executive Officer, two (2) times his annual base salary; (b) in the case of the Chief Financial Officer or the Chief Operating Officer, one (1) times his annual base salary; and (c) in the case of each non-executive Director, $100,000. The target level of shareholding must be reached on or before the third anniversary of their joining the Company. The Board will periodically review and make recommendations to the Board as to what level of non-executive Director share ownership is appropriate for the Company.

Corporate Performance and the Business Performance Factor

The following graph shows a comparison of the cumulative return of the Company’s publicly traded common shares versus the S&P/TSX Composite Index and the S&P/TSX Global Gold Index from 2005 to 2010.

35

2010 MANAGEMENT INFORMATION CIRCULAR

The share price performance trend illustrated within this chart does not reflect the trend in the Company's compensation to executive officers over the same time period. Over the five year period, the Company's Compensation Committee has established compensation objectives that appropriately reflect the evolution of the Company from a single asset development company to its current position as an emerging and profitable multi-mine precious metals producer. During this time period, the total compensation awarded to the executive officers has increased to reflect the achievement of various corporate objectives, including significantly improved operational and financial performance objectives. The share price valuation of gold and silver producers fluctuates with changes in the underlying commodity prices, and at no time during the illustrated chart period was compensation intended to reflect share price performance.

The Company continues to strive to responsibly operate and growing to become the most profitable North American precious metal Company, while balancing the needs of its stakeholders.

36

2010 MANAGEMENT INFORMATION CIRCULAR

Granting Stock Options

The Company has a written policy governing the granting of stock options. The policy applies equally to grants of stock options to Directors, officers, consultants and other employees; see “Section III – Executive Compensation and Other Information –Incentive Plan Awards”. The policy provides, among other things, that:

  Stock options will be recommended by the Compensation Committee and granted only by the Board of Directors as recommended by the Compensation Committee. In December 2009, the Board granted limited authority to the President and CEO of the Company to exercise the powers of the Board under the Stock Option Plan with respect to granting up to 200,000 stock options in the aggregate, in his discretion, but subject to the terms of the Stock Option Plan and provided that (i) not more than 40,000 options may be granted to any one person and (ii) no options may be granted to officers of the Company (including Vice-Presidents). Any grant of stock options to an existing or new officer of the Company remains subject to Board approval. If all 200,000 options are granted under this arrangement, the President and CEO will cease to have discretion over the granting of stock options and the authority will revert back to the Board;

  Stock options will be priced by calculating the Volume Weighted Average Price of the Company’s common shares on its principal stock exchange for the 5 trading days immediately preceding the grant date (as defined in the Company’s stock plan); and

  Stock options are only awarded every alternating year, unless they are awarded for special merit for exemplary performance, change in position, or increase in responsibility, or for new employees, as an inducement, depending on position.

The Compensation Committee and Board of Directors take previous grants to all executives into consideration when considering new grants.

SUMMARY COMPENSATION TABLE

The following table sets out, for the three most recently completed financial years ended December 31, 2010, the compensation paid to or earned by each of the Named Executive Officers.

					Non-Equity Incentive Plan
					Compensation
				Option-		Long Term
			Share-Based	Based	Annual	Incentive	Retirement	All Other	Total
Name and		Salary	Awards	Awards	Incentive Plan	Plan	Plan Value	Compensation	Compensation
Principal Position	Year	($)	($)	($)(1)	($)	($)	($)	($)	($)
René Marion	2010	$500,000	$500,000(2)	$433,059(3)	$379,375(4)	$Nil	$Nil	$26,178(5)	$1,838,612
President & Chief Executive	2009	$500,000	$313,587 (7)	$Nil	$367,000 (4)	$Nil	$Nil	$374,997(8)	$1,555,584
Officer	2008	$493,077	$Nil	$Nil	$2,192,006(10)	$Nil	$Nil	$27,869(11)	$2,712,952
Scott Perry	2010	$361,000	$361,000(2)	$303,974(3)	$273,909(4)	$Nil	$Nil	$40,281(6)	$1,340,164
Executive VP &Chief Financial	2009	$355,385	$146,341(7)	$Nil	$320,000(4)	$Nil	$Nil	$198,121(9)	$1,019,847
Officer	2008	$280,000(12)	$281,250(13)	$897,000(14)	$1,022,936(10)	$Nil	$Nil	$12,299(11)	$2,493,485
Russell	2010	$360,325(15)	$350,000(2)	$303,974(3)	$266,191(4)	$Nil	$Nil	$41,576(6)	$1,322,066
Executive VP &	2009	$342,600(15)	$189,236(7)	$377,000(16)	$285,500(4)	$Nil	$Nil	$17,841(11)	$1,212,177
Chief Operating	2008	$297,526(17)	$Nil	$787,000(15)	$950,748(10)	$Nil	$Nil	$Nil	$2,035,274
Officer
Dana Hatfield	2010	$205,000	$5,291(18)	$280,728(3)	$103,012(4)	$Nil	$Nil	$(34,970)(19)	$559,061
Senior Vice President,	2009	$169,950	$58,710(20)	$Nil	$61,182(4)	$Nil	$Nil	$137,042(21)	$426,884
Finance	2008	$162,692	$Nil	$233,600(17)	$192,897(10)	$Nil	$Nil	$Nil	$589,189
Chris Bostwick	2010	$262,522(15)	$Nil	$Nil	$120,966(4)	$Nil	$Nil	$20,201(6)	$403,690
Senior Vice President,	2009	$274,080(15)	$Nil	$377,000(17)	$121,509(22)	$Nil	$Nil	$34,542(23)	$807,131
Technical Services
37

2010 MANAGEMENT INFORMATION CIRCULAR

Notes:

1.

Stock options to purchase common shares granted pursuant to the Company’s Stock Option Plan and Employment Inducement Awards. See - “Section III – Executive Compensation and Other Information – Compensation Discussion & Analysis, Description of Equity Plans” and “Section III – Executive Compensation and Other Information – Incentive Plan Awards”.

2.

The amounts represent the value of DSUs granted to Messrs. Marion, Perry and Tremayne on November 9, 2010. Messrs. Marion, Perry and Tremayne were granted 71,845, 51,872 and 50,292 DSUs, respectively. The number of DSUs granted to each executive, were calculated by dividing the bonus value by the share price of $6.96 that was calculated using a 5 day VWAP from the date of grant. DSU awards are part of the Company's Long-Term Incentive Program.

3.

The stock option values for Messrs Marion, Perry and Tremayne were determined by using the Black-Scholes value of $4.16 for the options granted on November 9, 2010 of 104,000, 73,000 and 73,000 stock options, respectively. The stock option value for Mr. Hatfield was determined by using the Black-Scholes value of $7.02 for 40,000 options granted on January 16, 2010.

4.

These values represent the annual incentive bonuses, paid in cash to each executive, as approved by the Board of Directors for the 2009 and 2010 fiscal years, respectively. Messrs Tremayne and Bostwick`s annual bonuses were paid in $US and for the above table has been converted to CAD using the average currency exchange rate of US$1 = CAD$1.1420 for the 2009 year and US$1 = CAD$1.0295 for the 2010 year, as quoted by the Bank of Canada.

5.	This value represents the life and disability benefit premiums paid by the Company on behalf of the executive for the 2010 fiscal year.

6.

This value represents the life and disability benefit premiums, as well as the employer portion of the Employee Share Purchase Plan contribution paid by the Company in the 2010 fiscal year on behalf of the executives in the amounts as follows; Mr. Perry, $13,218 and $27,063, Mr. Tremayne, $15,478 and $26,098 and Mr. Bostwick, $594 and $19,625, respectively.

7.

Marion, Perry and Tremayne requested the release of the bonus shares awarded as annual incentive in December 2008. Messrs. Marion, Perry and Tremayne received 188,781, 88,098, and 113,920 common shares of the Company respectively on July 24, 2009. This amount represents additional expense accrued in the 2009 fiscal year.

8.

This value represents the following amounts; $311,740 in additional tax expense accrued in the 2009 fiscal year with respect to the share-based award approved in 2008 for 2008 annual compensation; life and disability benefit premiums paid by the Company on behalf of Mr. Marion in the amount of $24,408, and a relocation allowance of $38,849 paid to Mr. Marion for his move to Toronto in December 2009, equal to one month’s salary, as set out in his resettlement agreement with the Company.

9.

This value represents the following amounts; $145,479 in additional tax expense accrued in the 2009 fiscal year with respect to the share-based award approved in 2008 for 2008 annual compensation; life and disability benefit premiums paid by the Company on behalf of Mr. Perry in the amount of $12,323, a relocation allowance of $27,194 paid to Mr. Perry for his move to Toronto in December 2009, equal to one month’s salary, as set out in his resettlement agreement with the Company and the Company’s contribution to Mr. Perry’s Employee Share Purchase Plan account in the amount of $13,125.

10.

The executive’s annual incentive bonus was approved by the Board of Directors in December 2008 to be paid in common shares of the Company for the 2008 fiscal year. The value of this annual incentive was determined by multiplying the total number of common shares conditionally granted to the executive as an incentive bonus in 2008 by the closing price on the TSX on December 31, 2008 of CAD$6.75, plus the amount of taxes which were expected to be paid on behalf of Messrsé Marion, Perry, Tremayne and Hatfield.

11.	This value represents life and disability benefit premiums paid by the Company on behalf of Messrs. Marion, Perry and Tremayne in the 2008 fiscal year.

12.

This value represents the salary earned by Mr. Perry from February 11, 2008, when he became the Chief Financial Officer of the Company, to December 31, 2008. Mr. Perry’s annual salary for 2008 was set at $350,000.

13.

A bonus of 45,000 Gammon Gold common shares was granted to Mr. Perry as an inducement to join the Company. These common shares had a one year vesting term from Mr. Perry’s effective start date, February 11, 2008. The fair value of these common shares at the time of grant was $6.25, however Mr. Perry requested the release of these common shares on July 24, 2009. The market value of the common shares on the date of relase was $350,100 or $7.78 per share.

14.

For Mr. Perry, 300,000 stock options were granted on February 11, 2008 as an inducement to join the Company and the stock option value was determined by using the Black-Scholes value of $2.99. For Mr. Tremayne, 100,000 of his stock options were granted on January 28, 2008 as an inducement to join the Company and the stock option value was determined by using the Black-Scholes value of $3.47. The remaining 100,000 stock options granted to Mr. Tremayne on April 16, 2008 were under the Stock Option Plan and the stock option value was determined by using the Black-Scholes value of $4.40.

15.

Messrs Tremayne and Bostwick`s salaries were paid in $US and for the above table has been converted to CAD using the average currency exchange rate of US$1 = CAD$1.1420 for the 2009 year and US$1 = CAD$1.0295 for the 2010 year, as quoted by the Bank of Canada.

16.

For Mr. Tremayne, the stock option value in this table was determined by using the Black-Scholes value of $3.77 for the 100,000 stock options of the Company granted on January 6, 2009. For Mr. Hatfield, the stock option values were determined by using the Black-Scholes value of $6.92 for the 15,000 stock options granted on February 19, 2008 and $6.49 for the 20,000 stock options granted on May 26, 2008. For Mr. Bostwick, the stock option value in this table was determined by using the Black-Scholes value of $3.77 for the 100,000 stock options granted on January 6, 2009.

17.

This value represents the salary earned by Mr. Tremayne from January 28, 2008, when he became the Chief Operating Officer of the Company, to December 31, 2008. Mr. Tremayne’s salary was paid in $US and for the above table has been converted to CAD using the average currency exchange rate of US$1 = CAD$1.0742 for the 2008 year, as quoted by the Bank of Canada. Mr. Tremayne’s annual salary for 2008 was set at US$300,000.

18.	Dana Hatfield did not request the release of his annual incentive bonus awarded in common shares in December 2008. This amount represents additional expense accrued in the 2010 fiscal year.

19.

This value represents the additional expenses accrued in the 2010 fiscal year for the tax expense accrued with respect to the share based award approved in 2008 for the 2008 annual compensation in the amount of $(50,305). The value is negative as a result of a decline in share price in the 2010 fiscal year. This total also includes the Company’s contribution to Mr. Hatfield’s Employee Share Purchase Plan account of $15,335.

20.	Dana Hatfield did not request the release of his annual incentive bonus awarded in common shares in December 2008. This amount represents additional expense accrued in the 2009 fiscal year.

21.

This value represents the following amounts; the additional expenses accrued in the 2009 fiscal year for the tax expense accrued with respect to the share based award approved in 2008 for the 2008 annual compensation in the amount of $130,669 and the Company’s contribution to Mr. Hatfield’s Employee Share Purchase Plan account of $6,373.

22.

This value represents the following amounts; Mr. Bostwick’s signing bonus in the amount of $22,840 paid to him in January 2009; and Mr. Bostwick’s annual incentive bonus, paid in cash, as approved by the Board of Directors for the 2009 fiscal year in the amount of $98,669.

23.

This value represents the following amounts; life and disability benefit premiums paid by the Company on behalf of Mr. Bostwick in the amount of $24,797 and the Company’s contribution to Mr. Bostwick’s Employee Share Purchase Plan account of $9,745, which came into effect on July 1, 2009.

38

2010 MANAGEMENT INFORMATION CIRCULAR

INCENTIVE PLAN AWARDS

Stock Option Plans

Gammon Gold has a stock option plan (the Stock Option Plan”), adopted in accordance with the requirements of TSX, for the Directors, officers, employees and consultants of the Company. The Company also has a plan which consists of Mexgold stock options (the “Mexgold Converted Stock Option Plan”) which were converted into Gammon Gold Stock Options when the Company acquired Mexgold Resources Inc. (“Mexgold”) on August 8, 2006. Further details of the Mexgold acquisition are available in the Company’s Business Acquisition Report dated October 20, 2006, filed under the Company’s profile at www.sedar.com. There are no options remaining available for future grants under the Mexgold Converted Stock Option Plan as the Mexgold stock options were converted as a one-time transaction at the time of acquisition. In addition, the Company has also granted employment inducement stock options to some of its officers who have joined the Company in the past 3 years, see -“Section III – Executive Compensation and Other Information, Description of Equity Plans”. As employment inducement stock options are subject to TSX approval, they are issued on an as required basis and therefore, there are no options remaining available for future grants.

The following table sets forth, as at December 31, 2010, information concerning securities authorized for issue under the Gammon Gold Stock Option Plan, the Mexgold Converted Stock Option Plan and the Employment Inducement Options, that are the only equity compensation plans of the Company.

			Number of Securities
	Number of Securities	Weighted	Remaining Available for
	to be Issued Upon	Average	Future Issuance Under
	Exercise of	Exercise Price of	Equity Compensation
	Outstanding Options since the	Outstanding	Plans (Excluding Securities
	inception of the Plan	Options	Reflected in Column (a))
	(#)	($)	($)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by Shareholders:
Stock Option Plan	3,058,750	$8.61	1,442,200
Mexgold Converted Stock Option Plan	205,777	$10.64	Nil
Employee Share Purchase Plan(1)	N/A	$N/A	1,144,390
Deferred Share Unit Plan(2)	N/A	$N/A	802,131
Equity compensation plans not approved by Shareholders:
Employment Inducement Stock Options(3)	1,160,833	$11.75	Nil

Notes:
1.

The Employee Share Purchase Plan was implemented July 1, 2009, to provide officers, Directors, employees and consultants (“Participants”) with the opportunity to become an owner in the Company and to invest in the Company’s future. Participants are entitled to contribute up to 10% of their annual base salary (excluding overtime, bonuses, allowances and other extraordinary compensation) to the ESPP. The Company will contribute an amount equal to 75% of the Participant’s contribution and all contributions are then used to purchase common shares of the Company on a quarterly basis. The purchase price per share will be the volume-weighted average trading price of the common shares on the TSX, for Participants residing in Canada, or the NYSE, for Participants residing in the United States or other countries, for the 5 consecutive trading day period prior to the end of the reporting quarter in respect of which the common shares are issued. The maximum number of common shares of the Company that may be issued under the plan is 1,250,000 common shares.

2.

The Deferred Share Unit Plan was implemented to further align the interests of Directors and the President and CEO, CFO and COO (“Participants”) with Shareholders’ interests and the Company’s values of behaving like an owner, continuously improving the Company and delivering results, so as to increase the value of the shares going forward. Directors may elect each year to receive all or part of their annual retainer in DSUs having a market value equal to the portion of the retainer to be received in that form, subject to such limits as the Board may impose. The Board may also grant, each year, DSUs to Directors or Senior Officers having a market value not greater than the annual retainer or base salary for each such Director or Senior Officer. The number of DSUs to be issued will be determined by dividing the amount of the retainer or base salary determined as the basis for the award by the volume-weighted average trading price of the common shares of the Company (as reported by the TSX) for the five (5) trading days immediately preceding the date the DSUs are awarded. Each DSU may be redeemed for one common share of the Company upon the participant ceasing to hold any position with the Company (whether by termination, retirement or death). The maximum number of common shares of the Company that may be issued under the plan is 1,000,000 common shares.

3.

Under the TSX Company Manual, stock options granted as inducements to new executive officers to join the Company are not subject to Shareholder approval since the number of common shares of the Company issuable to each recipient of such stock options does not exceed 2% of the Company’s issued and outstanding common shares.

39

2010 MANAGEMENT INFORMATION CIRCULAR

The purpose of the Stock Option Plan is to attract and retain superior employees, to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Company and, in combination with these goals, to encourage equity ownership in the Company by its employees and consultants.

On December 10, 2010, the Board of Directors approved an amendment to the Company’s Stock Option Plan for Directors, officers, employees and consultants (the “Stock Option Plan”) to convert the Stock Option Plan to a “rolling stock option plan” whereby the maximum number of common shares which may be reserved and set aside for issue under the Stock Option Plan will be changed from a fixed maximum of 26,000,000 common shares to a maximum of 6% of the common shares issued and outstanding from time to time on a non-diluted basis (which percentage may be increased by the Board of Directors of the Company from time to time, subject to the approval of the shareholders of the Company and such regulatory authorities, stock exchanges, or over-the-counter markets having jurisdiction over the affairs of the Company). On February 18, 2011, at a Special Meeting of Shareholders, the amendment to the Stock Option Plan was approved.

The Stock Option Plan is administered by the Board of Directors. The principal terms of the Stock Option Plan are as follows:

a)

Directors, officers, employees and consultants of the Company or any subsidiary of the Company, as well as any personal holding company controlled by a officer or Director of the Company or any subsidiary or any registered retirement savings plans established for the sole benefit of an employee, officer or Director of the Company or any subsidiary (“Participants”) are eligible for the grant of stock options under the Stock Option Plan;

b)

The maximum number of shares which may be reserved and set aside for issue under this Plan shall not exceed 6% of the Shares issued and outstanding from time to time on a non-diluted basis, provided that the Board shall have the right, from time to time, to increase such percentage subject to the approval of the shareholders of the Company and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Company. The maximum number of Shares which may be reserved for issuance to any one person on the exercise of options granted under the Plan shall be 5% of the shares outstanding on the most recent grant date (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other option to purchase Shares from treasury granted as a compensation or incentive mechanism.;

c)

The exercise price of the stock options granted under the Stock Option Plan is defined as the volume-weighted average trading price of the common shares for the five trading days immediately preceding the date upon which the stock option is granted as reported by the TSX, or, if the common shares are not listed on the TSX, on such other principal stock exchange or over-the-counter market on which the common shares are listed or quoted, as the case may be;

d)	Stock options are exercisable for a maximum period of seven (7) years from the date of grant or such shorter period as may be determined at the time of the grant;

e)	Stock options granted under the Stock Option Plan are not assignable;

f)

Stock options terminate: (i) if an optionee is dismissed for cause, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of dismissal; (ii) if an optionee leaves the Company (and its subsidiaries) on his own accord, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of departure; (iii) if an optionee is dismissed without cause, all of his options will vest immediately and will expire three (3) months after the date of dismissal; (iv) if an optionee dies, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of death; (v) if an optionee ceases to work for the Company (or its subsidiaries) by reason of permanent disability or retirement under any retirement plan of the Company or any subsidiary, all of his unvested options will be terminated immediately, while his vested options will expire three (3) months after the date of deemed termination of employment, but if the optionee should die during that three (3) month period, then his vested options will be extended for three (3) months following the date of death;

g)

Stock options may not vest at a rate faster than over a four (4) year period from the date of grant, in equal instalments on each anniversary of the date of grant, and, if the amendments described in “Section II – Business of the Meeting – Approval of Amendments to the Stock Option Plan” are approved, in the event of a Change of Control, all options outstanding shall vest and be immediately exercisable;

40

2010 MANAGEMENT INFORMATION CIRCULAR

h)

The Board of Directors has the discretion to provide financial assistance for the purchase of common shares on the exercise of stock options. Any loans so provided are on a full recourse basis and the common shares issued pursuant to any such exercise are secured for repayment of the financial assistance so provided;

i)

The number of common shares issuable on the exercise of stock options granted under the Stock Option Plan and the exercise price of such stock options may be proportionately changed in the event of a subdivision, redivision, consolidation, reclassification or change of the Company’s issued and outstanding common shares, or any other capital reorganization, or a consolidation, amalgamation or merger of the Company with or into any other entity or the sale of the properties and assets of the Company as or substantially as an entirety to any other entity;

j)

Subject in all cases to the approval of all regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Company, the Board may from time to time amend or revise any of the terms of the Plan (or any option granted thereunder) or may terminate the Plan (or any option granted thereunder) at any time provided, however, that: (i) no such action shall, without the consent of the Participant, in any manner adversely affect a Participant’s rights under any option theretofore granted under the Plan; and (ii) if under the rules and policies of the TSX, or such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, such amendment requires approval by the Shareholders of the Company, such amendment shall not be effective until the Company has obtained such approval in accordance with the rules and policies of the TSX or such other such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted; and

k)

No amendment to the terms of the Plan shall affect any Option granted prior to such date, and each such Option shall continue to be governed by the terms of the Plan as it existed immediately before such amendment, unless the Participant holding such Option agrees that it shall be governed by the amended terms of the Plan.

The maximum number of shares which may be reserved and set aside for issue under this Plan shall not exceed 6% of the Shares issued and outstanding from time to time on a non-diluted basis, provided that the Board shall have the right, from time to time, to increase such percentage subject to the approval of the shareholders of the Company and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Company. As of April 29, 2011, there were 7,101,987 common shares which have not been allocated under the Stock Option Plan and remain available for future grant; 21,506,300 of the stock options have been granted and exercised; 2,168,500 stock options have been granted and expired; and 3,237,500 stock options have been granted but not exercised, representing 1.9% of the issued and outstanding common shares of the Company. As a result, a total of 10,339,487 shares are reserved for issuance under the Stock Option Plan, representing 6% of the total issued and outstanding common shares of the Company.

In December 2009, the Board of Directors granted limited authority to the President & CEO of the Company to exercise the powers of the Board under the Stock Option Plan with respect to granting up to 200,000 stock options in the aggregate, in his discretion, but subject to the terms of the Stock Option Plan, and provided that (i) not more than 40,000 options may be granted to any one person, and (ii) no options may be granted to officers of the Company (including Vice-Presidents). Any grant of stock options to an existing or new officer of the Company remains subject to Board approval. If all 200,000 options are granted under this arrangement, the President and CEO will cease to have discretion over the granting of stock options and the authority will revert back to the Board.

41

2010 MANAGEMENT INFORMATION CIRCULAR

The following table sets forth information concerning the aggregated stock options granted to the Named Executive Officers of the Company and outstanding at the end of the year ended December 31, 2010:

		Option Based Awards			Share Based Awards
				Value of	Number of
	Number of Securities			Unexercised in-	Share-Based	Market Value of
	Underlying	Exercise		the-money	Awards –	Share- Based
	Unexercised Options	Price		Options	Unvested	Awards – Unvested
Name	(#)	($)	Expiry Date	($)(1)	(#)	($)
René Marion	500,000	$9.42	Oct 25, 2012	$Nil	Nil	$Nil
	104,000	$6.96	Nov 9, 2017	$120,640	Nil	$Nil
Scott Perry	150,000	$6.48	Feb 11, 2013	$246,000	Nil	$Nil
	73,000	$6.96	Nov 9, 2010	$84,680	Nil	$Nil
Russell Tremayne	90,000	$6.69	Jan 29, 2013	$128,700	Nil	$Nil
	100,000	$8.08	Apr 16, 2013	$4,000	Nil	$Nil
	75,000	$6.24	Jan 6, 2016	$141,000	Nil	$Nil
	73,000	$6.96	Nov 9, 2010	$84,680	Nil	$Nil
Dana Hatfield	25,000	$9.21	Oct 22, 2012	$Nil	Nil	$Nil
	7,500	$6.16	Feb 19, 2013	$14,700	Nil	$Nil
	20,000	$9.94	May 26, 2015	$Nil	Nil	$Nil
	40,000	$11.43	Jan 16, 2010	$Nil	Nil	$Nil
Chris Bostwick	100,000	$6.24	Jan 6, 2016	$188,000	Nil	$Nil

Notes:

1.

On December 31, 2010, the last trading day of the 2010 financial period, the closing price of the common shares on the TSX was $8.12; the total value of unexercised in-the-money options was calculated by taking the difference between the closing price on December 31, 2010 and the exercise price of the stock options and then multiplying that total by the total number of stock options.

The following table sets forth information concerning the value of incentive plan awards to the Named Executive Officers of the Company which vested during the year ended December 31, 2010:

Non-Equity Incentive Plan
	Option Based Awards – Value	Share Based Awards – Value	Compensation – Value
Name	Vested During the Year	Vested During the Year	Vested During the Year
René Marion	$Nil(1)	$500,000(7)	$Nil
Scott Perry	$294,000(2)	$361,000(7)	$Nil
Russell Tremayne	$63,250(3)	$350,000(7)	$Nil
Dana Hatfield	$16,425(4)	$174,289(5)	$Nil
Chris Bostwick	$145,000(6)	$Nil	$Nil

Notes:

1.

Mr. Marion had 125,000 of his options vest on October 25, 2010, his exercise price was $9.42; since the stock price on the TSX on October 25, 2010 was $7.07 the options had no value on the vesting date.

2.

Mr. Perry had 75,000 of his options vest on February 11, 2010, his exercise price was $6.48; since the stock price on the TSX on February 11, 2010 was $10.40 the options had a value of $294,000 on the vesting date.

3.

Mr. Tremayne had three sets of options vest in 2010. 25,000 of his options vested on January 29, 2010, his exercise price was $6.69; since the stock price on the TSX on January 29, 2010 was $9.22 the options had a value of $63,250 on the vesting date. Mr. Tremayne also had 25,000 of his options vest on April 16, 2010, his exercise price was $8.08; since the stock price on the TSX on April 16, 2010 was $7.03 the options had no value on the vesting date.

4.

Mr. Hatfield had three sets of options vest in 2010. 6,250 of his options vested on October 22, 2010, his exercise price was $9.21; the stock price on the TSX on October 22, 2010 was $6.88, therefore the options had no value on the vesting date. Mr. Hatfield also had 3,750 of his options vest on February 19, 2010, his exercise price was $6.16; the stock price on the TSX on February 19, 2010 was $10.54, therefore the options had a value of $16,425 on the vesting date. Mr. Hatfield also had 5,000 of his options vest on May 26, 2010, his exercise price was $9.94; since the stock price on the TSX on May 26, 2010 was $7.52 the options had no value on the vesting date.

5.

As at December 31, 2010, Dana Hatfield had not yet requested the release of his annual incentive bonus awarded in common shares in December 2008. As at December 7, 2010, the vesting date, he had 9/9th (21,359 common shares) of the bonus common shares available to him and the trading price on the TSX on June 8, 2010 was $8.16. The value in this table represents what the common shares would have been worth had he requested the release of them on the vesting date.

6.

Mr. Bostwick had 25,000 of his options vest on January 6, 2010, his exercise price was $6.24; the stock price on the TSX on January 6, 2010 was $12.04 the options had a value of $145,000 on the vesting date.

7.

The amounts represent the value of DSUs granted to Messrs. Marion, Perry and Tremayne on November 9, 2010. Messrs. Marion, Perry and Tremayne were granted 71,845, 51,872 and 50,292 DSUs, respectively. The number of DSUs granted to each executive, were calculated by dividing the bonus value by the share price of $6.96 that was calculated using a 5 day VWAP from the date of grant. DSU awards are part of the Company's Long-Term Incentive Program.

42

2010 MANAGEMENT INFORMATION CIRCULAR

Employee Share Purchase Plan

The Employee Share Purchase Plan (“ESPP”) was implemented July 1, 2009, to provide officers, Directors, employees and consultants (“Participants”) with the opportunity to become an owner in the Company and to invest in the Company’s future. Participants are entitled to contribute up to 10% of their annual base salary (excluding overtime, bonuses, allowances and other extraordinary compensation) to the ESPP. The Company will contribute an amount equal to 75% of the Participant’s contribution and all contributions are then used to purchase common shares of the Company on a quarterly basis. The purchase price per share will be the volume-weighted average trading price of the common shares on the TSX, for Participants residing in Canada, or the NYSE, for Participants residing in the United States or other countries, for the 5 consecutive trading day period prior to the end of the reporting quarter in respect of which the common shares are issued. The maximum number of common shares of the Company that may be issued under the plan is 1,250,000 common shares, representing approximately 0.7% of the outstanding common shares as of April 29, 2011. The number of securities remaining available for future issuance under the ESPP as at April 29, 2011 is 1,126,723, representing 0.6% of the total issued and outstanding common shares of the Company.

All common shares purchased with Participant’s Contributions will be designated as “Participant Shares” and all common shares purchased with Employer’s Contributions will be designated as “Employer Shares”. Both Participant Shares and Employer Shares will vest immediately with the Participant upon issuance. A Participant may not transfer its rights under the ESPP. If a Participant ceases to be a Director, officer, employee or consultant of the Company as a result of retirement, death or disability, the Participant will cease to be entitled to participate in the ESPP, but will receive all common shares of the Company credited to such Participant’s account under the ESPP or all cash received following the sale of the common shares. If a Participant ceases to be a Director, officer, employee or consultant of the Company for any other reason, the Participant will cease to be entitled to participate in the ESPP and will receive only the balance of such Participant’s contributions credited to such Participant’s account under the Employee Share Purchase Plan and the common shares of the Company purchased with such contributions.

The Board of Directors shall have the authority to terminate the ESPP at any time, or to make the following amendments to the ESPP, without the prior approval of the Participants or the shareholders:

i.

any amendment which is intended to ensure compliance with applicable laws, regulations or policies, including but not limited to the rules and policies of any stock exchange on which the common shares of the Company are listed for trading;

ii.	any amendment which is intended to provide additional protection to Shareholders of the Company (as determined at the discretion of the Board of Directors);

iii.

any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of the ESPP and any provisions of any applicable laws, regulations or policies, including but not limited to the rules and policies of any stock exchange on which the common shares of the Company are listed for trading;

iv.	any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

v.	any amendment which is not expected to materially adversely effect the interests of the Shareholders;

vi.	any amendment which is intended to facilitate the administration of the ESPP; and

vii.

subject to those provisions which explicitly require Shareholder approval (as set out below), any amendment to the terms of the ESPP, including but not limited to any amendment to the definitions of the terms used in the Plan, the dates on which Participants may become eligible to participate in the ESPP, the procedure for enrolling in the ESPP, the minimum and maximum permitted payroll deduction rate, the amount of Participants' contributions and the Company’s contributions and the procedures for making, changing, processing, holding and using such contributions, vesting, the rights of holders of Participant Shares and Employer Shares, the rights to sell or withdraw common shares and cash credited to a Participant's account and the procedures for doing the same, the interest payable on cash credited to a Purchaser's account, the transferability of common shares, contributions or rights under the ESPP, the adjustments to be made in the event of certain transactions, Plan expenses, restrictions on corporate action, or use of funds.

43

2010 MANAGEMENT INFORMATION CIRCULAR

Notwithstanding the foregoing:

i.	no termination, modification, or amendment of the Plan shall adversely affect the rights of a Participant with respect to common shares of the Company previously issued under the ESPP without such Participant’s written consent; and

ii.	no modification or amendment to the following provisions of the ESPP shall be effective unless and until the Company has obtained the approval of the Shareholders in accordance with the rules and policies of the stock exchanges on which the common shares of the Company are listed for trading:

i.

the definition of "Participant" or any defined term comprised in such definition which would have the potential of broadening or increasing participation by insiders of the Company (as such term is defined in the applicable securities laws);

ii.	the aggregate maximum number of common shares of the Company that may be issued pursuant to the ESPP;

iii.	the purchase price at which common shares may be issued pursuant to the ESPP;

iv.

the rights of a Participants to withdraw Participant Shares and accumulated cash credited to the Participant's account if the Participant ceases to be a Participant for any reason other than retirement, death, or disability;

v.	the extension of any right of a Participant under the ESPP beyond the date on which such right would originally have expired;

vi.

the addition of a cashless exercise feature, payable in cash or securities, if such feature does not provide for a full deduction of the number of underlying common shares from the aggregate maximum number of common shares authorized and reserved for issuance under the ESPP; and

vii.	the addition of, or amendments to the provisions for, any form of financial assistance, other than changes to the Company's contributions.

All funds received or held by the Company under the Employee Share Purchase Plan will be included in the general funds of the Company free of any trust or other restriction, and may be used for any corporate purpose.

There is no limit on the participation of insiders of the Company in the Employee Share Purchase Plan.

Deferred Share Unit Plan

The Deferred Share Unit Plan (“DSUP”) was implemented to further align the interests of Directors and the President and CEO, CFO and COO (“Participants”) with Shareholders’ interests and the Company’s values of behaving like an owner, continuously improving the Company and delivering results, so as to increase the value of the shares going forward. Directors may elect each year to receive all or part of their annual retainer in DSUs having a market value equal to the portion of the retainer to be received in that form, subject to such limits as the Board may impose. The Board may also grant, each year, DSUs to Directors or Senior Officers having a market value not greater than the annual retainer or base salary for each such Director or Senior Officer. The number of DSUs to be issued will be determined by dividing the amount of the retainer or base salary determined as the basis for the award by the volume-weighted average trading price of the common shares of the Company (as reported by the TSX) for the five (5) trading days immediately preceding the date the DSUs are awarded. Each DSU may be redeemed for one common share of the Company upon the Participant ceasing to hold any position with the Company (whether by termination, retirement or death).

DSUs awarded to Directors and Senior Officers vest immediately, unless otherwise determined by the Directors of the Company. DSU awards are part of the Company's Long-Term Incentive Program.

The number of common shares for which a DSU may be redeemed shall be adjusted proportionately in the event of (a) a subdivision, re-division or consolidation of the common shares of the Company into a greater or lesser number of shares, (b) a reclassification or change of the common shares into a different class or type of securities, or (c) any other capital reorganization of the Company, or a consolidation, amalgamation or merger of the Company with or into any other entity or the sale of the properties and assets of the Company as or substantially as an entirety to any other entity.

Except as required by law, the rights of a Participant under the DSUP are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

44

2010 MANAGEMENT INFORMATION CIRCULAR

The Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend the DSUP in whole or in part, (ii) amend or discontinue any DSUs granted under the DSUP, and (iii) terminate the DSUP, without prior notice to or approval by any Participants or Shareholders of the Company. Without limiting the generality of the foregoing, the Board may:

a.

amend the definition of “Participant” or the eligibility requirements for participating in the DSUP, where such amendment would not have the potential of broadening or increasing Insider participation;

b.	amend the manner in which Participants may elect to participate in the DSUP or elect the dates on which DSUs shall be redeemed;

c.	amend the provisions of this DSUP relating to the redemption of DSUs and the dates for the redemption of the same; and

d.	make any amendment which is intended to ensure compliance with applicable laws and the requirements of the TSX;

e.	make any amendment which is intended to provide additional protection to Shareholders of the Company (as determined at the discretion of the Board);

f.

make any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of the DSUP and any provisions of any applicable laws and the requirements of the TSX;

g.	make any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

h.	make any amendment which is not expected to materially adversely affect the interests of the shareholders of the Company; and

i.	make any amendment which is intended to facilitate the administration of the DSUP.

Any such amendment, suspension, or termination shall not adversely affect the DSUs previously granted to a Participant at the time of such amendment, suspension or termination, without the consent of the affected Participant.

No modification or amendment to the following provisions of the DSUP shall be effective unless and until the Company has obtained the approval of the shareholders of the Company in accordance with the rules and policies of the TSX:

a.	the number of common shares reserved for issuance under the DSUP (including a change from a fixed maximum number of common shares to a fixed maximum percentage of common shares);

b.	the definition of “Participant” or the eligibility requirements for participating in the DSUP, where such amendment would have the potential of broadening or increasing Insider participation;

c.	the extension of any right of a Participant under the DSUP beyond the date on which such right would originally have expired; and

d.	amendment provisions of the DSUP.

No amendment, suspension or discontinuance of the DSUP or of any granted DSUs may contravene the requirements of the TSX or any securities commission or regulatory body to which the DSUP or the Company is now or may hereafter be subject.

If the Board terminates the DSUP, no new DSUs (other than DSUs that have been granted but vest subsequently pursuant the DSUP) will be credited to the account of a Participant, but previously credited (and subsequently vesting) DSUs shall be redeemed in accordance with the terms and conditions of the DSUP existing at the time of termination. The DSUP will finally cease to operate for all purposes when the last remaining Participant receives the redemption price for all DSUs recorded in the Participant’s account. Termination of the DSUP shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to DSUs granted under the DSUP prior to the date of such termination.

45

2010 MANAGEMENT INFORMATION CIRCULAR

The maximum number of common shares that may be (i) issued to insiders of the Company (including Directors and officers of the Company) pursuant to the DSUP within any one year period, and (ii) issuable to insiders pursuant to the DSUP at any time, when combined with all of the common shares issuable to insiders pursuant to any other security-based compensation arrangement of the Company, shall not exceed 10% of the total number of outstanding common shares of the Company.

The maximum number of common shares of the Company that may be issued under the plan is 1,000,000 common shares, representing approximately 0.6% of the outstanding common shares as of April 29, 2011. The number of securities remaining available for future issuance under the DSUP as at April 29, 2011 is 792,588, representing 0.5% of the total issued and outstanding common shares of the Company.

Restricted Share Unit Plan

The purpose of the Gammon Gold Inc. Restricted Share Unit Plan (“RSUP”) is to provide Senior Officers of the Company with the opportunity to acquire restricted share units in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of interests between its Senior Officers and shareholders.

The number of Restricted Share Units (including fractional RSUs) to be credited as of the Award Date shall be determined by dividing (i) the cash value of the award, which shall be such percentage or multiple of the Participant’s base salary as the Board in its discretion determines to be appropriate in the circumstances, by (ii) the Award Market Value, and shall in all cases be subject to such policies with respect to the compensation and incentives to be provided to the Senior Officers as the Board or the Committee may prescribe from time to time.

Upon the award of RSUs to a Participant, the Board shall determine in its sole discretion the Restricted Period applicable to such RSUs, subject to the following provisions.

  The Board of Directors may determine a different Restricted Period with respect to different portions of the RSUs awarded to a given Participant on a given date;

  The Restricted Period may expire on a given date, or upon the satisfaction of one or more performance conditions determined by the Board of Directors, or upon any combination of the foregoing as the Board may determine in its discretion;

  Unless the Board of Directors determines otherwise at the time of the award of RSUs, one-third (1/3) of such award of RSUs shall be restricted until the first anniversary of the award, another one-third (1/3) shall be restricted until the second anniversary of the award and the remaining one-third (1/3) shall be restricted until the third anniversary of the Award Date, but shall not exceed three years;

  Such awards can vest on a cumulative basis of meeting the Performance Conditions;

  Unless the Board of Directors determines otherwise at the time of the award of RSUs, if the Board of Directors has imposed one or more performance conditions on such RSUs, the Restricted Period shall expire upon the satisfaction of the last of such performance conditions to be satisfied; and

  It is anticipated that RSUs will be awarded annually to the Senior Officers.

RSUs may be redeemed shall be adjusted proportionately in the event of (a) a subdivision, re-division or consolidation of the common shares of the Company into a greater or lesser number of shares, (b) a reclassification or change of the common shares into a different class or type of securities, or (c) any other capital reorganization of the Company, or a consolidation, amalgamation or merger of the Company with or into any other entity or the sale of the properties and assets of the Company as or substantially as an entirety to any other entity.

Except as required by law, the rights of a Participant under the Restricted Share Unit Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

The Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend the RSUP in whole or in part, (ii) amend or discontinue any RSUs granted under the RSUP, and (iii) terminate the RSUP, without prior notice to or approval by any Participants or shareholders of the Company.

Any such amendment, suspension, or termination shall not adversely affect the RSUs previously granted to a Participant at the time of such amendment, suspension or termination, without the consent of the affected Participant.

46

2010 MANAGEMENT INFORMATION CIRCULAR

No amendment, suspension or discontinuance of the RSUP or of any granted RSU may contravene the requirements of the Stock Exchange or any securities commission or regulatory body to which the Plan or the Company is now or may hereafter be subject.

If the Board terminates the RSUP, no new RSUs will be credited to the account of a Participant other than if the Company pays dividends on shares, but previously credited RSUs shall be redeemed in accordance with the terms and conditions of the RSUP existing at the time of termination. The RSUP will finally cease to operate for all purposes when the last remaining Participant receives the Redemption Value for all RSUs recorded in the Participant’s account or the last of such RSU is cancelled as a result of becoming expired, whichever occurs last. Termination of the RSUP shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to RSUs granted under the RSUP prior to the date of such termination.

The maximum number of common shares that may be (i) issued to insiders of the Company (including Directors and Senior Officers of the Company) pursuant to the RSUP within any one year period, and (ii) issuable to insiders pursuant to the RSUP at any time, when combined with all of the common shares issuable to insiders pursuant to any other security-based compensation arrangement of the Copmany, shall not exceed 10% of the total number of outstanding common shares of the Company. The number of securities that have been issuance under the RSUP as at April 29, 2011 is 185,728, representing 0.1% of the total issued and outstanding common shares of the Company.

TERMINATION AND CHANGE OF CONTROL BENEFITS

René Marion – President & Chief Executive Officer

Gammon Gold has an employment contract and addendum agreement with its President & Chief Executive Officer, René Marion, whereby Mr. Marion is to provide his services to Gammon Gold at an annual base salary of $550,000. In addition, Mr. Marion shall be entitled to an annual incentive bonus for each year of employment with a target range between 0% and 100% of total annual base salary. The payment of an annual bonus, if payable, is ultimately at the discretion of the Compensation Committee. A bonus of 50,000 Gammon Gold Common Shares were granted to Mr. Marion as an inducement for joining the Company. These common shares had a one year vesting period from Mr. Marion’s effective start date and have since been released to Mr. Marion. Should Mr. Marion be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of Gammon Gold, being an acquisition by a third party of at least 50% of the voting shares of Gammon Gold, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or remuneration package; or no longer report directly to the President & Chairman and the Board of Gammon Gold; then, subject to regulatory approval, Mr. Marion shall be immediately entitled to the equivalent of 30 months of annual base salary and bonus, and have all granted stock options, DSUs and RSUs previously issued or otherwise entitled to by Gammon Gold or Gammon Gold controlled companies, be made available for immediate vesting and exercise, and remain available for exercise until the expiry of the same full term period of their original maximum tenure. In the event of death during the term of his addendum agreement, Mr. Marion’s beneficiaries shall be entitled to receive life insurance benefits in an amount equal to $1,500,000 (three times annual base salary). In the event of a long or short term disability of Mr. Marion, the Company will continue to pay him during the first 90 days of such disability at 100% of his base salary. The Company shall have in place long and short term individual disability insurance such that benefits shall commence on the 91st day of any such disability and pay Mr. Marion $16,900 per month until age 65. The Company shall also have in place long and short term group disability insurance such that benefits shall commence on the 119th day of any such disability and pay Mr. Marion an additional $3,100 per month until age 65.

Scott Perry – Executive Vice President & Chief Financial Officer

Gammon Gold has an employment contract and addendum agreements with its Chief Financial Officer, Scott Perry, whereby Mr. Perry is to provide his services to Gammon Gold at an annual base salary of $361,000. In addition, Mr. Perry shall be entitled to an annual incentive bonus for each year of employment with a target range between 0% and 100% of total annual base salary. The payment of an annual incentive bonus, if payable, is ultimately at the discretion of the Compensation Committee. A bonus of 45,000 Gammon Gold Common Shares were granted to Mr. Perry as an inducement for joining the Company. These common shares had a one year vesting period from Mr. Perry’s effective start date and have since been released to Mr. Perry. Should Mr. Perry be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of Gammon Gold, being an acquisition by a third party of at least 50% of the voting shares of Gammon Gold, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or remuneration package; or no longer reporting directly to the Chief Executive Officer and the Board of Gammon Gold, then, subject to regulatory approval, Mr. Perry shall be immediately entitled to the equivalent of 30 months of annual base salary and bonus, and have all granted stock options, DSUs and RSUs previously issued or otherwise entitled to by Gammon Gold or Gammon Gold controlled companies, be made available for immediate vesting and exercise, and remain available for exercise until the expiry of the same full term period of their original maximum tenure, and the bonus Gammon Gold common shares shall be made available for immediate release. In the event of death during the term of his addendum agreement, Mr. Perry’s beneficiaries shall be entitled to receive life insurance benefits in an amount equal to $1,083,000 (three times annual base salary). In the event of a long or short term disability of Mr. Perry, the Company will continue to pay him during the first 90 days of such disability at 100% of his base salary. The Company shall have in place long and short term individual disability insurance such that benefits shall commence on the 91st day of any such disability and pay Mr. Perry $13,500 per month until age 65. The Company shall also have in place long and short term group disability insurance such that benefits shall commence on the 119th day of any such disability and pay Mr. Perry an additional $3,100 per month until age 65.

47

2010 MANAGEMENT INFORMATION CIRCULAR

Russell Tremayne – Executive Vice President & Chief Operating Officer

Gammon Gold has an employment contract and addendum agreements with its Chief Operating Officer, Russell Tremayne, whereby Mr. Tremayne is to provide his services to Gammon Gold at an annual base salary of US$350,000. In addition, Mr. Tremayne is also entitled to an annual incentive bonus for each year of employment with a target range between 0% and 100% of total annual base salary. The payment of an annual incentive bonus, if payable, is ultimately at the discretion of the Compensation Committee. Should Mr. Tremayne be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of Gammon Gold, being an acquisition by a third party of at least 50% of the voting shares of Gammon Gold, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or remuneration package; and no longer reporting directly to the Chief Executive Officer, then, subject to regulatory approval, Mr. Tremayne shall be immediately entitled to the equivalent of 30 months of annual salary and bonus, and have all stock options, DSUs and RSUs previously granted be made available for immediate vesting and exercise, and remain available for exercise until the expiry of their original term. In the event of Mr. Tremayne’s death during the term of this addendum agreement, Mr. Tremayne’s beneficiaries shall be entitled to receive life insurance benefits in an amount equal to US$1,000,000 (three times annual base salary, up to US$1,000,000). In the event of a temporary total disability (short term) of Mr. Tremayne, the Company will continue to pay him during the first 90 days of such disability at 100% of base salary. Mr. Tremayne shall be entitled to long term disability comprised of temporary total disability insurance such that benefits shall commence on the 91st day of any such disability at 67% of base salary up to a maximum of US$2,500 per week for a maximum duration of 104 weeks. An own occupation definition of disability will apply. At the end of this term and in the event of a permanent total disability (inability to engage in any occupation) of Mr. Tremayne, the Company shall have in place, permanent total disability insurance such that lump sum benefit of US$500,000 would be paid to Mr. Tremayne after the 104th week of disability.

Dana Hatfield – Senior Vice President, Finance

Mr. Hatfield resigned from the Company on March 18, 2011, therefore these terms have now expired. Gammon Gold had an employment contract and addendum agreement with its Vice President of Finance, Dana Hatfiled, whereby Mr. Hatfield was to provide his services to Gammon Gold at an annual base salary of $209,100. In addition, Mr. Hatfield was also entitled to an annual incentive bonus for each year of employment with a target range between 0% and 60% of total annual base salary. The payment of an annual incentive bonus, if payable, was ultimately at the discretion of the Compensation Committee. Should Mr. Hatfield been terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of Gammon Gold, being an acquisition by a third party of at least 50% of the voting shares of Gammon Gold, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or remuneration package, then, subject to regulatory approval, Mr. Hatfield would have been immediately entitled to the equivalent of 12 months of annual base salary, and have all stock options previously granted made available for immediate vesting and exercise, and remain available for exercise until the expiry of their original term.

48

2010 MANAGEMENT INFORMATION CIRCULAR

Chris Bostwick – Senior Vice President, Technical Services

Gammon Gold has an employment contract and addendum agreement with its Senior Vice President, Technical Services, Chris Bostwick, whereby Mr. Bostwick is to provide his services to Gammon Gold at an annual base salary of US$262,650. In addition, Mr. Bostwick is also entitled to an annual incentive bonus for each year of employment with a target range between 0% and 60% of total annual base salary. The payment of an annual incentive bonus, if payable, is ultimately at the discretion of the Compensation Committee. Should Mr. Bostwick be terminated for any reason, other than for improper or dishonest action, or significant act of misconduct; subject to any change of corporate control of Gammon Gold, being an acquisition by a third party of at least 50% of the voting shares of Gammon Gold, whether by take-over bid, plan of arrangement, business combination or otherwise; subject to materially diminished duties, responsibilities and/or remuneration package, then, subject to regulatory approval, Mr. Bostwick shall be immediately entitled to the equivalent of 18 months of annual base salary and annual average bonus for the preceding two years, and have all stock options previously granted be made available for immediate vesting and exercise, and remain available for exercise until the expiry of their original term.

DIRECTOR COMPENSATION

Except as disclosed herein, the Company has no other arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for Committee participation, involvement in special assignments or for services as a consultant or expert during the most recentIy completed financial year or subsequently, up to and including the date of this Management Information Circular.

Retainer Fees

The role of the Board of Directors has changed considerably in recent years. Boards today have greater responsibility and strategic involvement in organizations and are experiencing increased demands from Shareholders and institutional investors. Their exposure to risk and associated liability issues have also increased. As a result of these increased demands and responsibilities, the Company has undertaken a review to provide an assessment of the Company's Board compensation practices and provide comparative board compensation practices with peer group companies. The Nominating & Corporate Governance Committee conducted a review of the fees and revised the fee structure for Independent Directors based on trends in comparative director compensation data for similarly sized companies within the mining industry. The revised fee structure was recommended to the Board and approved as at May 19, 2010. Prior to the fee revisions noted below, Directors were paid $30,000 as an annual retainer for the Board, $25,000 for the Audit Committee Chair retainer, and $20,000 for all other Committee Chair retainers.

Directors of the Company who were not employees of the Company were remunerated for services provided during the year ended December 31, 2010 in the following aggregate amounts:

Annual retainer Chairman of the Board	$175,000
Annual retainer Directors (excluding the Chairman of the Board)	$75,000
Annual retainer paid to the Chair of the Audit Committee of the Board of Directors	$15,000
Annual retainer paid to the Chair of the Compensation Committee of the Board of Directors	$15,000
Annual retainer paid to the Chair of any other Committee of the Board of Directors	$10,000
Attendance fees, per meeting of the Board of Directors and Audit Committee	$Nil
(Independent Directors only)
Attendance fees, per meeting for all other Committees of the Board of Directors	$Nil
(Independent Directors only)
49

2010 MANAGEMENT INFORMATION CIRCULAR

The following table sets out the total Board and Committee attendance fees paid to non-executive Directors as at December 31, 2010. For current details on the Director stock options, see – “Section II – Business of Meeting, Nominees for Election as Directors”. The fees in this table represent the total fees paid to Directors during the 2010 year.

		Share-		Non-Equity
	Total Fees	Based	Option-Based	Incentive Plan
	Earned	Awards(1)	Awards	Compensation	Pension	All Other	Total
Director	($)	($)	($)	($)	Value	Compensation	Compensation
Colin Benner(6)	$96,690	$29,167	$724,500 (2)	$Nil	$Nil	$9,028(5)	$859,384
Richard Colterjohn(6)	$12,699	$37,500	$361,500(3)	$Nil	$Nil	$Nil	$411,699
Alan Edwards(7)	$41,411	$12,500	$361,500(3)	$Nil	$Nil	$4,043(5)	$419,454
George Elliott	$62,836	$12,500	$157,500(4)	$Nil	$Nil	$13,150(8)	$245,986
Terrence Cooper	$34,664	$37,500	$157,500(4)	$Nil	$Nil	$4,137(5)	$233,802
Ronald Smith	$71,746	$37,500	$157,500(4)	$Nil	$Nil	$29,687(9)	$296,433
Joseph Spiteri(7)	$31,943	$15,625	$361,500(3)	$Nil	$Nil	$3,567(5)	$412,636

Notes:

1.	Director fees are paid in a combination of cash and DSUs, each Director is obligated to take a minimum of 1/3rd of their Director’s retainer in DSUs, some take full DSUs.

2.	The stock option value was determined by multiplying 150,000 stock options by their Black-Scholes value of $4.83 granted on April 13, 2010.

3.

There were 2 sets of stock options awarded to these Directors in 2010, each were awarded 40,000 on May 18, 2010 and another 35,000 on May 19, 2010. The stock option values were determined by multiplying the stock options by their Black-Scholes value; 40,000 by $5.10 and 35,000 by $4.50, respectively.

4.	The stock option value was determined by multiplying 35,000 stock options by their Black-Scholes value of $4.50 granted on May 19, 2010.

5.	This amount represents the Company’s contribution to the Director’s Employee Share Purchase Plan account.

6.	Director was appointed to the Board on April 13, 2010 and therefore only received Director fees since that time.

7.	Director was appointed to the Board on May 13, 2010 and therefore only received Director fees since that time.

8.

This amount represents the Company’s contribution to Mr. Elliott’s Employee Share Purchase Plan account in the amount of $5,650 as well as the second installment of the bonus granted to him for his assistance with the recruitment of an independent Chairman of the Board in the amount of $7,500.

9.

This amount represents the Company’s contribution to the Mr. Smith’s Employee Share Purchase Plan account in the amount of $7,687 as well as the second installment of the bonus granted to him for acting as interim Chairman of the Board in the amount of $22,000.

The following table sets forth information concerning the aggregated stock options granted to the non executive Directors of the Company and outstanding at the end of the year ended December 31, 2010:

		Option Based Awards			Share Based Awards
				Value of	Number of
	Number of Securities			Unexercised in-	Share-Based	Market Value of
	Underlying	Exercise		the-money	Awards –	Share- Based
	Unexercised Options	Price		Options	Unvested	Awards – Unvested
Name	(#)	($)	Expiry Date	($)(1)	(#)	($)
Colin Benner	150,000	$7.44	April 13, 2017	$102,000	Nil	$Nil
Richard Colterjohn	40,000	$7.92	May 18, 2017	$8,000	Nil	$Nil
	35,000	$7.99	May 19, 2017	$4,550	Nil	$Nil
Alan Edwards	40,000	$7.92	May 18, 2017	$8,000	Nil	$Nil
	35,000	$7.99	May 19, 2017	$4,550	Nil	$Nil
George Elliott	20,000	$9.68	Aug 12, 2015	$Nil	Nil	$Nil
	20,000	$8.27	May 15, 2016	$Nil	Nil	$Nil
	35,000	$7.99	May 19, 2017	$4,550	Nil	$Nil
Terrence Cooper	40,000	$8.15	Apr 27, 2016	$Nil	Nil	$Nil
	35,000	$7.99	May 19, 2017	$4,550	Nil	$Nil
Ronald Smith	40,000	$8.27	May 15, 2016	$Nil	Nil	$Nil
	35,000	$7.99	May 19, 2017	$4,550	Nil	$Nil
Joseph Spiteri	40,000	$7.92	May 18, 2017	$8,000	Nil	$Nil
	35,000	$7.99	May 19, 2017	$4,550	Nil	$Nil
50

2010 MANAGEMENT INFORMATION CIRCULAR

Notes:

1.

On December 31, 2010, the last trading day of the 2010 financial period, the closing price of the common shares on the TSX was $8.12; the total value of unexercised in-the-money options was calculated by taking the difference between the closing price on December 31, 2010 and the exercise price of the stock options and then multiplying that total by the total number of stock options.

The following table sets forth information concerning the value of incentive plan awards to the non-executive Directors of the Company which vested during the year ended December 31, 2010:

Non-Equity Incentive Plan
	Option Based Awards – Value	Share Based Awards – Value	Compensation – Value
Name	Vested During the Year	Vested During the Year	Vested During the Year
Colin Benner(1)	$Nil	$Nil	$Nil
Richard Colterjohn(1)	$Nil	$Nil	$Nil
Alan Edwards(1)	$Nil	$Nil	$Nil
George Elliott(2)	$150	$Nil	$Nil
Terrence Cooper(3)	$Nil	$Nil	$Nil
Ronald Smith(4)	$300	$Nil	$Nil
Jospeh Spiteri(1)	$Nil	$Nil	$Nil

Notes:

1.	The Director had no options vest in 2010.

2.

Mr. Elliott had 5,000 of his options vest on August 12, 2010, his exercise price was $9.68. Since the stock price on the TSX on August 12, 2010 was $6.47, the options had no value on the vesting date. Mr. Elliott also had 5,000 of his options vest from another grant on May 15, 2010 and his exercise price was $8.27. Since the stock price on the TSX on May 14, 2010 (May 15, 2010 was a Saturday) was $8.30, the options had a value of $150.

3.

Mr. Cooper had 10,000 of his options vest on April 27, 2010 and his exercise price was $8.15. Since the stock price on the TSX on April 27, 2010 was $7.33, the options had no value on the vesting date.

4.

Mr. Smith had 10,000 of his options vest on May 15, 2010 and his exercise price was $8.27. Since the stock price on the TSX on May 14, 2010 (May 15, 2010 was a Saturday) was $8.30, the options had a value of $300.

SECTION IV – CORPORATE GOVERNANCE

Gammon Gold believes that good corporate governance is an essential element in a well-managed company. The corporate governance practices of Gammon Gold meet most of the corporate governance guidelines recommended by Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), Canadian and the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201, Corporate Governance Guidelines (“NP 58-201”) and National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”). The corporate governance practices of Gammon Gold met the corporate governance requirements of the NI 52-110 during 2010. The Company’s corporate governance practices also comply with applicable requirements of the Sarbanes-Oxley Act 2002 (“SOX”), including U.S. Securities and Exchange Commission (“SEC”) rules under SOX, as well as issuer standards of the TSX Corporate Governance Rules (the “TSX Rules”). The Company will continue to strive to meet the corporate governance guidelines recommended by Canadian Securities Administrators.

As a Canadian company listed on the New York Stock Exchange, Gammon Gold is not required to comply with most of the NYSE corporate governance standards, so long as it complies with Canadian corporate governance practices. In order to claim such an exemption, however, Gammon Gold must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE corporate governance standards. The Company’s NYSE Statement of Governance Differences is available on the Company’s website, www.gammongold.com/governance.php. Gammon Gold also applies some best practices derived from the NYSE rules and complies with applicable rules adopted by the SEC to give effect to the provisions of SOX. The following section describes the Company’s corporate governance practices.

INDEPENDENCE OF THE BOARD OF DIRECTORS

The Board of Directors of Gammon Gold is responsible for overseeing Management of the Company and determining the Company’s strategy and for determining whether or not each Director is independent. In making this determination, the Board of Directors has adopted the definition of “independence” as set forth in NI 58-101 and NP 58-201, which recommends that a majority of the Board of Directors be considered “independent”. In applying this definition, the Board considers all relationships of the Directors of Gammon Gold, including business, family and other relationships. As at the date of this Management

51

2010 MANAGEMENT INFORMATION CIRCULAR

Information Circular, there are nine (9) Directors on the Board, seven (7) of whom are considered independent and two (2) of whom are considered non-independent. Subject to the approval of the proposed slate for election on June 9, 2011, there will be nine (9) Directors on the Board, seven (7) of whom will be considered independent and two (2) of whom will be considered non-independent.

Gammon Gold’s Board of Directors has adopted the director independence standards contained in Section 303A.02, “Independence Tests”, of the NYSE Listed Company Manual. The Independent Directors meet separately following each regularly scheduled Board and Audit Committee meeting, or when appropriate.

To facilitate the functioning of the Board of Directors independently of Management, the following structures and processes are in place:

  during regularly scheduled meetings and other times deemed appropriate, members of Management are not present for the discussion and determination of certain matters at meetings of the Board of Directors. During the most recently completed financial year, five (5) meetings of the Independent Directors were held as noted in Meetings without Management table above;

  under the by-laws of the Company, any three Directors may call a meeting of the Board of Directors;

  the Independent Directors meet independently of Non-Independent Directors for in camera sessions following each regularly scheduled Board and Committee meeting;

  the Audit Committee, Compensation Committee and Nominating & Corporate Governance Committee consist entirely of Independent Directors; and

  in addition to the above standing Committees of the Board of Directors, Independent Committees are appointed from time to time, when appropriate.

The following table sets out the status of independance for all Directors nominated for election:

Other Reporting Issuers of which the
Director currently serves as a
Name of Director	Independent	Basis for Determination of Independence(1)	Director
Ronald Smith	Yes	No direct or indirect material relationship with Gammon	Innovative Properties Incorporated
		Gold	Andor Mining Incorporated
René Marion	No	Officer of Gammon Gold	N/A
Luis Chavez	No	Officer of Gammon Gold and Director of Mexican	N/A
subsidiary of Gammon Gold
Colin Benner	Yes	No direct or indirect material relationship with Gammon	Lundin Mining Corporation
		Gold	Troon Ventures Limited
Corsa Coal Limited
Creston Moly Corporation
Capstone Mining Corporation
Adriana Resources Incorporated
Dalradian Resources Incorporated
George Elliott	Yes	No direct or indirect material relationship with Gammon	Esperanza Silver Corporation
		Gold	Andor Mining Incorporated
Terrence Cooper	Yes	No direct or indirect material relationship with Gammon	N/A
Gold
Richard Colterjohn	Yes	No direct or indirect material relationship with Gammon	Explorator Resources Incorporated
		Gold	MAG Silver Corporation
Alan Edwards	Yes	No direct or indirect material relationship with Gammon	Copper One Corporation
		Gold	Entree Gold Corporation
Joseph Spiteri	Yes	No direct or indirect material relationship with Gammon	Marathon Gold Corporation
Gold

Notes:

1.

To be considered independent, a member of the Board of Directors must not have any direct or indirect “material relationship” with the Company. A “material relationship” is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. In addition, in order to be considered independent, a member of the Board of Directors must meet the NYSE definition of independence, which is comparable to the foregoing definition.

The Company has an independent chairperson, Colin Benner, whose primary responsibilities are:

52

2010 MANAGEMENT INFORMATION CIRCULAR

providing leadership to enhance Board effectiveness and is explicitly accountable for ensuring that the Board carries out its responsibilities effectively. This involves ensuring the following:

(i)

that the responsibilities of the Board of Directors, as outlined in the Company’s Board and Committee mandates and the Position Descriptions of the President & CEO, CFO and COO, are well understood by both the Directors and Management and that the boundaries between Directors and Management responsibilities are clearly understood and respected;

(ii) that the Board of Directors works as a cohesive team and providing the leadership essential to achieve this;

(iii) that the resources available to the Board (in particular timely and relevant information, as will be emphasized below) are adequate to support its work;

(iv) that a process is in place by which the effectiveness of the Board and its Committees is assessed on a regular basis; and

(v) that a process is in place by which the contribution of individual Directors to the effectiveness of the Board and Committees is assessed on a regular basis.

thinking, acting and voting independently from the CEO and other members of Management.

ensuring that relationships between the Board and Management are conducted in a professional and constructive manner.

Serving as the “hub” of all Board of Directors activity and providing effective board leadership, overseeing all aspects of its direction and administration and ensuring that the Company’s Board of Directors is building a healthy corporate governance culture.

ensuring the Board of Director’s discharge of its principal areas of responsibilities as articulated in the Board mandate.

adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including Committee structure and composition, agenda setting, scheduling and management of meetings.

overseeing the mandate, structure, membership and composition of Committees and the work delegated to such Committees.

recruiting, in conjunction with the Nominating and Corporate Governance Committee members, prospective Directors and recommends such candidates for membership to the full Board of Directors.

alloting sufficient time during Board of Directors meetings for serious discussion of agenda items and relevant issues of importance to Directors.

encouraging outside Directors to ask questions and express viewpoints during Board of Directors meetings.

dealing effectively with dissent and works constructively towards achieving consensus and arriving at decisions.

facilitating effective communication between outside Directors and Management, both inside and outside of Board meetings.

ensuring that Directors are receiving information from Management that is high in quality, in the appropriate quantity, timely and in a convenient format.

having a very effective working relationship with the CEO and CFO.

representing the Company to its external stakeholders, such as shareholders, investors, strategic partners, creditors, customers, suppliers, the media, governments and the public generally.

serving as the external spokesperson for the Company, including managing relations effectively with stakeholders such as shareholders, investors, strategic partners, creditors, customers, suppliers, the media, governments and the public generally.

overseeing the administration of the annual Board, Committee and Director assessments.

participating in the orientation of new and continuing education of current Directors.

responding to potential conflict of interest situations.
53

2010 MANAGEMENT INFORMATION CIRCULAR

The following table sets out Board and Committee attendance for all Directors as at December 31, 2010:

Nominating &
Corporate
		Audit	Compensation	Governance	Sustainability
Director	Board(7)	Committee	Committee	Committee	Committee
Colin Benner(1)	12 of 12 (100%)	-	-	-	-
Terrence Cooper(2)	13 of 13 (100%)	6 of 6 (100%)	2 of 2 (100%)	3 of 3 (100%)	-
Richard Colterjohn(3)	11 of 12 (92%)	6 of 6 (100%)	-	2 of 2 (100%)	-
Alan Edwards(4)	10 of 10 (100%)	-	2 of 2 (100%)	-	1 of 1 (100%)
Joseph Spiteri(5)	10 of 10 (100%)	-	-	-	1 of 1 (100%)
René Marion	13 of 13 (100%)	-	-	-	4 of 4 (100%)
Luis Chavez	12 of 13 (92%)	-	-	-	-
George Elliott(6)	13 of 13 (100%)	1 of 1 (100%)	4 of 4 (100%)	3 of 3 (100%)	3 of 3 (100%)
Ronald Smith	12 of 13 (92%)	6 of 6 (100%)	4 of 4 (100%)	-	-

Notes:

1.	Mr. Benner was appointed Chairman of the Board on April 12, 2010, and has attended all Board meetings since his appointment.

2.	Mr. Cooper joined the Audit Committee on May 13, 2010 and attended all meeting since he joined the Committee and served on the Compensation Committee until May 13, 2010.

3.

Mr. Colterjohn was appointed a Director of the Board, member of the Nominating & Corporate Governance Committee and Audit Committee on April 12, 2010, and has only missed one Board meeting and no Committee meetings since his appointment.

4.

Mr. Edwards was appointed a Director of the Board, chair of Sustainability Committee and member of the Compensation Committee on May 13, 2010, and has attended all Board & Committee meetings since his appointment.

5.	Mr. Spiteri was appointed a Director of the Board, member of Sustainability Committee on May 13, 2010, and has attended all Board & Committee meetings since his appointment.

6.	Mr. Elliott served on the Sustainability Committee and Audit Committee until May 13, 2010.

7.

The Board of Directors meets at least once each calendar quarter. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the year ended December 31, 2010, the Board of Directors met thirteen (13) times.

Meetings Without Management

The Board and its Committees met without non-independent Directors and members of Management during 2010. The number of meetings without non-independent Directors and members of Management is detailed below:

Meetings Without Management
Board	5 of 5 (regularly scheduled meetings)
Audit Committee	5 of 5 (regularly scheduled meetings)
Compensation Committee	4 of 4
Nominating & Corporate Governance Committee	3 of 3

MANDATE OF THE BOARD OF DIRECTORS

The duties and responsibilities of the Board of Directors are:

  to supervise the Management of the business and affairs of the Company; and

  to act with a view towards the best interests of the Company.

In discharging its mandate, the Board of Directors is responsible for the oversight and review of the development of, among other things, the following matters:

  the strategic planning process of the Company;

  identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

  succession planning, including appointing, training and monitoring senior Management;

54

2010 MANAGEMENT INFORMATION CIRCULAR

  a communications policy for the Company to facilitate communications with investors and other interested parties; and

  the integrity of the Company’s internal control and Management information systems.

The Board of Directors also has the mandate to assess the effectiveness of the Board of Directors as a whole, its Committees and the contribution of individual Directors.

POSITION DESCRIPTIONS

The Board of Directors has developed written position descriptions for the Chairman, the President & Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer.

EXPECTATIONS OF MANAGEMENT

The Board of Directors has charged Management with responsibility for the efficient management of the business and affairs of the Company and the identification and proposal of initiatives for the Company to secure opportunities as they arise. In order for the Board of Directors to effectively carry out its mandate, it regularly assesses the abilities of, and communicates those assessments to, Management.

The Board of Directors recognizes the value of direct input from Management as it serves to assist the Board of Directors in its deliberations. Where appropriate, members of Management are invited to attend meetings of the Board of Directors to provide their input on various matters.

In addition to those matters which, by law, must be approved by the Board of Directors, the approval of the Board is also required for:

  the Company’s annual business plan and budget;

  major acquisitions or dispositions by the Company; and

  transactions which are outside of the Company’s existing business.

To ensure the Directors exercise independent judgment in considering transactions and agreements in which a Director or officer has a material interest, all such matters are considered and approved by the Independent Directors.

The Company believes that it has adopted corporate governance procedures and policies which encourage ethical behaviour by the Company’s Directors, officers and employees.

DIRECTOR NOMINATION PROCESS

The Board of Directors of Gammon Gold continually seeks to identify new Board candidates that could assist the Company through mining, financial, strategic and public company experience. The identification and recruitment process is carried out informally through business and industry contacts of the Company’s Directors and officers. The President & Chief Executive Officer, the Nominating & Corporate Governance Committee or other members of the Directors identify the need to add new Board members, with careful consideration of the mix of qualifications, skills and experience represented on the Directors. selected members of Management and the Directors interview prospective candidates. The Nominating & Corporate Governance Committee recommends the nominee based on its discussions with Management and other members of the Board and seeks full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the Company’s Shareholders.

The Directors of the Company have determined that Directors should possess the following minimum qualifications:

i.	the highest personal and professional ethics, integrity and values;

ii.	commitment to representing the long term interest of the shareholders;

iii.	broad experience at the policy-making level in finance, business, government, education, technology or public interest; and

55

2010 MANAGEMENT INFORMATION CIRCULAR

iv.

sufficient time to effectively fulfill duties as a Board member. The Nominating & Corporate Governance Committee considers any candidates submitted by a shareholder on the same basis as any other candidate.

Any shareholder proposing a nomination should submit such candidate’s name, along with curriculum vitae or other summary of qualifications, experience and skills, by mail to the Company, 1701 Hollis Street, PO Box 2067, Halifax, Nova Scotia, B3J 2Z1, or by email, info@gammongold.com.

ORIENTATION AND CONTINUING EDUCATION

Management provides new Directors with an overview of their role as a member of the Board and its Committees, and the nature and operation of the Company’s business and affairs. New Directors also have the opportunity to discuss the Company’s affairs with legal counsel and the representatives of the Company’s external auditors. New Directors are also provided with opportunities to visit the mine sites and are invited to have discussions with the Company’s operating personnel.

Continuing education for Directors is provided through provision of literature regarding current developments, when available. The President & Chief Executive Officer of the Company takes primary responsibility for the orientation and continuing education of Directors and officers.

RETIREMENT AGE

The Company does not have a retirement policy for the Directors of the Board.

CODE OF CONDUCT

The Directors of the Company has adopted a written code for the Directors, officers, employees and consultants of the Company. The Corporate Code of Conduct is available on the Company’s website, www.gammongold.com. Gammon Gold’s Directors and Audit Committee are responsible for ensuring compliance with the Company’s Code of Conduct. Gammon Gold is not aware of any departures from the Code of Conduct during the year ended December 31, 2010. The Company’s Directors review and approve updates to the Corporate Code of Conduct, which is redistributed to Directors, officers, employees and consultants for signing on an annual basis.

BOARD EFFECTIVENESS

In 2009, the Company established an assessment process to determine the effectiveness of the Board, its Committees and the individual Directors. This assessment is conducted annually by a confidential survey prepared and administered by a third party, where the Board and its Committees are assessed as a whole. The Company discloses Director Attendance at Board and Committee meetings each year in its Management Information Circular.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has four (4) standing Committees:

  the Audit Committee;

  the Nominating & Corporate Governance Committee;

  the Compensation Committee; and

  the Sustainability Committee.

From time to time, when appropriate, ad hoc Committees of the Directors are appointed by the Board of Directors.

Audit Committee

The Audit Committee of the Company’s Board of Directors is principally responsible for:

a)

recommending to the Company’s Board of Directors the external auditor to be nominated for election by the Company’s shareholders at each Annual Meeting and negotiating the compensation of such external auditor;

b)	overseeing the work of the external auditor;

56

2010 MANAGEMENT INFORMATION CIRCULAR

c)

reviewing the Company’s annual and interim financial statements, Management’s Discussion and Analysis and press releases regarding earnings before they are reviewed and approved by the Board of Directors of the Company and publicly disseminated by the Company;

d)

reviewing the Company’s financial reporting procedures to ensure adequate procedures are in place for the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph;

e)	monitoring of principal risks that could impact financial reporting;

f)	the system of internal control for financial reporting; and

g)	monitoring the effectiveness of the Company’s disclosure controls and procedures;

During fiscal 2010, the Audit Committee met seven (7) times.

The purposes of the Audit Committee are to assist the Board of Directors’ oversight of:

  the integrity of Gammon Gold’s financial statements;

  Gammon Gold’s compliance with legal and regulatory requirements relating to financial disclosure;

  the qualifications and independence of Gammon Gold’s independent auditors; and

  the performance of the independent auditors and Gammon Gold’s internal audit function.

In accordance with NI 52-110, disclosure of audit fees and other matters related to the composition and operation of the Company’s Audit Committee is found in this section of the Annual Information Form of the Company.

The Audit Committee’s Mandate

The Board of Directors of the Company have adopted a mandate for the Audit Committee, which sets out the Committee’s mandate, organization, powers and responsibilities. The complete mandate is attached as Schedule “A” to this Management Information Circular.

Composition of the Audit Committee

The members of the Audit Committee are Ron Smith (Chair), Terrence Cooper and Richard Colterjohn. All of the members of the Audit Committee are independent and financially literate, as required by SEC Rule 10A-3, the NYSE Company Manual Section 303A.06 – Audit Committee, Section 303A.07 – Audit Committee Additional Requirements and NI 52-110.

Name of Member	Independent (1)	Financially Literate
(2)(3)
Ron Smith	Yes	Yes
Terrence Cooper	Yes	Yes
Richard Colterjohn	Yes	Yes

Notes:

1.

To be considered independent, a member of the Audit Committee must not have any direct or indirect “material relationship” with the Company. A “material relationship” is a relationship which could, in the view of the Board of Directors of the Company, be reasonably expected to interfere with the exercise of a member’s independent judgment. In addition, in order to be considered independent, a member of the Board of Directors of the Company must meet the SEC, NYSE and OSC definition of independence, which is comparable to the foregoing definition. Each member completes a Director Confirmation Form annually to update the Company on its independent status.

2.

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

3.

Each year, the members of the Audit Committee complete a Director Confirmation Form. It is in this document that each member provides annual updates on new financial programs or courses they have taken throughout the year to enhance their financial literacy experience.

Relevant Education and Experience

Each member of the Audit Committee of the Company has sufficient experience to provide (i) an understanding of the accounting principles used by the Company to prepare its financial statements, (ii) an ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions, (iii) experience in analyzing and evaluating financial statements of the breadth and complexity of issues reasonably expected to be raised by the Company’s financial statements, and (iv) an understanding of internal controls and procedures for financial reporting.

57

2010 MANAGEMENT INFORMATION CIRCULAR

  Mr. Smith brings over 20 years of practical financial and management experience, primarily in the financial, telecommunications and energy sectors, and is a Chartered Accountant.

  Mr. Cooper is a practicing crown attorney and litigation lawyer and has been practicing law for over 38 years, including employment with Legal Aid, the Government of Nova Scotia, and private practice.

  Mr. Colterjohn is a seasoned business leader with over 20 years of experience in the mining sector and corporate finance throughout a variety of industries.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor that was not adopted by the Company’s Board of Directors.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on any of the exemptions set out in section 2.4 (De Minimis Non-audit Services), Section 3.2 (Initial Public Offerings), Section 3.4 (Events Outside Control of Member), Section 3.5 (Death, Disability or Resignation of Audit Committee Member), in subsection 3.3(2) (Controlled Companies), in Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), or Section 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from this Instrument, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the section titled “Responsibilities” in the mandate of the Audit Committee attached hereto as Schedule “A”.

External Auditor Service Fees (By Category, in Canadian Dollars)

The following table discloses the fees charged to the Company by its external auditor during the fiscal year ended December 31, 2010 and the fiscal year ended December 31, 2009:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2010	$673,975	$Nil	$147,195	$Nil
December 31, 2009	$721,109	$Nil	$45,989	$Nil

Notes:

1.

The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements, statutory audits of the Company’s subsidiaries and services associated with the filing of prospectuses.

2.

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” column.

3.	The aggregate fees billed for tax compliance, tax advice and tax planning services.

Nominating & Corporate Governance Committee

During the year ended December 31, 2010, the Nominating & Corporate Governance Committee met three (3) times.

The purpose of the Nominating & Corporate Governance Committee is:

  to assist in identifying and recommendation of individuals to the Board of Directors for nomination as members of the Board of Directors and its Committees (other than the Nominating & Corporate Governance Committee);

  to review and set out recommendations for the remuneration of the Board of Directors of Gammon Gold; and

  to develop and recommend to the Board of Directors a set of corporate governance principles applicable to Gammon Gold.

58

2010 MANAGEMENT INFORMATION CIRCULAR

The Committee shall be advisory to the Board and, in such capacity, is responsible for:

a)	Proposing to the full Board new nominees to the Board of Directors;

b)	Implementing a process to assess the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual Board of Directors;

c)	Establishing an orientation and education program for new recruits to the Board;

d)	Examining the size of the Board and undertaking, where appropriate, a program to establish a Board size which facilitates effective decision-making;

e)	Reviewing the adequacy and form of compensation of the Board of Directors and ensuring the compensation realistically reflects the responsibilities and the risks involved in being a Director;

f)	Developing the Company’s approach to governance issues;

g)	Approving the “Statement of Corporate Governance Practices” contained in the Company’s Management Information Circular; and

h)

Annually reviewing and approving of the position descriptions of the Chairman, CEO, CFO, COO, Senior Director of Finance and Committee Chairs and the mandates of the Board of Directors, Nominating & Corporate Governance Committee, Compensation Committee, Sustainability Committee, and the Audit Committee.

Composition of the Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee is currently comprised of Terrence Cooper (Chair), George Elliott and Richard Colterjohn. Messrs. Cooper, Elliott and Colterjohn are unrelated and Independent Directors of the Board and therefore, a majority of the members of the Nominating & Corporate Governance Committee are independent of Management of the Company.

Compensation Committee

During the year ended December 31, 2010, the Compensation Committee met four (4) times.

The purposes of the Compensation Committee are to make recommendations to the Board of Directors relating to the remuneration of:

  the President, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of Gammon Gold; and

  members of Senior Management of Gammon Gold.

The Compensation Committee has the authority to:

  conduct or authorize research or investigation into any matter within the scope of its mandate or responsibility; and

  at the Company’s expense, retain independent consultants or others to advise the Compensation Committee.

The mandate and administrative responsibility of this Committee is to:

a)	review and approve overall policies in respect of senior and executive Management’s compensation. Such activities shall be primarily focused upon:

base annual salaries;

annual Management incentive programs;

long term Management incentive programs;

executive stock option plans;

executive Management pension plan arrangements;

executive Management health and life insurance benefits;

senior and executive Management prerequisites; and

diversity in the organization.

b)

provide advice to the senior and executive Management of the Company in relation to the terms and conditions of employment for senior and executive Management which are designed to achieve the growth and profitability objectives of the Company and secure such key employees’ long term organizational commitment;

59

2010 MANAGEMENT INFORMATION CIRCULAR

c)	monitor and review senior and executive Management training and development and succession planning, and provide advice as appropriate;

d)	review recommendations of senior and executive Management related to annual salary increases and incentive payments and ensure these are consistent with approved corporate policies and programs;

e)	review at least annually the investment performance, regulatory compliance, communication provided to employees and plan administration of any pension plans;

f)	review and approve the appointment of the Company’s officers;

g)

review and approve compensation disclosure contained in the Management Information Circular, including the Report on Executive Compensation, the Statement of Officers’ Compensation, Employment Agreements, Stock Option Plans, Retirement Plans and any executive and senior officers’ indebtedness;

h)	annually review the mandate of this Committee; and

i)	assume other assignments as delegated by the Board of Directors.

Composition of the Compensation Committee

The Compensation Committee is currently comprised of George Elliott (Chair), Alan Edwards and Ron Smith. Messrs. Elliott, Edwards and Smith are unrelated and independent members of the Board of Directors and therefore, a majority of the members of the Compensation Committee are independent of Management of the Company.

Sustainability Committee

During the year ended December 31, 2010, the Sustainability Committee met four (4) times.

The purpose of the Sustainability Committee is to monitor the implementation and Management of the Company’s policies relating to health, safety and environmental matters. In particular, the Sustainability Committee has the authority and responsibility for:

  undertaking a process to review all non-financial risks of the business and ensuring appropriate risk management techniques are in place. This will involve enquiry of management regarding how non-financial risks are managed as well as opinions from management and others regarding the degree of integrity of the non-financial risk mitigation strategies;

  reviewing and monitoring the environmental, health and safety policies and activities of the Company on behalf of the Board to ensure that the Company is in compliance with appropriate laws and legislation;

  reviewing monthly environmental, health and safety reports;

  reviewing, overseeing and approving the annual Sustainability Report;

  periodically reviewing environmental, health and safety response compliance issues and incidents to determine, on behalf of the Board, that the Company is taking all necessary action in respect of those matters and that the Company has been duly diligent in carrying out its responsibilities and activities in that regard;

  reviewing results of operational environment, health and safety audits and management’s activities to maintain appropriate internal and external environmental and safety audits;

  undertaking a process to review all non-financial risks of the business and ensuring appropriate risk management techniques are in place. This will involve enquiry of management regarding how non-financial risks are managed as well as opinions from management and others regarding the degree of integrity of the non-financial risk mitigation strategies;

  ensuring that principle areas of environmental, health and safety risk and impacts are identified and that sufficient resources are allocated to address these;

  reviewing community development and micro business initiatives;

  overseeing Ejidos and local stakeholder relations:

  ensuring that the Company’s Board of Directors are kept abreast of their duties and responsibilities related to the scope of this Committee;

  making visits, as individual members or as the Committee, to mine sites in order to become familiar with the nature of the operations, and to review relevant objectives, procedures and performance with respect to environment, health and safety;

  investigating, or cause to be investigated, any extraordinary negative environment, health and safety performance where appropriate;

60

2010 MANAGEMENT INFORMATION CIRCULAR

  the Committee Chair having the responsibility to make periodic reports to the Board, as requested, on environmental, health, safety and community development matters relative to the Company; and

  reporting the Committee’s discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

Composition of the Sustainability Committee

The Sustainability Committee is currently comprised of Alan Edwards (Chair), Joseph Spiteri and René Marion.

SHAREHOLDER COMMUNICATIONS

The Board of Directors of the Company has authorized the President & Chief Executive Officer to represent the Company in its communications with Shareholders and members of the investment community. In addition, the President and Chief Executive Officer and other members of Management meet regularly with investors and other interested parties to receive and respond to inquiries and comments. The Company seeks to ensure that all inquiries and concerns receive a complete and timely response from the appropriate member of Management.

The Board of Directors of the Company review the Company’s significant communications with investors and the public, including the Company’s Annual Information Form, Management’s Discussion & Analysis, Management Information Circular, annual audited financial statements and quarterly unaudited financial statements.

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

No Director, Executive Officer, holder of securities of more than 10% of any class of outstanding voting securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the following transactions, which were in the normal course of operations: The Company paid or has payable the following amounts to Board of Directors for services other than in their capacity as Board of Directors, and companies controlled by or related to Board of Directors (noted in US$):

	December 31	December 31	December 31
	2010	2009	2008
Production costs – labour(1)	$-	$25,796,510	$33,761,686
Mining interests – labour(1)	-	4,875,580	1,167,359
Production costs – consumables(2)	-	11,254,799	14,655,237
Capital assets(3)	-	-	94,350
	$-	$41,926,889	$35,642,674

Notes:

1.	The Company pays a third-party company owned by the brother of Mr. Fred George, a former Director of the Company, for the provision of workers in the Mexican operations at cost plus 6-10%.

2.

The Company pays two third-party companies owned by the father of Mr. Canek Rangel, a former Director of the Company, for the provision of lime, lubricant and fuel, the prices of which are regulated in Mexico.

3.	The Company paid a former Director, Mr. Canek Rangel and third party Company owned by the father of Mr. Canek Rangel, for the provision and construction of production and support facilities.

In September 2009, the Company announced the resignations of the two members of the Board of Directors involved in the above transactions. As a result, effective the date of their resignations, the above are no longer considered related party transactions.

Board of Directors and officers of the Company are entitled to hold management incentive stock options. For this purpose, the Company has adopted a Stock Option Plan for Board of Directors, officers, employees and consultants of the Company and its subsidiaries.

61

2010 MANAGEMENT INFORMATION CIRCULAR

INDEBTEDNESS OF DIRECTORS AND OFFICERS

During the year ended December 31, 2010, no Director or officer of the Company was indebted to the Company or any of its subsidiaries, nor did the Company or any of its subsidiaries guarantee the indebtedness of any Director or officer.

OTHER BUSINESS

The form of proxy accompanying this Circular confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of the Meeting or other matters which may properly come before the Meeting. Management of the Company knows of no matter to come before the meeting or of any amendment or variation to matters identified in the Notice of the Meeting, other than the matters referred to in the Notice of the Meeting. However, if matters not now known to Management should properly come before the Meeting, common shares represented by proxies solicited by Management will be voted on each such matter in accordance with the best judgment of the person voting such common shares.

ADDITIONAL INFORMATION

Additional information relating to the Company filed under its continuous disclosure obligations is available on SEDAR (the System for Electronic Document Analysis and Retrieval, which has been established by the Canadian Securities Administrators) at www.sedar.com. Financial information about the Company is provided in the Company’s audited comparative consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2010, which can be found on SEDAR and on the Company’s website at www.gammongold.com. This information is also filed with the Securities and Exchange Commission on EDGAR (the Electronic Data Gathering, Analysis, and Retrieval system) at www.sec.gov. Upon request to the Company, the Company will provide this information, without charge, to any Shareholder. Such written request should be directed to the attention of Gammon Gold Inc., 1701 Hollis Street, PO Box 2067, Halifax, Nova Scotia, B3J 2Z1.

BOARD OF DIRECTORS APPROVAL

The contents of this Management Information Circular and the sending thereof to the Shareholders of the Company have been approved by the Board of Directors of the Company.

DATED this 9th day of May, 2011.

/s/ Colin K. Benner
Colin K. Benner
Chairman of the Board

62

SCHEDULE "A"	AUDIT COMMITTEE CHARTER

The Audit Committee (hereinafter referred to as the “Committee”) has the responsibilities and duties as outlined below:

Mandate

To perform such duties as may be required by applicable legislation and regulations.
To assist the Board of Directors in fulfilling its oversight responsibilities for:
the integrity of the financial statements;
compliance with legal and regulatory requirements relating to financial disclosure;
the external auditors’ independence, performance and fees;
monitoring of principal risks that could impact financial reporting;
the system of internal control for financial reporting; and
monitoring the effectiveness of the Company’s disclosure controls and procedures.
To perform such other duties as may from time to time be assigned to the Audit Committee by the Board.

Composition

The Committee shall be composed of three or more Board of Directors, appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee. All members of the Committee shall not be an officer or employee of the Company. All members must be independent. Independence of the Board members will be defined with applicable legislation and at a minimum each Committee member shall have no direct or indirect relationship with the Company which in the view of the Board could reasonably interfere with the exercise of a member’s independent judgment except as otherwise permitted by applicable laws.

All members of the Audit Committee shall be financially literate (as defined by applicable legislation).

If an Audit Committee member ceases to be independent for reasons outside the member’s reasonable control, the member shall tender their resignation to the Chair of the Nominating and Corporate Governance Committee immediately upon the event which caused the member to not be independent. Any non-independent Board of Directors can participate with the Committee as observers.

Members are reappointed annually by the Board, with such appointments to take effect immediately following the Annual General Meeting of Shareholders. Members shall hold office until the earlier of the time which their successors are appointed or they cease to be Board of Directors of the Company. Vacancies of members of the Audit Committee may be filled for the remainder of the current term of appointment by the Board, upon recommendation of the Nominating and Corporate Governance Committee.

Authority

The Committee has authority to:

1.	Conduct or authorize investigations into any matters within its scope of responsibility.

2.	Appoint, compensate, and oversee the work of any registered public accounting firm employed by the organization.

3.

At the Company’s expense, as determined by the Committee, retain independent counsel, accountants, or others to advise the Committee or assist in carrying out its duties or assist in the conduct of an investigation.

4.	Meet with management, external auditors, or outside counsel, as necessary.

5.	Call a meeting of the Board to consider any matter of concern to the Audit Committee.

Meetings

Meetings of the Audit Committee may be called by:

  The Chair

  Any member of the Audit Committee

  The external auditor

SCHEDULE "A"	AUDIT COMMITTEE CHARTER

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.

A quorum for meetings shall be the majority of the members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other.

2.	The Committee shall meet quarterly or more frequently as circumstances dictate.

3.

Notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting, provided however, that a member may in any matter waive a notice of meeting. Attendance of a member at a meeting is a waiver of notice of meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

The external auditors shall be invited to attend and be heard at every Audit Committee meeting, and have the opportunity to discuss matters with the Audit Committee without the presence of management at each meeting. The Audit Committee will meet in-camera with the external auditors at each meeting. The Secretary of the Company shall act as Secretary of the Audit Committee and minutes of the Audit Committee shall be recorded and maintained by the Secretary.

Responsibilities

1.	As required by the Board, the external auditor reports directly to the Audit Committee.

2.	The Audit Committee must recommend to the Board of Directors:

a.	the external auditor to be nominated for purposes of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

b.	the compensation of the external auditor.

3.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing the Auditor’s Report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

4.

The Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor. The Audit Committee has delegated to the Chair of the Committee the authority to pre-approve the non-audit services, with such pre-approval presented to the Audit Committee at the next scheduled Audit Committee meeting following such pre-approval.

De minimis non-audit services satisfy the pre-approval requirement provided:

a.

the aggregate amount of all these non-audit services that were not pre-approved is reasonably expected to constitute no more that 5% of the total audit fees paid by the Company and its subsidiaries to the Company’s external auditor during the fiscal year in which the services are provided;

b.	the Company or subsidiaries of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c.

the services are promptly brought to the attention of the Audit Committee of the Company and approved, prior to the completion of the audit, by the Audit Committee, who has been granted authority to pre-approve non-audit engagements.

The Audit Committee has instructed management that, to obtain pre-approval, management must detail the work to be performed by the external auditor and obtain the assurance from the external auditor that the proposed work does not impair their independence.

SCHEDULE "A"	AUDIT COMMITTEE CHARTER

5.

The Audit Committee reviews and recommends to the Board approval of the Company’s financial statements, MD&A and related annual and interim press releases prior to the disclosure of this information. It also ensures that adequate procedures are in place for the review of financial information extracted or derived from the Company’s financial statements, contained in the Company’s other financial disclosures and must periodically assess the adequacy of those procedures.

6.	The Audit Committee must establish procedures for:

a.	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and

b.	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

7.	The Audit Committee must review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

8.

The Audit Committee shall undertake a process to review all financial risks of the business and ensuring appropriate risk management techniques are in place. This will involve enquiry of management regarding how financial risks are managed as well as opinions from management and others regarding the degree of integrity of the financial risk mitigation strategies.

9.	The Audit Committee shall report to the Board on the proceedings of each Audit Committee meeting and on the Audit Company’s recommendations at the next regularly scheduled Board meeting.

10.	The Audit Committee shall review the National Instrument 52-110 – Audit Committees disclosure required in the Company’s Annual Inform

SCHEDULE "B"	DISSENT RIGHTS UNDER THE BUSINESS CORPORATIONS ACT (QUEBEC)

CHAPTER XIV
RIGHT TO DEMAND REPURCHASE OF SHARES
DIVISION I
GENERAL PROVISIONS

§ 1. — Conditions giving rise to right

372. The adoption of any of the resolutions listed below confers on a shareholder the right to demand that the corporation repurchase all of the person's shares if the person exercised all the voting rights carried by those shares against the resolution:

1)	an ordinary resolution authorizing the corporation to carry out a squeeze-out transaction;

2)	a special resolution authorizing an amendment to the articles to add, change or remove a restriction on the corporation's business activity or on the transfer of the corporation's shares;

3)	a special resolution authorizing an alienation of corporation property if, as a result of the alienation, the corporation is unable to retain a significant part of its business activity;

4)	a special resolution authorizing the corporation to permit the alienation of property of its subsidiary;

5)	a special resolution approving an amalgamation agreement;

6)	a special resolution authorizing the continuance of the corporation under the laws of a jurisdiction other than Québec; or

7)

a resolution by which consent to the dissolution of the corporation is withdrawn if, as a result of the alienation of property begun during the liquidation of the corporation, the corporation is unable to retain a significant part of its business activity.

The adoption of a resolution referred to in any of subparagraphs 3 to 7 of the first paragraph confers on a shareholder whose shares do not carry voting rights the right to demand that the corporation repurchase all of the person's shares.

373. The adoption of a special resolution described in section 191 confers on a shareholder holding shares of the class or series specified in that section the right to demand that the corporation repurchase all of the person's shares of that class or series. That right is subject to the shareholder having exercised all the person's available voting rights against the adoption and approval of the special resolution.

That right also exists if all the shares held by the shareholders are of the same class; in that case, the right is subject to the shareholder having exercised all of the person's available voting rights against the adoption of the special resolution.

373.1. Despite section 93, non fully paid shares also confer the right to demand a repurchase.

374. The right to demand a repurchase conferred by the adoption of a resolution is subject to the corporation carrying out the action approved by the resolution.

375. A notice of a shareholders meeting at which a special resolution that could confer the right to demand a repurchase may be adopted must mention that fact.

The action approved by the resolution is not invalidated solely because of the absence of such a mention in the notice of meeting.

Moreover, if the meeting is called to adopt a resolution described in section 191 or in any of subparagraphs 3 to 7 of the first paragraph of section 372, the corporation notifies the shareholders whose shares do not carry voting rights of the possible adoption of a resolution that could give rise to the right to demand a repurchase of shares.

§ 2. — Conditions for exercise of right and terms of repurchase

I. — Prior notices

376. Shareholders intending to exercise the right to demand the repurchase of their shares must so inform the corporation; otherwise, they are deemed to renounce their right, subject to Division II.

To inform the corporation of the intention to exercise the right to demand the repurchase of shares, a shareholder must send a notice to the corporation before the shareholders meeting or advise the chair of the meeting during the meeting. In the case of a shareholder described in the second paragraph of section 372 none of whose shares carry voting rights, the notice must be sent to the corporation not later than 48 hours before the shareholders meeting.

SCHEDULE "B"	DISSENT RIGHTS UNDER THE BUSINESS CORPORATIONS ACT (QUEBEC)

377. As soon as a corporation takes the action approved by a resolution giving rise to the right to demand a repurchase of shares, it must give notice to all shareholders who informed the corporation of their intention to exercise that right.

The repurchase notice must mention the repurchase price offered by the corporation for the shares held by each shareholder and explain how the price was determined.

If the corporation is unable to pay the full redemption price offered because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due, the repurchase notice must mention that fact and indicate the maximum amount of the price offered the corporation will legally be able to pay.

378. The repurchase price is the fair value of the shares as of the close of the offices of the corporation on the day before the resolution conferring the right to demand a repurchase is adopted.

When the action approved by the resolution is taken following a take-over bid with respect to all the shares of a class of shares issued by a corporation that is a reporting issuer and the bid is closed within 120 days before the resolution is adopted, the repurchase price may be determined to be the fair value of the shares on the day before the take-over bid closed if the offeror informed the shareholders, on making the take-over bid, that the action would be submitted to shareholder authorization or approval.

379. The repurchase price of all shares of the same class or series must be the same, regardless of the shareholder holding them.

However, in the case of a shareholder holding non-fully paid shares, the corporation must subtract the unpaid portion of the shares from the repurchase price offered or, if it cannot pay the full repurchase price offered, the maximum amount that it can legally pay for those shares.

The repurchase notice must mention the subtraction and show the amount that can be paid to the shareholder.

380. Within 30 days after receiving a repurchase notice, shareholders must confirm to the corporation that they wish to exercise their right to demand a repurchase. Otherwise, they are deemed to have renounced their right.

The confirmation may not be limited to only part of the repurchasable shares. It does not affect a shareholder's right to demand an increase in the repurchase price offered.

II. — Payment of repurchase price

381. A corporation must pay the offered repurchase price to all shareholders who confirmed their decision to exercise their right to demand the repurchase of their shares within 10 days after such confirmation.

However, a corporation that is unable to pay the full repurchase price offered because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due is only required to pay the maximum amount it may legally pay the shareholders. In that case, the shareholders remain creditors of the corporation for the unpaid balance of the repurchase price and are entitled to be paid as soon as the corporation is legally able to do so or, in the event of the liquidation of the corporation, are entitled to be collocated after the other creditors but by preference over the other shareholders.

III. — Increase in repurchase price

382. To contest a corporation's appraisal of the fair value of their shares, shareholders must notify the corporation within the time given to confirm their decision to exercise their right to demand a repurchase.

Such contestation is a confirmation of a shareholder's decision to exercise the right to demand a repurchase.

383. A corporation may increase the repurchase price offered within 30 days after receiving a notice of contestation.

The increase in the repurchase price of the shares of the same class or series must be the same, regardless the shareholder holding them.

384. If a corporation does not follow up on a shareholder's contestation within 30 days after receiving a notice of contestation, the shareholder may ask the court to determine the increase in the repurchase price. The same applies when a shareholder contests the increase in the repurchase price offered by the corporation.

The shareholder must, however, make the application not less than 90 days after receiving the repurchase notice.

385. As soon as an application is filed under section 384, it must be notified by the corporation to all the other shareholders who are still contesting the appraisal of the fair value of their shares or the increase in the repurchase price offered by the corporation. 386. All shareholders to whom the corporation notified the application are bound by the court judgment.

SCHEDULE "B"	DISSENT RIGHTS UNDER THE BUSINESS CORPORATIONS ACT (QUEBEC)

387. The court may entrust the appraisal of the fair value of the shares to an expert.

388. The corporation must, without delay, pay the increase in the repurchase price to all shareholders who did not contest the increase offered. It must pay the increase determined by the court to all shareholders who, under section 386, are bound by the court judgment, within 10 days after the judgment.

However, a corporation that is unable to pay the full increase in the repurchase price because there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due is only required to pay the maximum amount it may legally pay the shareholders. In such a case, the shareholders remain creditors of the corporation for the unpaid balance of the repurchase price and are entitled to be paid as soon as the corporation is legally able to do so or, in the event of the liquidation of the corporation, are entitled to be collocated after the other creditors but by preference over the other shareholders.

DIVISION II
SPECIAL PROVISIONS FOLLOWING FAILURE TO NOTIFY SHAREHOLDERS

389. If shareholders were unable to inform the corporation of their intention to exercise the right to demand the repurchase of their shares within the period prescribed by section 376 because the corporation failed to notify them of the possible adoption of a resolution giving rise to that demand, they may demand the repurchase of their shares as though they had informed the corporation and had voted against the resolution.

Shareholders entitled to vote may not exercise the right to demand the repurchase of their shares if they voted in favour of the resolution or were present at the meeting but abstained from voting on the resolution.

A shareholder is presumed to have been notified of the proposed adoption of the resolution if notice of the shareholders meeting was sent to the address entered in the security register for that shareholder.

390. A shareholder must demand the repurchase of shares within 30 days after becoming aware that the action approved by the resolution conferring the right to demand a repurchase has been taken.

However, the repurchase demand may not be made later than 90 days after that action is taken.

391. As soon as the corporation receives a repurchase demand, it must notify the shareholder of the repurchase price it is offering for the shareholder's shares.

The repurchase price offered for the shares of a class or series must be the same as that offered to shareholders, if any, who exercised their right to demand a repurchase after informing the corporation of their intention to do so in accordance with Division I.

392. The corporation may not pay the repurchase price offered to the shareholder if such payment would make it unable to pay the maximum amount mentioned in the repurchase notice sent to the shareholders who informed the corporation, in accordance with section 376, of their intention to exercise their right to demand the repurchase of their shares.

If the corporation cannot pay to the shareholder the full amount offered to the shareholder, the directors are solidarily liable for payment to the shareholder of the sums needed to complete the payment of that amount. The directors are subrogated to the shareholder's rights against the corporation, up to the sums they have paid.

DIVISION III
SPECIAL PROVISIONS WITH RESPECT TO BENEFICIARY

393. A beneficiary who may give instructions to a shareholder as to the exercise of rights attaching to a share has the right to demand the repurchase of that share as though the beneficiary were a shareholder; however, the beneficiary may only exercise that right by giving instructions for that purpose to the shareholder.

The beneficiary's instructions must allow the shareholder to exercise the right in accordance with this chapter.

394. A shareholder is required to notify the beneficiary of the calling of any shareholders meeting at which a resolution that could give rise to the right to demand a repurchase may be adopted, specifying that the beneficiary may exercise that right as though the beneficiary were a shareholder.

The shareholder is presumed to have fulfilled that obligation if the beneficiary is notified in accordance with any applicable regulations under the Securities Act (chapter V-1.1) .

395. A shareholder must inform the corporation of the identity of a beneficiary who intends to demand the repurchase of shares, and of the number of shares to be repurchased, within the period prescribed by section 376.

SCHEDULE "B"	DISSENT RIGHTS UNDER THE BUSINESS CORPORATIONS ACT (QUEBEC)

396. A shareholder who demands the repurchase of shares in accordance with the instructions of a beneficiary may demand the repurchase of part of the shares to which that right is attached.

397. The beneficiary's claim with respect to shares for which the full repurchase price could not be paid, as well as the other rights granted to a beneficiary under this chapter, may be exercised directly against the corporation.

Likewise, after the repurchase price has been fully paid, the rights granted to a beneficiary under this chapter regarding an increase in the repurchase price may be exercised directly against the corporation.

SCHEDULE “C”	ARTICLES OF CONTINUANCE

1

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

ARTICLES OF CONTINUANCE
STATUTS DE MAINTIEN

Form 6
Business Corporations Act

Formule 6
Loi sur les sociétés par actions

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

OR AURICO INC. /
AURICO GOLD INC.

2. The corporation is to be continued under the name (if different from 1):
Nouvelle dénomination sociale de la société (si elle différente de celle inscrite ci-dessus) :

OR AURICO INC. /
AURICO GOLD INC.

3. Name of jurisdiction the corporation is leaving: / *Nom du territoire (province ou territoire, État ou pays) que quitte la société :*

Quebec
Name of jurisdiction / *Nom du territoire*

4. Date of incorporation/amalgamation: / *Date de la constitution ou de la fusion :*

1986/02/25
Year, Month, Année / *année, mois, jour*

5. The address of the registered office is: / *Adresse du siège social en :*

320 Bay Street, Suite 1520
Street & Number or R.R. Number & if Multi-Office Building give Room No.
Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau

Toronto — ONTARIO — M5H 4A6
Name of Municipality or Post Office / *Nom de la municipalité ou du bureau de poste* — Postal Code/*Code postal*

07171E (06/2007)

C-1

SCHEDULE “C”	ARTICLES OF CONTINUANCE

2

6. Number of directors is/are: *Nombre d'administrateurs :*

Fixed number *Nombre fixe*		**OR** minimum and maximum **OU** *minimum et maximum*	3	9

7. The director(s) is/are: / Administrateur(s) : First name, middle names and surname *Prénom, autres prénoms et nom de famille*	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code *Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal*	Resident Canadian State 'Yes' or 'No' *Résident canadien Oui/Non*
Please see page 2A		

8. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. *Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la société.*

None

07171E (06/2007)

C-2

SCHEDULE “C”	ARTICLES OF CONTINUANCE

Page 2A

7. The director(s) is/are: / Administrateur(s) :

First name, middle names and surname Prénom, autres prénoms et nom de famille	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal	Resident Canadian State 'Yes' or 'No' Résident canadien Oui/Non
Colin Benner	c/o 320 Bay Street Suite 1520 Toronto, Ontario M5H 4A6	Yes
Ronald Smith	c/o 320 Bay Street Suite 1520 Toronto, Ontario M5H 4A6	Yes
René Marion	c/o 320 Bay Street Suite 1520 Toronto, Ontario M5H 4A6	Yes
Luis Chavez	c/o 320 Bay Street Suite 1520 Toronto, Ontario M5H 4A6	No
George Elliott	c/o 320 Bay Street Suite 1520 Toronto, Ontario M5H 4A6	Yes
Terrence Cooper	c/o 320 Bay Street Suite 1520 Toronto, Ontario M5H 4A6	Yes
Richard Colterjohn	c/o 320 Bay Street Suite 1520 Toronto, Ontario M5H 4A6	Yes
Alan R. Edwards	c/o 320 Bay Street Suite 1520 Toronto, Ontario M5H 4A6	No
Joseph Spiteri	c/o 320 Bay Street Suite 1520 Toronto, Ontario M5H 4A6	Yes

C-3

SCHEDULE “C”	ARTICLES OF CONTINUANCE

3

9. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre :

The Corporation is authorized to issue an unlimited number of common shares without nominal or par value.

07171E (06/2007)

C-4

SCHEDULE “C”	ARTICLES OF CONTINUANCE

4

10. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :

The rights, privileges, restrictions and conditions attaching to the common shares are as follows:

(a) Voting - Holders of common shares shall be entitled to receive notice of, attend and vote at any meetings of the shareholders of the Corporation, except meetings at which only holders of another particular class of shares of the Corporation may vote. Each common share shall entitle the holder thereof to one vote.

(b) Dividends - The holders of the common shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the Board of Directors out of the moneys of the Corporation properly applicable to the payment of dividends, such non-cumulative dividends as the Board of Directors may from time to time declare.

(c) Liquidation, Dissolution or Winding-Up - In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, holders of common shares shall be entitled to share equally, share for share, in the remaining property of the Corporation.

07171E (06/2007)

C-5

SCHEDULE “C”	ARTICLES OF CONTINUANCE

5

11. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes :

None.

07171E (06/2007)

C-6

SCHEDULE “C”	ARTICLES OF CONTINUANCE

6

12. Other provisions, (if any):
Autres dispositions s'il y a lieu :

None.

07171 (05/2007)

C-7

SCHEDULE “C”	ARTICLES OF CONTINUANCE

7

13. The corporation has complied with subsection 180(3) of the *Business Corporations Act*.
La société s'est conformée au paragraphe 180(3, de la Loi sur les sociétés par actions.

14. The continuation of the corporation under the laws of the Province of Ontario has been properly authorized under the laws of the jurisdiction in which the corporation was incorporated/amalgamated or previously continued on
Le maintien de la société en vertu des lois de la province de l'Ontario a été dûment autorisé en vertu des lois de l'autorité législative sous le régime de laquelle la société a été constituée ou fusionnée ou antérieurement maintenue le

***

Year, Month, Day
année, mois, jour

15. The corporation is to be continued under the *Business Corporations Act* to the same extent as if it had been incorporated thereunder.
Le maintien de la société en vertu de la Loi sur les sociétés par actions a le même effet que si la société avait été constituée en vertu de cette loi.

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

Or AuRico Inc. / AuRico Gold Inc.

Name of Corporation / *Dénomination sociale de la société*

By/Par

Signature / *Signature*

Rene Marion

Print name of signatory / *Nom du signataire en lettres moulées*

Chief Executive Officer

Description of Office / *Fonction*

These articles **must** be signed by a director or **officer** of the corporation (e.g. president, secretary)
Ces statuts doivent être signés par un administrateur ou un dirigeant de la société (p. ex. : président, secrétaire).

07171E (06/2007)

C-8

SCHEDULE “D”	BY-LAW NO. 1 OF THE CORPORATION – NEW BY-LAWS

BY-LAW NUMBER 1
A BY-LAW RELATING TO THE BUSINESS AND AFFAIRS OF
AURICO GOLD INC. / OR AURICO INC.

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this by-law:

“Act” means the Business Corporations Act (Ontario) and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, as amended from time to time;

“articles” means the articles, as that term is defined in the Act, of the Corporation;

“auditor” means the auditor of the Corporation;
“board” means the board of directors of the Corporation;
“by-law” means a by-law of the Corporation;

“Corporation” means the corporation incorporated under the Company Act (Québec) on February 25, 1986 and continued under the Act on <*>, 2011 under the name “AuRico Gold Inc. / Or AuRico Inc.”;

“director” means a director of the Corporation;

“officer” means an officer of the Corporation, and reference to any specific officer is to the individual holding that office of the Corporation;

“person” means an individual, body corporate, partnership, joint venture, trust, unincorporated organization, association, the Crown or any agency or instrumentality thereof, or any entity recognized by law;

“proxyholder” means an individual holding a valid proxy for a shareholder;

“resident Canadian” has the meaning ascribed to that phrase in the Act;

“shareholder” means a shareholder of the Corporation;

“telephonic or electronic means” means telephone calls or messages, facsimile messages, electronic mail, transmission of data or information through automated touch-tone telephone systems, transmission of data or information through computer networks, any other similar means or any other means prescribed by the Act; and

“voting person” means, in respect of a meeting of shareholders, an individual who is either a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

1.2	Number, Gender and Headings

In this by-law, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this by-law and its division into articles, sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law.

SCHEDULE “D”	BY-LAW NO. 1 OF THE CORPORATION – NEW BY-LAWS

1.3	By- Law Subordinate to Other Documents

This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

1.4	Computation of Time

The computation of time and any period of days shall be determined in accordance with the Act.

ARTICLE 2
DIRECTORS

2.1	Notice of Meeting

Any director or the president may call a meeting of the board by giving notice stating the date, time and place of the meeting to each of the directors other than the director giving that notice. Notices sent by delivery or by telephonic or electronic means shall be sent no less than 48 hours before the time of the meeting. Notices sent by mail shall be sent no less than 5 days before the day of the meeting.

The board may appoint, by resolution, dates, time and places for meetings of the board. A copy of any such resolution shall be sent to each director forthwith after being passed, but no other notice is required for any such meeting except as the Act may specifically require.

2.2	Meetings Without Notice

A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.

2.3	Place of Meeting

A meeting of the board may be held at any place within or outside Ontario, and no such meeting need be held at a place within Canada.

2.4	No Notice to Newly Appointed Director

An individual need not be given notice of the meeting at which that individual is appointed by the other directors to fill a vacancy on the board, if that individual is present at that meeting.

2.5	Quorum for Board Meetings

If there are 3, 4 or 5 directors, a majority of the directors constitute a quorum at a meeting of the board. Otherwise, such a quorum consists of the next whole number not less than two fifths (2/5) of the number of directors. In this section, the “number of directors” is either:

(a)	the number of directors specified in the articles; or

(b)

if a minimum and maximum number of directors is provided for in the articles, the number determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the directors, or if no such resolution has been passed, the number of directors named in the articles.

2.6	Chairman of Board Meetings

The chairman of a meeting of the board must be a director present at the meeting who consents to preside as chairman. The first-mentioned of the chairman of the board, the managing director or the president who so qualifies shall preside as chairman of the meeting. If none of them is so qualified, the directors present at the meeting shall choose a director to preside as chairman of the meeting.

SCHEDULE “D”	BY-LAW NO. 1 OF THE CORPORATION – NEW BY-LAWS

2.1	Notice of Meeting

2.7 Votes at Board Meetings

Each director present at a meeting of the board shall have 1 vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority vote. The chairman of the meeting shall not have a second or casting vote.

2.1	Notice of Meeting

.8 Officers

Each officer shall hold office during the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation.

ARTICLE 3
MEETINGS OF SHAREHOLDERS

3.1	Notice of Shareholders’ Meetings

The board may call a meeting of shareholders by causing notice of the date, time and place of the meeting to be sent to each shareholder entitled to vote at the meeting, each director and the auditor. Such notice shall be sent no less than 21 days and no more than 50 days before the meeting, if the Corporation is an offering corporation (as defined in the Act), or no less than 10 days and no more than 50 days before the meeting if the Corporation is not an offering corporation.

3.2	Quorum at Meetings of Shareholders

If the Corporation has only 1 shareholder entitled to vote at a meeting of shareholders, that shareholder constitutes a quorum. Otherwise, any 2 voting persons present shall constitute a quorum, but only to appoint a chairman and adjourn the meeting. For all other purposes, a quorum consists of at least 2 voting persons present and authorized to vote at that meeting.

3.3	Chairman’s Vote

The chairman of any meeting of shareholders shall not have a second or casting vote.

3.4	Voting

Unless the chairman of a meeting of shareholders directs a ballot, or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person has 1 vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect.

3.5	Scrutineers

The chairman of a meeting of shareholders may appoint for that meeting one or more scrutineers, who need not be voting persons.

3.6	Who May Attend Shareholders’ Meeting

The only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and, if any, the chairman, the managing director and the President, as well as others permitted by the chairman of the meeting.

3.7	Meeting by Telephonic or Electronic Means

A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the purposes of the Act to be present at the meeting.

SCHEDULE “D”	BY-LAW NO. 1 OF THE CORPORATION – NEW BY-LAWS

ARTICLE 4
SECURITY CERTIFICATES, PAYMENTS

4.1	Certificates

(a)

Subject to Section 4.1(b), security certificates shall be in such form as the board may approve or the Corporation adopt. The president or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.

(b)

Unless otherwise provided in the articles, the board may provide by resolution that any or all classes and series of shares or other securities shall be uncertificated securities, provided that such resolution shall not apply to securities represented by a certificate until such certificate is surrendered to the Corporation.

4.2	Cheques

Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation’s bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by delivery or first class mail to such registered holder at that holder’s address appearing on the register of shareholders, unless that holder otherwise directs in writing. By sending a cheque, as provided in this by-law, in the amount of the dividend less any tax that the Corporation is required to withhold, the Corporation discharges its liability to pay the amount of that dividend, unless the cheque is not paid on due presentation.

4.3	Cheques to Joint Shareholders

Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the register of shareholders in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing.

4.4	Non-Receipt of Cheques

The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this by-law, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.

4.5	Currency of Dividends

Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

ARTICLE 5
SIGNATORIES, INFORMATION

5.1	Signatories

Except for documents executed in the usual and ordinary course of the Corporation’s business, which may be signed by any officer or employee of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:

(a)	any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or

(b)	any director or any officer appointed to office by the board.

SCHEDULE “D”	BY-LAW NO. 1 OF THE CORPORATION – NEW BY-LAWS

Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.

5.2	Facsimile or Electronic Signatures

The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.

5.3	Restriction on Information Disclosed

Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.

5.4	Financial Year End

The financial year of the Corporation shall terminate on a date to be determined by the directors of the Corporation and thereafter on the anniversary date thereof in each year, until changed by resolution of the directors of the Corporation.

ARTICLE 6
PROTECTION AND INDEMNITY

6.1	Transactions with the Corporation

No director or officer shall be disqualified, by virtue of being a director, or by holding any other office of, or place of profit under, the Corporation or any body corporate in which the Corporation is a shareholder or is otherwise interested, from entering into, or from being concerned or interested in any manner in, any contract, transaction or arrangement made, or proposed to be made, with the Corporation or any body corporate in which the Corporation is interested and no such contract, transaction or arrangement shall be void or voidable for any such reason. No director or officer shall be liable to account to the Corporation for any profit arising from any such office or place of profit or realized in respect of any such contract, transaction or arrangement. Except as required by the Act, no director or officer must make any declaration or disclosure of interest or, in the case of a director, refrain from voting in respect of any such contract, transaction or arrangement.

6.2	Limitation of Liability

Subject to the Act, no director or officer shall be liable for:

(a)	the acts, receipts, neglects or defaults of any other person;

(b)	joining in any receipt or act for conformity;

(c)	any loss, damage or expense to the Corporation arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation;

(d)	the insufficiency or deficiency of any security in or upon which any moneys of the Corporation are invested;

(e)	any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation are lodged or deposited;

(f)	any loss, damage or expense occasioned by any error of judgment or oversight; or

(g)	any other loss, damage or expense related to the performance or non-performance of the duties of that individual’s office.

SCHEDULE “D”	BY-LAW NO. 1 OF THE CORPORATION – NEW BY-LAWS

6.3	Contracts on Behalf of the Corporation

Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

6.4	Indemnity of Directors and Officers

As required or permitted by the Act, the Corporation shall indemnify each Indemnified Person (as defined in this section) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, which that Indemnified Person reasonably incurs in respect of any civil, criminal or administrative, investigative or other proceeding to which that Indemnified Person is made a party by reason of being or having been a director or officer of the Corporation or of a body corporate or by reason of having acted in a similar capacity for an entity if:

(a)	the Indemnified Person acted honestly and in good faith with a view to the best interests of the Corporation or as the case may be, to the interests of the other entity; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that the conduct was lawful.

“Indemnified Person” means

(a)	each director and former director of the Corporation;

(b)	each officer and former officer of the Corporation;

(c)	each individual who acts or acted at the Corporation’s request as a director or officer of a body corporate or an individual acting in a similar capacity of another entity; and

(d)	the respective heirs and legal representatives of each of the persons designated in the preceding paragraphs (a) through (c).

6.5	Advances by the Corporation

The Corporation shall advance monies to an Indemnified Person for the costs, charges and expenses of a proceeding referred to in Section 6.4 provided the Indemnified person shall repay such monies if the Indemnified person does not fulfil the duties of Subsections 6.4 (a) and (b).

6.6	Indemnities Not Limiting

The provisions of this Article 6 shall be in addition to and not in substitution for any rights, immunities and protections to which an Indemnified Person is otherwise entitled under the Act or as the law may permit or require.

6.7	Insurance

Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual referred to in Subsection 6.4 as the board may determine.

ARTICLE 7
NOTICES

7.1	Procedure for Sending Notices

Notice shall be deemed to have been sufficiently sent if sent in writing to the address of the addressee on the books of the Corporation and delivered in person, sent by prepaid first class mail or sent by any telephonic or electronic means of sending messages, including telex or facsimile transmission, which produces a paper record. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Each notice so sent shall be deemed to have been received on the day it was delivered or sent by telephonic or electronic means or on the fifth day after it was mailed.

SCHEDULE “D”	BY-LAW NO. 1 OF THE CORPORATION – NEW BY-LAWS

7.2	Notices to Successors in Title

Notice to a shareholder is sufficient notice to each successor in title to that shareholder until the name and address of that successor have been entered on the Corporation’s share register.

7.3	Notice to Joint Shareholders

Notice to one joint shareholder is sufficient notice to all of them. Such notice shall be addressed to all such joint shareholders and sent to the address for them on the Corporation’s register of shareholders, or to the first such address if there is more than one.

7.4	Signatures on Notices

The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature.

7.5	Omission of Notice Does Not Invalidate Actions

All actions taken at a meeting in respect of which a notice has been sent shall be valid even if:

(a)	by accident, notice was not sent to any person;
(b)	notice was not received by any person; or
(c)	there was an error in a notice that did not affect the substance of that notice.

7.6	Waiver of Notice

Any person entitled to notice under the Act, the articles or the by-laws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any default in sending that notice.

ARTICLE 8
REPEAL OF FORMER BY-LAWS

8.1	Former By-Laws May be Repealed

The board may repeal one or more by-laws by passing a by-law that contains provisions to that effect.

8.2	Repeal of By-Laws

All previous by-laws of the Corporation, including but not limited to By-laws Nos. XXIV and XXV of the Corporation, are repealed.

8.3	Effect of Repeal of By-Laws

The repeal of any by-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All directors, officers and other persons acting under any by-law repealed in whole or part shall continue to act as if elected or appointed under the provisions of this bylaw.

MADE by the board on the ___day of___, 2011.

_____________________________________	______________________________________
Chairman	President and Chief Executive Officer

SCHEDULE “E”	SUMMARY COMPARISON OF BY-LAWS

Summary Comparison of By-Laws

The provisions of the New By-Laws are substantially the same as the provisions of the Existing By-Laws, except for the material differences set out below. The material differences fall into two groups. The first group consist of provisions in the New By-Laws that reflect more modern corporate governance practices. The second group consists of provisions in the Existing By-Laws which are no longer necessary because the provisions in question are already part of the OBCA and which therefore do not need to be restated in the by-laws.

The following differences result from updates to the by-laws to reflect modern practices.

Calling of Board Meetings – The Existing By-Laws provide that meetings of the Board may be convened at the direction of the Chairman, the President, a Vice-President who is a director, or any two directors. The New By-Laws broaden the class of persons who may convene a meeting of the Board, so that any one director or the President of the Corporation may call a meeting of the Board.

Place of Board Meetings – The Existing By-Laws provide that meetings of the Board may be held either at the head office of the Corporation or in such other place as the directors may from time determine. The New By-Laws allow meetings of the Board to be held anywhere in the world, without the requirement for the place of such meetings to be authorized by the Board.

Quorum for Board Meetings – The Existing By-Laws provide that a majority of the directors in office at any time shall form a quorum for the transaction of business by the Board. The New By-Laws make it easier for the Board to transact business, by providing that two-fifths (2/5) (rounded up to the next whole number) of the directors of the Corporation shall constitute a quorum.

Place of Shareholders’ Meetings – The Existing by-Laws provide that meetings of the shareholders shall be held in the Province of Quebec. The New By-Laws provide that meetings of the shareholders may be held anywhere in the world.

Chairman’s Casting Vote – The Existing By-Laws give the chairman of a meeting of the Board or of the shareholders a second, or “casting”, vote in the case of an equality of votes. In order to conform with the practice under the OBCA, the New By-Laws do not allow the chairman a second or casting vote at any meeting.

Meeting by Telephonic or Electronic Means – The Existing By-Laws allow meetings of the Board, but not meetings of the shareholders, to be held through telephone or other communications facilities. The New By-Laws allow both meetings of the Board and of the shareholders to be held by telephone or other communications facilities.

Scrutineers – The Existing By-Laws provide that the chairman of a meeting of shareholders may appoint two or more scrutineers for the meeting. The New By-Laws reduce the minimum number of scrutineers to one. The number of scrutineers to be appointed will depend on the practices of the Corporation’s registrar and transfer agent.

Indemnification of Directors – The Existing By-Laws provide that the Corporation will indemnify every director, former director, officer, former officer, each individual who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corporation or such body corporate) or an individual acting in a similar capacity of another entity, and the respective heirs and legal representatives of such persons, from and against all liabilities incurred by such a person as a result of acting being or having been a director or officer of the Corporation or of such body corporate or by reason of having acted in a similar capacity for another entity, subject to certain limitations. The New By-Laws provide the same obligation to indemnify, except that the class of persons who may be indemnified is broadened to include any individual who acted at the Corporation’s request as a director of any body corporate, whether or not the Corporation is or was a shareholder of that body corporate. However, the New By-Laws will not extend indemnification to a person who undertakes or has undertaken any liability on behalf of the Corporation or such body corporate, as that is not consistent with the OBCA.

Signing Authority – While the signing authority provisions of the two by-laws are substantially similar, the New By-Laws provide more flexibility to the Corporation since they would not require the Corporation to amend its by-laws in order to change its policies on the execution of documents. The Existing By-Laws provide that contracts, documents or instruments in writing requiring the signature of the Corporation may be validly signed by any one of the Chairman, the President, or a Vice-President of the Corporation, or such other person or persons as the Board may by resolution authorize to sign contracts, documents or instruments in writing either generally or to sign specific contracts, documents or instruments. The New By-Laws enlarge the

SCHEDULE “E”	SUMMARY COMPARISON OF BY-LAWS

category of authorized signatories by providing that any director, or any officer appointed by the Board, may execute documents on behalf of the Corporation. The Board may by resolution appoint any person or persons to sign specific documents, specific types of documents, or documents generally on behalf of the Corporation. In addition, documents executed in the ordinary course of business of the Corporation may be signed by any officer or employee of the Corporation acting within the scope of his or her authority.

Banking Arrangements – The signing authority provisions of the New By-Laws will also cover signing authority for all banking arrangements. Removing such provisions from the by-laws will give the Board greater flexibility in revising banking arrangements if necessary.

The following paragraphs of the Existing By-Laws will not be reflected in the New By-Laws, since they are already covered by the provisions of the OBCA. Unless otherwise noted, the relevant provisions of the OBCA are substantially the same as the relevant provisions of the Existing By-Laws.

4 – Powers, Numbers and Quorum of Directors – The minimum and maximum number of directors which the Corporation may have will be set out in the Articles of Continuance rather than in the by-laws.

5 – Qualifications of Directors – This is covered by section 118 of the OBCA.

6 – Election, Term of Office and Removal of Directors – This is covered by sections 119 (election of directors and term of office) and 122 (power of shareholders to remove directors) of the OBCA.

7 – Ceasing to Hold Office and Vacancies on the Board – This is covered by sections 121(ceasing to hold office) and 124 (power of Board to fill vacancies on the Board) of the OBCA.

10 – Notice of Board Meetings – The Existing By-Laws provide that a notice of a meeting of the Board need not specify the purpose of the meeting unless the purpose of the meeting is to consider certain specified transactions. This provision will not be continued in the New By-Laws. Section 126(8) of the OBCA provides that the general nature of the business to be transacted at each meeting is to be specified in the notice calling the meeting.

14 – Resolution in Lieu of Board Meeting – This is covered by section 129 of the OBCA.

15 – Remuneration of Directors – The general power of the Board to set the remuneration of the directors, officers and employees of the Corporation will be provided instead by section 137 of the OBCA.

16 – Conflict of Interest – This is covered in section 132 of the OBCA.

19 – Submission of Contracts or Transactions to Shareholders for Approval – This is covered by section 132 of the OBCA.

20 – 23 – Committees – The general power of the Board to form committees and set the rules for their membership and operations will be provided instead by section 133 of the OBCA.

24 – 24 – Officers and Senior Executives – The general power of the Board to appoint officers and define their responsibilities will be provided instead by section 133 of the OBCA. Removing such provisions from the by-laws will give the Board greater flexibility in re defining the responsibilities of the officers if necessary.

35 – Auditors – This is covered by section 149 of the OBCA.

38 – Special General Meetings – The Existing By-Laws allow a special meeting of shareholders to be requisitioned by a request in writing signed by the holders of note less than 10% of the shares of the Corporation. Section 164 OBCA provides the same right, except that the ownership threshold required to requisition a special meeting is 5% of the outstanding shares of the Corporation.

39 – List of Shareholders Entitled to Notice – This is covered in section 110 of the OBCA.

40 – Record Date for Notice – This is covered in section 95 of the OBCA.

SCHEDULE “E”	SUMMARY COMPARISON OF BY-LAWS

41- 42 – Proxies – This is covered in Part VIII of the OBCA.

43 – Joint Shareholders – This is covered in section 102(4) of the OBCA.

45 – Chairman – The power of a meeting of shareholders to appoint a chairman in the absence of the Chairman, the President or any Vice-President will be provided instead by section 97(c) of the OBCA.

47 - 50 – Voting at Shareholder Meetings – The manner of voting and rules relating to voting at meetings of shareholders will be provided instead by sections 97(a), 102 and 103 of the OBCA. However, while the Existing By-Laws do not allow a proxy for an absent shareholder to vote on a show of hands, the New By-Laws will not contain such a prohibition as it is contrary to the OBCA.

51 – Adjournment of Shareholder Meetings – This is covered by sections 96(3) and (4) and 97(b) of the OBCA.

53 – Allotment and Issuance of Shares – This is covered by section 23 of the OBCA. However, unlike the QCA or the QBCA, the OBCA does not allow shares to be issued unless and until they have been paid for in full by money, property or past services.

54 – Right to Vote – The drawing up of lists of shareholders eligible to vote at meetings of shareholders will be governed instead by section 100(2) of the OBCA.

55 – Registration and Transfer of Shares – This will be covered by section 86 of the Securities Transfer Act (Ontario). The right of the Corporation to issue shares in either certificated or uncertificated form will be provided instead by sections 54(1) and (5) of the OBCA.

56 – Transfer Agent and Registrar – This will be covered by section 142 of the OBCA.

57 – Share Certificates – This will be covered by sections 55(2) and (3) and 56 of the OBCA.

58 – Replacement Share Certificate – This will be covered by section 192 of the Securities Transfer Act (Ontario).

59 – Joint Shareholders – This will be covered by section 54(6) of the OBCA.

62 – Dividends – The power of the Board to declare dividends and the rules concerning the same will be provided instead by section 38 of the OBCA.

64 – Record Date for Dividends and Rights – This will be covered by section 95 of the OBCA.

77 – Books of Accounts – The Existing By-Laws provide that the books of account of the Corporation may be kept either at the registered office of the corporation or at such other place in the Province of Quebec as the directors may from to time determine. Sections 140 and 141 of the OBCA will provide that certain key records of the Corporation, such as the articles, by-laws, minutes of Board and shareholder meetings and registers of directors, officers and shareholders, must be kept at its registered office or at such other place in the Province of Ontario designated by the directors. However, the OBCA does not prescribe where the other records of the Corporation, including accounting records, may be kept.

78 – Borrowing of Money by the Company – The Existing By-Laws of the Corporation provide that the directors of the Corporation are authorized from time to time to (a) borrow money upon the credit of the Corporation, (b) limit or increase the amount to be borrowed, (c) issue debentures or other securities of the Corporation, and pledge or sell the same, and (d) hypothecate, mortgage or pledge the property of the Corporation to secure any such debentures or securities or other loans or indebtedness of the Corporation. Instead of that provision, section 184 of the OBCA will authorize the directors of the Corporation to (a) borrow money upon the credit of the Corporation, (b) issue, reissue, sell or pledge debt obligations of the Corporation, (c) give a guarantee on behalf of the corporation to secure performance of an obligation of any person, and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.